                                                 File pursuant to Rule 424(b)(3)
                                                 Commission File No. 333-102634

PROSPECTUS

                               Lamar Media Corp.
                               OFFER TO EXCHANGE
             $260,000,000 7 1/4% Senior Subordinated Notes due 2013
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

                          FOR ANY AND ALL OUTSTANDING
                   7 1/4% Senior Subordinated Notes due 2013
                       WHICH HAVE NOT BEEN SO REGISTERED

     We refer to the registered notes as the exchange notes and to all outstanding 7 1/4% Senior Subordinated Notes due 2013 as the original notes.

     - The exchange offer expires at 5:00 p.m., New York City time, on May 7, 2003, unless we extend the offer.

     - The terms of the exchange notes to be issued in the exchange offer are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act of 1933 and the transfer restrictions and the registration rights applicable to the original notes generally do not apply to the exchange notes.

     - The exchange notes will be senior to no currently outstanding debt obligations, but will rank senior to any subordinated debt that we incur in the future.

     - The original notes are, and the exchange notes will be, unconditionally guaranteed on a joint and several basis by substantially all of our existing and future subsidiaries.

     - All original notes that are validly tendered and not validly withdrawn will be exchanged.

     - Tenders of original notes may be withdrawn at any time prior to the expiration of the exchange offer.

     - We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

     - The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

     - We will not receive any proceeds from the exchange offer.

     - This prospectus and the letter of transmittal are first being mailed to all holders of the original notes on April 2, 2003.

     INVESTING IN THE EXCHANGE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The exchange offer is not being made, nor will we accept surrender or exchange from holders of original notes, in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or "blue sky" laws of such jurisdiction.

                 The date of this prospectus is March 28, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus summary..........................................    1
Risk factors................................................    7
Statements regarding forward-looking information............   14
Use of proceeds.............................................   15
Capitalization..............................................   16
Selected historical consolidated financial data.............   17
Management's discussion and analysis of financial condition
  and results of operations.................................   19
Business....................................................   28
Management..................................................   35
Principal stockholders......................................   39
Certain relationships and related transactions..............   42
Ratio of earnings to fixed charges..........................   43
The exchange offer..........................................   44
Description of material indebtedness........................   51
Description of the exchange notes...........................   55
Exchange offer and registration rights agreement............   76
Book-entry settlement and clearance.........................   77
Material U.S. federal tax considerations....................   79
Plan of distribution........................................   84
Legal matters...............................................   85
Experts.....................................................   85
Available information.......................................   85
Index to consolidated financial statements..................  F-1

     Lamar Media Corp. is a Delaware corporation. Our principal executive offices are located at 5551 Corporate Blvd., Baton Rouge, LA 70808 and our telephone number at that address is (225) 926-1000. Lamar Media Corp. is a wholly-owned subsidiary of Lamar Advertising Company. Our parent's web site is located at http://www.lamar.com. The information on the web site is not part of this prospectus.

     In this prospectus, unless otherwise defined, "Lamar Media," "we," "us" and "our" refer to Lamar Media Corp. and its subsidiaries. Lamar Advertising Company is referred to herein as "Lamar Advertising."

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the notes offered by this prospectus, and only under the circumstances and in those jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               PROSPECTUS SUMMARY

     This summary contains basic information that is important to you in deciding whether to participate in the exchange offer. You should read this entire prospectus carefully, including the "Risk Factors" contained herein.

LAMAR MEDIA CORP.

     We are one of the largest outdoor advertising companies in the United States based on number of displays and have operated under the Lamar name since 1902. As of December 31, 2002, we owned and operated approximately 146,000 billboard advertising displays in 44 states, operated over 95,000 logo sign displays in 21 states and the province of Ontario, Canada, and operated approximately 13,000 transit advertising displays in 16 states. For the year ended December 31, 2002, we had net revenues of $775.7 million, Adjusted EBITDA of $334.0 million and a net loss of $25.0 million. We define Adjusted EBITDA as operating income (loss) before depreciation and amortization and gain or loss on disposition of assets.(+)

     The three principal areas that make up our business are:

     - Billboard advertising. We offer our customers a fully integrated service, covering their billboard display requirements from ad copy production to placement and maintenance. Our billboard advertising displays are comprised of bulletins and posters. As a result of their greater impact and higher cost, bulletins are usually located on major highways. Posters are usually concentrated on major traffic arteries or on city streets to target pedestrian traffic.

     - Logo signs. We are the largest provider of logo sign services in the United States, operating 21 of the 26 privatized state logo sign contracts. Logo signs are erected near highway exits to direct motor traffic to service and tourist attractions, as well as to advertise gas, food, camping and lodging.

     - Transit advertising. We provide transit advertising in 41 transit markets. Transit displays appear on the exterior or interior of public transportation vehicles or stations, such as buses, trains, commuter rail, subways, platforms and terminals.
---------------

(+) Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America (GAAP). Adjusted EBITDA should not be considered in isolation or as an alternative to net income or cash flows from operating activities, which are determined in accordance with GAAP, as an indicator of our operating performance or as measure of our liquidity. It is, however, a measurement we believe is useful to evaluate our operating performance as it reflects operating income before the impact of depreciation and amortization and gain or loss of disposition of assets, which can vary widely depending on non-operating activities. Adjusted EBITDA is also a measure that we believe is customarily used by financial analysts to evaluate the financial performance of companies in the media industry. The calculation of Adjusted EBITDA that we use may not be comparable to similarly titled measures used by other companies.

    Set forth below is a reconciliation of Adjusted EBITDA to operating income
(loss) for the year ended December 31, 2002 (Dollars in thousands):

Operating income (loss).....................................  $ 59,707
Depreciation and amortization...............................   274,644
Gain on disposition of assets...............................      (336)
                                                              --------
Adjusted EBITDA.............................................  $334,015

     Our business has grown rapidly through a combination of internal growth and acquisitions. Our growth has been enhanced by strategic acquisitions that resulted in increased operating efficiencies, greater geographic diversification and increased market penetration. Historically, we have focused on small to mid-sized markets where we have pursued acquisition opportunities in order to establish a leadership position. Since January 1, 1997, we have successfully completed over 450 acquisitions of outdoor advertising businesses and assets. Our acquisitions have expanded our operations in major markets. We currently have a presence in 35 of the top 50 outdoor advertising markets in the United States. Our large national footprint gives us the ability to offer cross-market advertising opportunities to both our local and national advertising customers.

RECENT DEVELOPMENTS

     On January 22, 2003, we redeemed our 9 5/8% Senior Subordinated Notes due 2006 in aggregate principal amount of approximately $255.0 million for a redemption price equal to 103.208% of the principal amount thereof plus accrued interest to the redemption date of approximately $3.5 million for a total redemption price of $266.7 million. We will record a loss on the extinguishment of debt of approximately $6.8 million in the first quarter of 2003.

     On March 7, 2003 we replaced our existing bank credit facility with a new bank credit facility. The new bank credit facility is comprised of a $225 million revolving bank credit facility and a $975 million term facility. The new bank credit facility also includes a $500 million incremental facility, which permits us to request that our lenders enter into commitments to make additional term loans to us, up to a maximum aggregate amount of $500 million. The lenders have no obligation to make additional term loans to us under the incremental facility, but may enter into such commitments in their sole discretion.

ORGANIZATIONAL CHART

     The following summary organizational chart describes the basic corporate structure of Lamar.

[Flow Chart]
---------------
* All subsidiaries are wholly owned, except for the only subsidiary that is not a guarantor of the notes -- Missouri Logos, a Partnership.

                         SUMMARY OF THE EXCHANGE OFFER

     On December 23, 2002, we completed a private offering of $260,000,000 aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2013. In connection with the offering of those original notes, we entered into a registration rights agreement with the initial purchasers of those original notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for those original notes. Below is a summary of the exchange offer.

EXCHANGE OFFER................   We are offering to exchange an aggregate of
                                 $260,000,000 principal amount of exchange notes for an aggregate of $260,000,000 principal amount of original notes. The original notes may be exchanged only in multiples of $1,000.

EXPIRATION DATE...............   This exchange offer will expire at 5:00 p.m.,
                                 New York City time, on May 7, 2003, unless we extend the offer.

PROCEDURES FOR TENDERING
ORIGINAL NOTES................   The procedures for exchanging original notes
                                 involve notifying the exchange agent before the expiration date of the exchange offer of your intention to do so. The procedures for properly providing notice are described on page 46 of this prospectus under the heading "The exchange offer -- Exchange offer procedures -- How to tender."

ACCEPTANCE OF ORIGINAL NOTES
AND DELIVERY OF EXCHANGE
NOTES.........................   We will accept any original notes that are
                                 properly tendered for exchange before
                                 5:00 p.m., New York City time, on the day this exchange offer expires. The exchange notes will be delivered promptly after expiration of this exchange offer.

EXCHANGE DATE.................   We will notify the exchange agent of the date
                                 of acceptance of the original notes for
                                 exchange.

WITHDRAWAL RIGHTS.............   If you tender your original notes for exchange
                                 in this exchange offer and later wish to withdraw them, you may do so at any time before 5:00 p.m., New York City time, on the day this exchange offer expires.

EFFECT ON HOLDERS OF ORIGINAL
NOTES.........................   Any original notes that remain outstanding
                                 after this exchange offer will continue to be subject to restrictions on their transfer.
                                 After this exchange offer, holders of original notes will not (with limited exceptions) have any further rights under the registration rights agreement. Any market for original notes that are not exchanged could be adversely affected by the completion of this exchange offer. See "Risk factors -- The original notes are, and will continue to be, subject to restrictions on transfer, and the trading market, if any, for the original notes may be adversely affected by completion of this exchange offer" on page 11.

RESALE OF THE EXCHANGE
NOTES.........................   Based on the position of the staff of the
                                 Division of Corporation Finance of the SEC has stated in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes acquired in this exchange offer may be freely traded without compliance with the provisions of the Securities Act of 1933, as amended, that call for registration and delivery of a prospectus, except as described in the following paragraphs. See "Plan of distribution" on page
                                 84.

                                 In order to participate in the exchange offer, you will be required to make specified representations in a letter of transmittal, including that:

                                 - you are not an "affiliate" of ours, as
                                   defined in Rule 405 of the Securities Act of 1933;

                                 - you are not a broker-dealer who owns original
                                   notes acquired directly from us;

                                 - you will acquire the exchange notes in the
                                   ordinary course of business; and

                                 - you have not agreed with anyone to distribute
                                   the exchange notes.

                                 If you are a broker-dealer that purchased original notes for your own account as part of market-making or other trading activities, you may represent to us that you have not agreed with us or our affiliates to distribute the exchange notes. If you make this representation, you must agree to deliver a prospectus in connection with any resale of the exchange notes and you need not make the last representation provided for above.

ACCRUED INTEREST ON THE
ORIGINAL NOTES................   Any interest that has accrued on an original
                                 note before its exchange in this exchange offer will be payable on the exchange note on the first interest payment date after the completion of this exchange offer.

TAX CONSEQUENCES..............   The exchange of the original notes for the
                                 exchange notes will not be a taxable exchange for United States federal income tax purposes.
                                 See "Material federal income tax consequences" on page 79.

EXCHANGE AGENT................   Wachovia Bank is serving as the exchange agent.
                                 Its address and telephone number are provided in this prospectus under the heading "The exchange offer -- Exchange agent" on page 50.

USE OF PROCEEDS...............   We will not receive any cash proceeds from this
                                 exchange offer.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

     The terms of the exchange notes will be essentially the same as the original notes, except that the exchange notes will not contain language restricting their transfer, and holders of the exchange notes generally will not be entitled to further registration rights under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding original notes for which they were exchanged, and the exchange notes will replace such outstanding original notes. Both the original notes and the exchange notes are governed by the same indenture. See the "Description of the exchange notes" section of this prospectus on page 55 for more detailed information about the terms and conditions of the exchange notes.

ISSUER........................   Lamar Media Corp.

SECURITIES OFFERED............   $260,000,000 aggregate principal amount of
                                 7 1/4% Senior Subordinated Notes due 2013.

MATURITY DATE.................   January 1, 2013.

INTEREST RATE.................   7 1/4% per year.

INTEREST PAYMENT DATE.........   July 1 and January 1 of each year, beginning on
                                 July 1, 2003.

GUARANTEES....................   Substantially all of our existing and future
                                 subsidiaries will unconditionally guarantee the exchange notes on a joint and several basis. On the issue date of the exchange notes, all of our existing subsidiaries, except for Missouri
                                 Logos, a Partnership, will guarantee the exchange notes.

RANKING.......................   The exchange notes will be our unsecured senior
                                 subordinated obligations and will be
                                 subordinated to all of our existing and future senior debt, which will include indebtedness under our bank credit facility, and rank equally with all of our existing and future senior subordinated debt, including our 8 5/8%
                                 Senior Subordinated Notes due 2007, and rank senior to any future subordinated debt. The exchange notes will be effectively subordinated to all existing and future liabilities, including trade payables, of our non-guarantor subsidiaries.

                                 The guarantees by our subsidiaries will be subordinated to existing and future senior debt of such subsidiaries, which will include each such subsidiary's guarantee of indebtedness under our bank credit facility.

                                 As of March 10, 2003, the exchange notes and the subsidiary guarantees (i) were subordinated to $976.2 million in senior debt, and $219.6 million of additional borrowing capacity was available under our new bank credit facility,
                                 (ii) ranked equally with $199.2 million of senior subordinated debt, and $15.9 in various other short-term and long-term debt, and (iii) ranked senior to no outstanding debt obligations.

                                 The new bank credit facility also includes a $500.0 million incremental facility, which permits us to request that our lenders enter into commitments to make additional terms loans to us, up to a maximum aggregate amount of $500.0 million. The lenders have no obligation to make additional term loans to us under the incremental facility, but may enter into such commitments in their sole discretion. The exchange notes will be subordinated to any future loans that may be made under the incremental facility.

OPTIONAL REDEMPTION...........   We may redeem some or all of the exchange notes
                                 at any time on or after January 1, 2008. We may also redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds from certain public equity offerings completed before January 1, 2006. The redemption prices are described under
                                 "Description of the exchange notes -- Optional
                                 Redemption" on page 56.

CHANGE OF CONTROL AND ASSET
SALES.........................   If we or Lamar Advertising experience specific
                                 kinds of changes of control or we sell assets under certain circumstances, we will be required to make an offer to purchase the exchange notes at the prices listed in "Description of the exchange notes -- Optional
                                 Redemption" on page 56. We may not have
                                 sufficient funds available at the time of any change of control to effect the purchase.

CERTAIN COVENANTS.............   The indenture governing the notes restricts our
                                 ability and the ability of our restricted subsidiaries to, among other things:

                                 - incur additional debt and issue preferred
                                   stock;

                                 - make certain distributions, investments and
                                   other restricted payments;

                                 - create certain liens;

                                 - enter into transactions with affiliates;

                                 - limit the ability of restricted subsidiaries
                                   to make payments to us;

                                 - merge, consolidate or sell substantially all
                                   of our assets;

                                 - limit the ability of our subsidiaries to
                                   issue preferred stock; and

                                 - sell assets.

                                 These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the exchange notes" on page 55 of this prospectus.

EXCHANGE OFFER; REGISTRATION
RIGHTS........................   Under a registration rights agreement with the
                                 initial purchasers, we and the guarantors agreed to use our reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the original notes for the exchange notes. If we are not able to effect the exchange offer, we will use our reasonable best efforts to file and cause to become effective a shelf registration statement relating to resales of the original notes. We will be obligated to pay additional interest on the notes if we do not complete the exchange offer within 160 days after the issue date of the original notes or, if required, the shelf registration statement is not declared effective within 160 days after the issue date of the original notes. See
                                 "Exchange offer and registration rights
                                 agreement" on page 76.

                                  RISK FACTORS

     You should carefully consider the risks described below, in addition to the other information presented in this prospectus, in evaluating us, our business and your participation in the exchange offer. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

RISKS RELATED TO THE EXCHANGE NOTES AND THIS OFFERING

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR BUSINESS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE EXCHANGE NOTES.

     We have a substantial amount of indebtedness. As of December 31, 2002, after giving effect to the redemption of our 9 5/8% Senior Subordinated Notes due 2006 on January 22, 2003, we would have had approximately $1.5 billion of debt outstanding consisting of approximately $975.5 million in senior bank debt, $1.2 million in senior notes, $459.2 million in various series of senior subordinated notes, and $16.0 million in various other short-term and long-term debt. In addition, the indentures governing our notes and our new bank credit facility allow us to incur substantial additional indebtedness in the future. As of December 31, 2002, we had $309.6 million available to borrow under our then existing bank credit facility. Under our new bank credit facility we have $219.6 million of borrowing capacity as of March 7, 2003. Our new bank credit facility also permits us to request that our lenders enter into commitments to make additional term loans to us, up to a maximum aggregate amount of $500.0 million. Our lenders have no obligation to make additional term loans to us, but may enter into such commitments in their sole discretion. Our substantial indebtedness and the fact that a large part of our cash flow from operations must be used to make principal and interest payments on our debt may have important consequences, including:

     - making it more difficult for us to satisfy our obligations with respect to the exchange notes;

     - limiting cash flow available to fund our working capital, capital expenditures, potential acquisitions or other general corporate requirements;

     - increasing our vulnerability to general adverse economic and industry conditions;

     - limiting our ability to obtain additional financing to fund future working capital, capital expenditures, potential acquisitions or other general corporate requirements;

     - limiting our flexibility in planning for, or reacting to, changes in our business and industry;

     - placing us at a competitive disadvantage compared to our competitors with less indebtedness; and

     - making it more difficult for us to comply with financial covenants in our new bank credit facility.

WE MAY BE UNABLE TO GENERATE SUFFICIENT CASH FLOW TO SATISFY OUR SIGNIFICANT DEBT SERVICE OBLIGATIONS.

     Our ability to generate cash flow from operations to make principal and interest payments on our debt, including the exchange notes, will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions, our customers' allocation of advertising expenditures among available media and the amount spent on advertising in general. If our operations do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may need to borrow additional funds to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and acquisitions. Additional funds or alternative financing may not be available to us on favorable terms, or at all. Our inability to generate sufficient cash flow from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

RESTRICTIONS IN OUR AND LAMAR ADVERTISING'S DEBT AGREEMENTS REDUCE OUR OPERATING FLEXIBILITY AND CONTAIN COVENANTS AND RESTRICTIONS THAT CREATE THE POTENTIAL FOR DEFAULTS.

     The terms of our new bank credit facility and the indentures relating to our outstanding notes and the indenture relating to Lamar Advertising's outstanding notes restrict and the indenture relating to the exchange notes will restrict, among other things, our ability and the ability of Lamar Advertising to:

     - incur or repay debt;

     - dispose of assets;

     - create liens;

     - make investments;

     - enter into affiliate transactions; and

     - pay dividends.

See "Description of material indebtedness -- Bank credit facility," on page 51 and "-- 8 5/8% Senior Subordinated Notes due 2007" on page 53.

     Under our new bank credit facility, we must maintain specified financial ratios and levels including:

     - a minimum interest coverage ratio;

     - a minimum fixed charges coverage ratio;

     - a maximum senior debt ratio; and

     - a maximum total debt ratio.

See "Description of material indebtedness -- Bank credit facility -- Covenants" on page 52.

     If we fail to comply with these tests, the lenders have the right to cause all amounts outstanding under our bank credit facility to become immediately due. If this were to occur, and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for us and could lead to an event of default under the indentures governing our debt, including the exchange notes. Any of these events could have a material adverse effect on our business, financial condition and results of operations. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE EXCHANGE NOTES IS JUNIOR TO OUR EXISTING SENIOR INDEBTEDNESS AND THE EXISTING SENIOR INDEBTEDNESS OF THE SUBSIDIARY GUARANTORS AND POSSIBLY ALL OF OUR AND THEIR FUTURE INDEBTEDNESS.

     The exchange notes and the subsidiary guarantees will be subordinated in right of payment to the prior payment in full of our and the subsidiary guarantors' respective current and future senior indebtedness, including our and their obligations under our new bank credit facility. As of December 31, 2002, the exchange notes were subordinated to $975.5 million of debt under our then existing bank credit facility and $1.2 million in senior notes, and $309.6 million of senior debt were available for borrowing under our then existing bank credit facility. Under our new bank credit facility we have $219.6 million of borrowing capacity as of March 7, 2003. Our new bank credit facility also permits us to request that our lenders enter into commitments to make additional term loans to us, up to a maximum aggregate amount of $500.0 million. Our lenders have no obligation to make additional term loans to us, but may enter into such commitments in their sole discretion. As a result of the subordination provisions of the exchange notes, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary guarantor, our assets or the assets of the applicable subsidiary guarantor would be available to pay obligations under the exchange notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of the applicable subsidiary guarantor. Sufficient assets may not remain after all of these payments have been made to make any payments on the exchange notes and our other senior subordinated obligations (which, after giving effect to the application of the net proceeds from the offering of the original notes to redeem our 9 5/8% Senior Subordinated Notes due 2006, would have totaled $199.2 million as of December 31, 2002), including payments of interest when due. In addition, all payments on the exchange notes and the subsidiary guarantees will be prohibited in the event of a payment default on our senior indebtedness and, for limited periods, upon the occurrence of other defaults under our new bank credit facility.

THE EXCHANGE NOTES AND THE SUBSIDIARY GUARANTEES WILL BE EFFECTIVELY SUBORDINATED TO ALL OF OUR AND OUR SUBSIDIARY GUARANTORS' SECURED INDEBTEDNESS AND ALL INDEBTEDNESS AND OTHER OBLIGATIONS OF OUR NON-GUARANTOR SUBSIDIARIES.

     The exchange notes will not be secured. The lenders under our new bank credit facility are secured by a pledge of our stock and the stock of all of the subsidiary guarantors. If we or any of the subsidiary guarantors declare bankruptcy, liquidate or dissolve, or if payment under our bank credit facility or any of our other secured indebtedness is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the exchange notes. As a result, the exchange notes are effectively subordinated to our and our subsidiaries' secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the exchange notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries' secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of December 31, 2002, we had $975.5 million of secured indebtedness outstanding and $309.6 million of additional secured indebtedness was available for borrowing under our then existing bank credit facility. Under our new bank credit facility, we have $219.6 million of borrowing capacity as of March 7, 2003. Our new bank credit facility also permits us to request that our lenders enter into commitments to make additional term loans to us, up to a maximum aggregate amount of $500.0 million. Our lenders have no obligation to make additional term loans to us, but may enter into such commitments in their sole discretion.

     In addition, the exchange notes will be structurally subordinated to all of the liabilities and other obligations of our subsidiaries that do not guarantee the exchange notes. In the event of a bankruptcy, liquidation or dissolution of any of the non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. However, under some circumstances, the terms of the exchange notes will permit our non-guarantor subsidiaries to incur additional specified indebtedness.

WE MAY NOT BE ABLE TO PURCHASE THE EXCHANGE NOTES UPON A CHANGE OF CONTROL.

     Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Exchange Notes -- Change of control" on page 65. Our obligation to repurchase the notes upon a change of control cannot be waived without the consent of each affected noteholder. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes or that restrictions in our new bank credit facility will not allow such repurchase.

     A sale of all or substantially all of our assets will result in a change of control. The term "all or substantially all" as used in the definition of a change of control, however, will likely be interpreted under applicable state law and will be dependant upon particular facts and circumstances. As a result, there may be uncertainty as to whether a sale assignment, conveyance, transfer, lease or other disposal is of "all or substantially all" of our assets, and thus whether a change of control has occurred.

     The occurrence of a change of control event will result in an event of default under our new bank credit facility, and, therefore, the lenders will have the right to require repayment in full of all outstanding borrowings under the facility, which totaled $975.5 million as of December 31, 2002. We will not, therefore, be able to affect a repurchase of the notes upon a change of control event unless we repay all of the outstanding borrowings under the new bank credit facility or obtain the consent of the lenders under the new bank credit facility.

WE MAY ENTER INTO TRANSACTIONS THAT COULD SUBSTANTIALLY INCREASE OUR OUTSTANDING INDEBTEDNESS OR OTHERWISE ADVERSELY AFFECT HOLDERS OF THE EXCHANGE NOTES THAT WOULD NOT CONSTITUTE A CHANGE OF CONTROL.

     We are not prevented from entering into many types of transactions that may adversely affect holders of the exchange notes, including acquisitions, refinancing or other recapitalizations. Only certain defined occurrences will constitute change of control events that obligate us to offer to repurchase the exchange notes. Permitted transactions could increase our outstanding indebtedness, change our capital structure, adversely affect our credit ratings or otherwise adversely affect holders of the exchange notes.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID THE GUARANTEES OF THE EXCHANGE NOTES BY OUR SUBSIDIARIES AND REQUIRE THE HOLDERS OF THE EXCHANGE NOTES TO RETURN PAYMENTS RECEIVED FROM THE SUBSIDIARY GUARANTORS.

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the subsidiary guarantees could be voided, or claims in respect of the subsidiary guarantees could be subordinated to all other debts of a subsidiary guarantor if, either, the subsidiary guarantee was incurred with the intent to hinder, delay or defraud any present or future creditors of the subsidiary guarantor or the subsidiary guarantors, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and the subsidiary guarantor either:

     - was insolvent or rendered insolvent by reason of such incurrence;

     - was engaged in a business or transaction for which such subsidiary guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

     If a subsidiary guarantee is voided, you will be unable to rely on the applicable subsidiary guarantor to satisfy your claim in the event that we fail to make one or more required payments due on the exchange notes. In addition, any payment by such subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of creditors of such subsidiary guarantor.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

     - the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, we and each subsidiary guarantor believe that, after giving effect to the indebtedness incurred in connection with this offering, no subsidiary guarantor will be insolvent, will have unreasonably small capital for the business in which it is engaged or will have incurred debts beyond its ability to pay such debts as they mature. A court could apply different standards in making such determinations, however, and disagree with our or the subsidiary guarantors' conclusions in this regard and void the subsidiary guarantees or subordinate any claims in respect of a subsidiary guarantee to all other debts of the subsidiary guarantors.

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE EXCHANGE NOTES.

     The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The initial purchasers have informed us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any such market making at any time without notice. The liquidity of any market for the exchange notes will depend upon various factors, including:

     - the number of holders of the exchange notes;

     - the interest of securities dealers in making a market for the exchange notes;

     - the overall market for high yield securities;

     - our financial performance or prospects; and

     - the prospects for companies in our industry generally.

     Accordingly, it is possible that a market or liquidity may not develop for the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

THE ORIGINAL NOTES ARE, AND WILL CONTINUE TO BE, SUBJECT TO RESTRICTIONS ON TRANSFER, AND THE TRADING MARKET, IF ANY, FOR ORIGINAL NOTES MAY BE ADVERSELY AFFECTED BY COMPLETION OF THIS EXCHANGE OFFER.

     The original notes have not been registered under the Securities Act of 1933 or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933 and any other applicable securities laws, or pursuant to an exemption from those laws or in a transaction not subject to those laws. We do not intend to register under the Securities Act of 1933 the original notes that remain outstanding after completion of this exchange offer, and have agreed to do so only in the event that original notes were not eligible for exchange in the exchange offer. We are not aware of any reason that original notes would not be eligible for exchange. Original notes that remain outstanding after the completion of this exchange offer will continue to bear a legend reflecting those restrictions on transfer, and holders of those original notes will not be entitled to any rights to have those original notes registered under the Securities Act of 1933 or to any similar rights under the registration rights agreement (subject to the limited exception noted above). To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for remaining original notes may be adversely affected.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

OUR REVENUES ARE DERIVED FROM ADVERTISING AND ADVERTISING IS PARTICULARLY SENSITIVE TO CHANGES IN ECONOMIC CONDITIONS AND ADVERTISING TRENDS.

     We sell advertising space to generate revenues. Advertising spending is particularly sensitive to changes in general economic conditions and advertising spending typically decreases when economic conditions are tough. A decrease in demand for advertising space could adversely affect our business. A reduction in money spent on our advertising displays could result from:

     - a general decline in economic conditions;

     - a decline in economic conditions in particular markets where we conduct business;

     - a reallocation of advertising expenditures to other available media by significant customers; or

     - a decline in the amount spent on advertising in general.

OUR OPERATIONS ARE SIGNIFICANTLY IMPACTED BY THE REGULATION OF OUTDOOR ADVERTISING BY FEDERAL, STATE AND LOCAL GOVERNMENTS.

     Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

     The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances that require removal of billboards by a future date. In addition, four states have enacted bans on billboard advertising.

     Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

     Local laws that mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Some federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

     Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may have a material adverse effect on our results of operations.

OUR CONTINUED GROWTH THROUGH ACQUISITIONS MAY BECOME MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES.

     Historically, we have substantially increased our inventory of advertising displays through acquisitions. Our growth strategy involves acquiring outdoor advertising businesses and assets in markets where we currently compete, as well as in new markets. The following factors, however, may affect our ability to continue to pursue this strategy effectively:

     - there might not be suitable acquisition candidates, particularly as a result of the consolidation of the outdoor advertising industry, and we may have a more difficult time negotiating acquisitions that are favorable to us;

     - we may face increased competition from other outdoor advertising companies, which may have greater financial resources than us, for the businesses and assets we wish to acquire, which may result in higher prices for those businesses and assets;

     - we may not have access to sufficient capital resources on acceptable terms, if at all, to finance our acquisitions and may not be able to obtain required consents from our lenders;

     - we may be unable to effectively integrate acquired businesses and assets with our existing operations as a result of unforeseen difficulties that could require significant time and attention from our management that would otherwise be directed at developing our existing business; and

     - we may not realize the benefits and cost savings that we anticipate from our acquisitions.

WE FACE COMPETITION FROM LARGER AND MORE DIVERSIFIED OUTDOOR ADVERTISERS AND OTHER FORMS OF ADVERTISING THAT COULD HURT OUR PERFORMANCE.

     We cannot be sure that in the future we will compete successfully against the current and future forms of outdoor advertising and other media. The competitive pressure that we face could adversely affect our profitability or financial performance. Although we are one of the largest companies focusing exclusively on outdoor advertising, we face competition from larger companies with more diversified operations that also include television, radio and other broadcast media. In addition, our diversified competitors have the opportunity to cross-sell their different advertising products to their customers. We also face competition from other forms of media, including newspapers, direct mail advertising and the Internet. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

IF OUR CONTINGENCY PLANS RELATING TO HURRICANES FAIL, THE RESULTING LOSSES COULD HURT OUR BUSINESS.

     Although we have developed contingency plans designed to deal with the threat posed to advertising structures by hurricanes and other natural disasters, it is possible that these plans will not work. If these plans fail, significant losses could result.

     We have determined that it is not economical to obtain insurance against losses from hurricanes and other natural disasters. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we remove the advertising faces on billboards at the onset of a storm, when possible, which better permits the structures to withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

OUR LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL.

     A portion of our revenues and operating income come from our state-awarded service contracts for logo signs. For the year ended December 31, 2002, approximately 5% of our net revenues were derived from our logo sign contracts. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We currently compete with three other logo sign providers, as well as local companies, for state-awarded service contracts for logo signs.

     Generally, state-awarded logo sign contracts have terms of five to ten years with additional renewal periods. Some states have the right to terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. At the end of the term of the contract, ownership of the structures is transferred to the state. Depending on the contract in question, the logo sign provider may or may not be entitled to compensation at the end of the contract term. Of our 21 logo sign contracts in place at December 31, 2002, three are scheduled to terminate in 2003, one in September and two in December, and two are subject to renewal in 2003, one in July and one in September. The states may not award us new logo sign contracts or renew our existing contracts. In addition, after a new state-awarded logo contract is received, we generally incur significant start-up costs. If we do not continue to have access to the capital necessary to finance those costs we would not be able to accept new contracts.

WE ARE A WHOLLY-OWNED SUBSIDIARY OF LAMAR ADVERTISING, WHICH IS CONTROLLED BY CERTAIN SIGNIFICANT STOCKHOLDERS WHO ARE ABLE TO CONTROL THE OUTCOME OF ALL MATTERS SUBMITTED TO ITS STOCKHOLDERS FOR APPROVAL AND WHOSE INTEREST IN LAMAR ADVERTISING AND US MAY BE DIFFERENT THAN YOURS.

     Certain members of the Reilly family, including Kevin P. Reilly, Jr., our president and chief executive officer, as of December 31, 2002, own in the aggregate approximately 16% of Lamar Advertising's common stock, assuming the conversion of all Class B common stock to Class A common stock. This represents 66% of Lamar Advertising's outstanding voting stock. By virtue of such stock ownership, such persons have the power to:

     - elect Lamar Advertising's and our entire board of directors;

     - control Lamar Advertising's and our management and policies; and

     - determine the outcome of any corporate transaction or other matters required to be submitted to Lamar Advertising's stockholders for approval, including the amendment of its certificate of incorporation, mergers, consolidation and the sale of all or substantially all of its or our assets.

     As their interests in Lamar Advertising and us may be different from your interests, the foregoing stockholders may exercise their control over us through their control over Lamar Advertising in a manner detrimental to your interests.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements. These are statements that relate to future periods and include statements regarding our anticipated performance.

     Generally, the words anticipates, believes, expects, intends, estimates, projects, plans and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are described in this prospectus, including under "Risk factors" and include, among others:

     - the performance of the U.S. economy generally and the level of expenditures on advertising, including, in particular, outdoor advertising;

     - our ability to renew expiring and negotiate new contracts at favorable rates;

     - our ability to fully utilize our outdoor advertising capacity;

     - the integration of businesses that we acquire and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions;

     - risks and uncertainties relating to our significant indebtedness, including the completion of the refinancing of our bank credit facility;

     - our need for and ability to obtain additional funding for acquisitions or operations; and

     - the regulation of the outdoor advertising industry by federal, state and local governments and the impact thereon by environmental or other lobbying groups.

     Although we believe that the statements contained in this prospectus are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

                                USE OF PROCEEDS

     This exchange offer is intended to satisfy some of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer. In exchange for issuing the exchange notes as described in this prospectus, we will receive an equal principal amount of original notes, which will be canceled.

     The net proceeds from the issuance and sale of the original notes, together with additional cash, were used to redeem all of our outstanding $255 million principal amount of our 9 5/8% Senior Subordinated Notes due 2006 plus accrued interest thereon to the date of redemption and the applicable redemption premium.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and our capitalization at December 31, 2002 on an actual basis and on an as adjusted basis after giving effect to the application of the net proceeds from the issuance of the original notes to redeem our outstanding 9 5/8% Senior Subordinated Notes due 2006 on January 22, 2003. You should read this table in conjunction with the information under the headings "Use of proceeds," "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our unaudited consolidated financial statements and the related notes, each included elsewhere in this prospectus.

                                                              AS OF DECEMBER 31, 2002
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $   15,610   $   15,610
Cash on deposit for debt extinguishment.....................     266,657           --
                                                              ----------   ----------
Current maturities of long-term debt:
  9 5/8% Senior Subordinated Notes due 2006(1)..............     255,000           --
  Other current maturities of long-term debt(2).............       4,687        4,687
                                                              ----------   ----------
     Total current maturities of long-term debt.............     259,687        4,687
Long-term debt, less current maturities:
  Bank Credit Facility(3)...................................     975,000      975,000
  8 5/8% Senior Subordinated Notes due 2007.................     199,230      199,230
  7 1/4% Senior Subordinated Notes due 2013.................     260,000      260,000
  8% Subordinated Notes due 2006............................       5,333        5,333
  Other long-term debt......................................       7,683        7,683
                                                              ----------   ----------
     Total long-term debt, less current maturities..........   1,447,246    1,447,246
Stockholder's equity:
  Common stock, $0.01 par value, authorized 3,000 shares;
     100 shares issued and outstanding......................          --           --
  Additional paid-in capital................................   2,281,901    2,281,901
  Accumulated deficit(4)....................................    (301,189)    (308,005)
                                                              ----------   ----------
Total stockholder's equity..................................   1,980,712    1,973,896
                                                              ----------   ----------
Total capitalization........................................  $3,687,645   $3,425,829
                                                              ==========   ==========

---------------

(1) On January 22, 2003, we redeemed our 9 5/8% Senior Subordinated Notes due 2006 with the net proceeds of the offering of the original notes, together with additional cash at an aggregate redemption price of $266.7 million.

(2) Includes $1.2 million of outstanding 11% Senior Notes due 2003.

(3) As of December 31, 2002, we had $757.0 million outstanding under the term facility, $218.5 million outstanding under the incremental facility and had $309.6 million available for borrowing under the revolving bank credit facility of our then existing bank credit facility. Our new bank credit facility will be comprised of a $225 million revolving facility and a $975 million term facility.

(4) As adjusted accumulated deficit reflects a charge to earnings in connection with the redemption premium paid and write off of debt issuance costs for the redemption of our 9 5/8% Senior Subordinated Notes due 2006.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     In the following table, we provide you with our selected consolidated historical information and other operating data for the five years ended December 31, 2002, 2001, 2000, 1999 and 1998. We have prepared this information from audited financial statements for the years ended December 31, 2002 through December 31, 1998.

     This information is only a summary. You should read it in conjunction with our historical financial statements and related notes included in this prospectus, as well as "Management's discussion and analysis of financial condition and results of operations."

                                                       YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                          2002       2001        2000        1999       1998
                                        --------   ---------   ---------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues..........................  $775,682   $ 729,050   $ 687,319   $444,135   $288,588
Operating expenses:
  Direct advertising expenses.........   274,772     251,483     217,465    143,090     92,849
  General and administrative
     expenses.........................   166,895     150,786     137,292     94,264     60,935
  Depreciation and amortization.......   274,644     351,754     315,465    176,233     88,791
  Gain on disposition of assets.......      (336)       (923)       (986)    (5,481)    (1,152)
                                        --------   ---------   ---------   --------   --------
     Total operating expenses.........   715,975     753,100     669,236    408,106    241,423
                                        --------   ---------   ---------   --------   --------
Operating income (loss)...............    59,707     (24,050)     18,083     36,029     47,165
                                        --------   ---------   ---------   --------   --------
Interest expense, net.................    91,249     112,386     145,892     88,198     59,246
Loss on early extinguishment of
  debt................................     5,850          --          --        299         --
Loss before income taxes, and
  cumulative effect of change in
  accounting principle................   (37,392)   (136,436)   (127,809)   (52,468)   (12,081)
Income tax benefit....................   (12,434)    (38,870)    (35,879)    (9,349)      (191)
Net loss..............................   (24,958)    (97,566)    (91,930)   (43,886)   (11,890)
OTHER DATA:
Adjusted EBITDA(1)....................  $334,015   $ 326,781   $ 332,562   $206,781   $134,804
Adjusted EBITDA margin(2).............        43%         45%         48%        47%        47%
Ratio of earnings to fixed
  charges(3)..........................     0.73x       0.12x       0.30x      0.52x      0.84x
Cash flows provided by operating
  activities..........................   249,819   $ 198,702   $ 177,962   $100,436   $ 72,498
Cash flows used in investing
  activities..........................   154,954     378,538     431,435    948,516    535,217
Cash flows (used in) provided by
  financing activities................   (92,140)    120,381     317,412    727,884    584,070

                                                         AS OF DECEMBER 31,
                                   --------------------------------------------------------------
                                      2002         2001         2000         1999         1998
                                   ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA: (AS OF END OF
  PERIOD)
Cash and cash equivalents........  $   15,610   $   12,885   $   72,340   $    8,401   $  128,597
Working capital..................     115,713       46,150       84,667       57,030       96,205
Total assets.....................   3,874,909    3,655,109    3,626,786    3,197,354    1,415,361
Long-term debt (including current
  maturities)....................   1,706,933    1,524,085    1,738,280    1,615,781      876,532
Total long-term liabilities......   1,584,536    1,598,436    1,826,528    1,733,399      859,744
Stockholder's equity.............   1,980,712    1,946,086    1,676,756    1,382,871      466,779

---------------

(1) Adjusted EBITDA is defined as operating income (loss) before depreciation and amortization and gain or loss on disposition of assets. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America (GAAP). Adjusted EBITDA should not be considered in isolation or as an alternative to net income or cash flows from operating activities, which are determined in accordance with GAAP, as an indicator of our operating performance or as measure of our liquidity. It is, however, a measurement we believe is useful to evaluate our operating performance as it reflects operating income before the impact of depreciation and amortization and gain or loss of disposition of assets, which can vary widely depending on non-operating activities. Adjusted EBITDA is also a measure that we believe is customarily used by financial analysts to evaluate the financial performance of companies in the media industry. The calculation of Adjusted EBITDA that we use may not be comparable to similarly titled measures used by other companies.

     Set forth below is a reconciliation of Adjusted EBITDA to operating income
(loss):

                                            YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------
                                2002       2001       2000       1999       1998
                              --------   --------   --------   --------   --------
                                             (DOLLARS IN THOUSANDS)
Operating income (loss).....  $ 59,707   $(24,050)  $ 18,083   $ 36,029   $ 47,165
Depreciation and
  amortization..............   274,644    351,754    315,465    176,233     88,791
Gain on disposition of
  assets....................      (336)      (923)      (986)    (5,481)    (1,152)
                              --------   --------   --------   --------   --------
Adjusted EBITDA.............  $334,015   $326,781   $332,562   $206,781   $134,804

(2) Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

(3) The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net earnings (loss) before income taxes and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, earnings were insufficient to cover fixed charges by $37.4 million, $136.4 million, $127.8 million, $53.4 million and $12.4 million, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Our net revenues, which represent gross revenues less commissions paid to advertising agencies that contract for the use of advertising displays on behalf of advertisers, are derived primarily from the sale of advertising on outdoor advertising displays that we own and operate.

     Since December 31, 2000, we have increased the number of outdoor advertising displays we operate by approximately 11% by completing over 180 strategic acquisitions of outdoor advertising and transit assets for an aggregate purchase price of approximately $461.6 million, which included the issuance of 2,130,464 shares of Lamar Advertising Company Class A common stock valued at the time of issuance at approximately $85.1 million. We have financed our recent acquisitions and intend to finance future acquisition activity from available cash, borrowings under our bank credit agreement and the issuance of Lamar Advertising Company Class A common stock. See "Liquidity and Capital Resources" below. As a result of acquisitions, our operating performance as a whole and the performance of our individual markets are not necessarily comparable on a year-to-year basis.

     We rely on sales of advertising space for our revenues, and our operating results are therefore affected by general economic conditions, as well as trends in the advertising industry.

     The growth of our business requires expenditures for maintenance and capitalized costs associated with new billboard displays, logo sign and transit contracts, and the purchase of real estate and operating equipment. Capitalized expenditures were $78.4 million in 2002, $85.3 million in 2001 and $78.3 million in 2000. The following table presents a breakdown of capitalized expenditures for the past three years:

                                                                 IN THOUSANDS
                                                          ---------------------------
                                                           2002      2001      2000
                                                          -------   -------   -------
Billboard...............................................  $47,424   $53,486   $46,412
Logos...................................................    6,605     8,222    10,595
Transit.................................................    3,949     6,447     5,225
Land and buildings......................................   13,761    10,115     9,824
PP&E....................................................    6,651     7,050     6,248
                                                          -------   -------   -------
     Total capital expenditures.........................  $78,390   $85,320   $78,304
                                                          =======   =======   =======

CRITICAL ACCOUNTING POLICIES

     We believe the following critical accounting policies effect our significant judgments and estimates used in the preparation of our consolidated financial statements:

          Revenue Recognition. As discussed in Note 1 of the Notes to the Financial Statements, we recognize revenues as advertising services are provided. Advertising revenue is recorded net of agency commissions.

          Intangible Assets. We have significant intangible assets recorded on our balance sheet. Intangible assets primarily represent goodwill of $1,172 million, site locations of $761 million and customer relationships of $176 million associated with our acquisitions. The fair values of intangible assets recorded are determined using discounted cash flow models that require us to make assumptions related to the future operating results of each acquisition and the anticipated future economic environment. If actual results differ from our assumptions, an impairment of these intangibles may exist and a charge to income would be made in the period such impairment is determined.

          Accounting Estimates. We are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent liabilities. We base our estimates on historical experience, reasonable assumptions and where applicable, established valuation techniques. Specifically, we have made critical estimates in the following areas:

        - Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts based on the payment patterns of our customers. We analyze historical results, the economic environment, changes in the credit worthiness of our customers, and other relevant factors in determining the adequacy of our allowance. Bad debt expense was $9 million, $8 million and $6 million or approximately 1% of net revenue for the years ended December 31, 2002, 2001 and 2000, respectively. If the future economic environment continues to decline, the inability of customers to pay may occur and the allowance for doubtful accounts may need to be increased, which will result in additional bad debt expense in future years.

        - Long-Lived Asset Recovery. Long-lived assets, consisting primarily of property, plant and equipment and intangibles comprise a significant portion of our total assets. Property, plant and equipment of $1,284 million and intangible assets of $976 million are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by that asset before interest expense. These undiscounted cash flow projections are based on our assumptions surrounding future operating results and anticipated future economic environment. If actual results differ from our assumptions, an impairment of these intangible assets may exist and a charge to income would be made in the period such impairment is determined.

        - Goodwill Impairment. We had goodwill of $1,172 million as of December 31, 2002 and must perform an annual impairment analysis of goodwill or more frequently if events and circumstances indicate that the asset might be impaired. This analysis requires us to make assumptions as to the implied fair value of goodwill as compared to its carrying value. In conducting the impairment analysis, we determine implied fair value of goodwill utilizing quoted market prices of our parent Lamar Advertising Company's Class A common stock, as well as discounted cash flow models before interest expense. These discounted cash flow models require us to make assumptions related to our future operating results and the anticipated future economic environment. Based upon our review, no impairment charge was required upon the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," in January 2002 or at our annual test for impairment on December 31, 2002.

        - Deferred Taxes. As of December 31, 2002, we have made the determination that our deferred tax assets of $131.0 million, the primary component of which is our net operating loss carryforward, are fully realizable due to the existence of certain deferred tax liabilities of approximately $254.5 million that are anticipated to reverse during the carryforward period. Accordingly, we have not recorded a valuation allowance to reduce our deferred tax assets. Should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. For a more detailed description, see Note 6 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table presents certain items in the Consolidated Statements of Operations as a percentage of net revenues for the years ended December 31, 2002, 2001 and 2000:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
Net revenues................................................  100.0%   100.0%   100.0%
Operating expenses:
  Direct advertising expenses...............................   35.4     34.5     31.6
  General and administrative expenses.......................   21.5     20.7     20.0
Depreciation and amortization...............................   35.4     48.2     45.9
Operating income (loss).....................................    7.7     (3.3)     2.6
Interest expense............................................   11.9     15.5     21.5
Net loss....................................................   (3.2)   (13.4)   (13.4)
Adjusted EBITDA.............................................   43.1     44.8     48.4

     Adjusted EBITDA is defined as operating income (loss) before depreciation and amortization and gain or loss on disposition of assets. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America (GAAP). Adjusted EBITDA should not be considered in isolation or as an alternative to net income or cash flows from operating activities, which are determined in accordance with GAAP, as an indicator of our operating performance or as measure of our liquidity. It is, however, a measurement we believe is useful to evaluate our operating performance as it reflects operating income before the impact of depreciation and amortization and gain or loss of disposition of assets, which can vary widely depending on non-operating activities. Adjusted EBITDA is also a measure that we believe is customarily used by financial analysts to evaluate the financial performance of companies in the media industry. The calculation of Adjusted EBITDA that we use may not be comparable to similarly titled measures used by other companies.

     Set forth below is a reconciliation of Adjusted EBITDA to operating income
(loss):

                                                          YEAR ENDED DECEMBER 31,
                                                           (DOLLARS IN THOUSANDS)
                                                       ------------------------------
                                                         2002       2001       2000
                                                       --------   --------   --------
Operating income (loss)..............................  $ 59,707   $(24,050)  $ 18,083
Depreciation and amortization........................   274,644    351,754    315,465
Gain on disposition of assets........................      (336)      (923)      (986)
                                                       --------   --------   --------
Adjusted EBITDA......................................  $334,015   $326,781   $332,562

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net revenues increased $46.6 million or 6.4% to $775.7 million for the year ended December 31, 2002 from $729.1 million for the same period in 2001. This increase was attributable primarily to (i) an increase in billboard net revenues of $38.3 million or 5.5%, (ii) a $2.6 million increase in logo sign revenue, which represents an increase of 7.3% over the prior year, and (iii) a $3.8 million increase in transit revenue, which represents an 81.7% increase over the prior year.

     The increase in billboard net revenues of $38.3 million was significantly due to acquisition activity. During the two year period ending December 31, 2002, we acquired approximately $461.6 million of outdoor advertising assets within markets we previously operated. The aggregate net revenues of these acquired assets for the twelve-month period prior to acquisition was approximately $65 million. The acquisitions were completed at various intervals during 2001 and 2002 and the actual net revenues were included in our performance at that time. Because of adverse economic conditions that existed in 2002, our billboard net revenue growth came from acquisitions as described above.

     The increase in logo sign revenue of $2.6 million was significantly due to price increases that we negotiated with the state of Virginia, which generated an increase in net revenue of $1.3 million as compared to the same period in 2001. The remaining increase of $1.3 million was generated by internal growth across various markets within the logo sign program.

     The increase in transit revenue of $3.8 million was generated by internal growth resulting from changes in management and sales processes within the transit program.

     Operating expenses, exclusive of depreciation and amortization and gain on sale of assets, increased $39.4 million or 9.8% to $441.7 million for the year ended December 31, 2002 from $402.3 million for the same period in 2001. There was a $36.2 million increase as a result of additional operating expenses related to the operations of acquired outdoor advertising assets and increases in personnel, sign site rent, insurance costs and property taxes. The remaining $3.2 million increase in expenses is a result of increases in logo sign, transit and corporate overhead expenses.

     As a result of the contributing factors discussed above, Adjusted EBITDA increased $7.2 million to $334.0 million for the year ended December 31, 2002 from $326.8 million for the same period in 2001. The definition of Adjusted EBITDA and other important information, including a reconciliation to operating income (loss), are set forth above. See "-- Results of Operations" on page 21.

     Depreciation and amortization expense decreased $77.2 million or 21.9% from $351.8 million for the year ended December 31, 2001 to $274.6 million for the year ended December 31, 2002 as a result of our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization expense for goodwill.

     Due to the above factors, operating income increased $83.8 million to $59.7 million for year ended December 31, 2002 compared to an operating loss of $24.1 million for the same period in 2001.

     On October 25, 2002, we redeemed all of our outstanding 9 1/4% Senior Subordinated Notes due 2007 in aggregate principal amount of approximately $74.1 million for a redemption price equal to 104.625% of the principal amount thereof plus accrued interest to the redemption date of approximately $1.3 million. In the fourth quarter of 2002, we recorded approximately $5.9 million as an expense related to the prepayment of the 9 1/4% Senior Subordinated Notes due 2007.

     Interest expense decreased $20.8 million from $113.0 million for the year ended December 31, 2001 to $92.2 million for the year ended December 31, 2002 as a result of lower interest rates for the year ended December 31, 2002 as compared to the same period in 2001.

     The increase in operating income and the decrease in interest expense described above resulted in a $99.0 million decrease in loss before income taxes. The decrease in loss before income taxes, resulted in a decrease in the income tax benefit of $26.4 million for the year ended December 31, 2002 over the same period in 2001. The effective tax rate for the year ended December 31, 2002 is 33.3%.

     As a result of the above factors, we recognized a net loss for the year ended December 31, 2002 of $25.0 million, as compared to a net loss of $97.6 million for the same period in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net revenues increased $41.8 million or 6.1% to $729.1 million for the year ended December 31, 2001 from $687.3 million for the same period in 2000. This increase was predominantly attributable to (i) an increase in billboard net revenues of $43.4 million or 6.7%, which was generated by acquisitions during 2001 and 2000, and (ii) a $2.7 million increase in logo sign revenue, which represents a 8.2% increase over the prior year, and (iii) offset by at $2.6 million decrease in transit revenue.

     The increase in billboard net revenues of $43.4 million was due to acquisition activity. During the two year period ending December 31, 2001, we acquired approximately $868.7 million of outdoor advertising assets within markets that we previously operated. The aggregate net revenues of these assets for the twelve-month period prior to acquisition was approximately $117 million.

     The acquisitions were completed at various intervals during 2000 and 2001 and the actual net revenues were included in our performance at that time. Because of adverse economic conditions that existed in 2001, our billboard net revenue growth came from acquisitions as described above.

     The increase in logo sign revenue of $2.7 million was due to both price increases that we negotiated with the state of Texas, which generated an increase in net revenue of $0.7 million as compared to the same period in 2000, and additional logo interchanges awarded in the state of Michigan, which generated an increase in net revenue of $0.5 million as compared to the same period in 2000. The remaining increase of $1.5 million was generated by internal growth across various markets within the logo sign program.

     The decrease in transit revenue of $2.6 million was primarily caused by a decrease in net revenue of $2.2 million in our Denver, Colorado market, as a result of a management problem and other sales processes issues, which were subsequently addressed by allocating additional management resources to this market and renegotiating certain contractual obligations to reduce required fixed payments.

     Operating expenses, exclusive of depreciation and amortization and gain on disposition of assets, increased $47.5 million or 13.4% to $402.3 million for the year ended December 31, 2001 from $354.8 million for the same period in 2000. This increase is primarily due to additional operating expenses associated with acquisitions made in 2001 and 2000 and increases in personnel, sign site rent, materials and overhead.

     As a result of these factors, Adjusted EBITDA decreased $5.8 million or 1.7% to $326.8 million for the year ended December 2001 from $332.6 million for the same period in 2000. The definition of Adjusted EBITDA and other important information, including a reconciliation to operating income (loss), are set forth above. See " --Results of Operations" on page 21.

     Depreciation and amortization expense increased $36.3 million or 11.5% from $315.5 million for the year ended December 31, 2000 to $351.8 million for the year ended December 31, 2001 as a result of an increase in capital assets resulting from our recent acquisition activity.

     Due to the above factors, operating income decreased $42.2 million or 233.1% from $18.1 million for the year ended December 31, 2000 to a $24.1 million operating loss for the year ended December 31, 2001.

     Interest expense decreased $34.6 million from $147.6 million for the year ended December 31, 2000 to $113.0 million for the year ended December 31, 2001 as a result of declining interest rates for the year ended December 31, 2001 over the same period in 2000.

     The decrease in operating income offset by the decrease in interest expense described above resulted in a $8.6 million increase in loss before income taxes.

     The increase in loss before income taxes, resulted in an increase in the income tax benefit of $3.0 million for the year ended December 31, 2001 over the same period in 2000. The effective tax rate for the year ended December 31, 2001 is 28.5%, which is less than the statutory rates due to permanent difference resulting from non-deductible amortization of goodwill.

     As a result of the foregoing factors, we recognized a net loss for the year ended December 31, 2001 of $97.6 million, as compared to a net loss of $91.9 million for the same period in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically satisfied our working capital requirements with cash from operations and borrowings under our bank credit facility. Our acquisitions have been financed primarily with funds borrowed under our bank credit facility and issuance of Lamar Advertising's Class A common stock and debt securities. If we make an acquisition using Class A common stock, a permanent contribution of additional paid-in-capital of Lamar Advertising Company Class A common stock is distributed to us. We have no formal agreements regarding contributions from and distributions to Lamar Advertising. We maintain all corporate cash balances and, therefore, any cash requirements of Lamar Advertising must be funded by distributions from us.

     Our net cash provided by operating activities increased to $249.8 million in fiscal 2002 due primarily to a decrease in net loss of $72.6 million offset by a decrease in noncash items of $41.7 million, which primarily includes a decrease in depreciation and amortization of $77.2 million offset by a decrease in deferred income tax benefit of $31.3 million, the loss on early extinguishment of debt of $2.4 million and an increase in the provision for doubtful accounts of $1.2 million as a result of an increase in bad debt expense of the same amount. In addition as compared to 2001, there was a decrease in receivables of $3.3 million, an increase in accrued expenses of $16.6 million and an increase in deferred income of $2.3 million. Net cash used in investing activities decreased $223.5 million from $378.5 million in 2001 to $155.0 million in 2002 primarily due to the decrease in our merger and acquisition activity in 2002 of $219.8 million. There was also a $6.9 million decrease in capital expenditures and a decrease in proceeds from the sale of property and equipment of $1.5 million. Net cash used in financing activities increased to $92.1 million in fiscal 2002 due to a $73.6 million increase in principal payments of long-term debt due primarily to the redemption of our 9 1/4% Senior Subordinated Notes. In addition, there was a $48.0 million decrease in contributions from our parent Lamar Advertising Company and an $80 million decrease in borrowings from credit agreements.

     During the year ended December 31, 2002, we financed our acquisition activity of approximately $134.4 million with approximately $60 million in borrowings under our old bank credit agreement and the issuance 1,405,464 shares of Lamar Advertising's Class A common stock. During 2002, we paid off our outstanding revolver balance and made scheduled principal payments of approximately $63 million under our old bank credit agreement. As of December 31, 2002, we had $309.6 million available under the old revolving bank credit facility.

     We replaced our old bank credit facility with a new bank credit facility on March 7, 2003. The new bank credit facility is comprised of a $225 million revolving bank credit facility and a $975 million term facility.

     Our new bank credit facility also includes a $500 million incremental facility, which permits us to request that our lenders enter into commitments to make additional term loans to us, up to a maximum aggregate amount of $500 million. Our lenders have no obligation to make additional term loans to us under the incremental facility, but may enter into such commitments in their sole discretion.

     In the future we have principal reduction obligations and revolver commitment reductions under our new bank credit agreement. In addition we have fixed commercial commitments. These commitments are detailed as follows:

                                                               PAYMENTS DUE BY PERIOD
                                                                   (IN MILLIONS)
                                                    --------------------------------------------
                                      BALANCE AT     LESS
                                     DECEMBER 31,    THAN                                 AFTER
CONTRACTUAL OBLIGATIONS                  2002       1 YEAR   1 - 3 YEARS   4 - 5 YEARS   5 YEARS
-----------------------              ------------   ------   -----------   -----------   -------
Long-Term Debt(1)..................    $1,706.9     259.7        60.8         350.6      1,035.8
Billboard site and building
  leases...........................    $  783.0     103.0       168.3         127.2        384.5
                                       --------     -----       -----         -----      -------
Total Payments due.................    $2,489.9     362.7       229.1         477.8      1,420.3
                                       ========     =====       =====         =====      =======

                                                     AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                    --------------------------------------------
                                                     LESS
                                     TOTAL AMOUNT    THAN                                 AFTER
OTHER COMMERCIAL COMMITMENTS          COMMITTED     1 YEAR   1 - 3 YEARS   4 - 5 YEARS   5 YEARS
----------------------------         ------------   ------   -----------   -----------   -------
Revolving Bank Facility(1)(2)......     $225.0        --          --            --        225.0
                                        ======       ===        ====           ===        =====
Standby Letters of Credit..........     $  5.4       1.1          --           4.3           --
                                        ======       ===        ====           ===        =====

---------------

(1) Updated to reflect the terms of our new credit facility, effective March 7, 2003.

(2) We had no balance outstanding at December 31, 2002.

     On September 25, 2002, we called for full redemption on October 25, 2002 of our outstanding 9 1/4% Senior Subordinated Notes due 2007 in aggregate principal amount of approximately $74.1 million for a redemption price equal to 104.625% of the principal amount thereof plus accrued interest to the redemption date of approximately $1.3 million. We called the 9 1/4% Senior Subordinated Notes due 2007 pursuant to the optional redemption provisions of the 9 1/4% Senior Subordinated Notes due 2007 and the related indenture applicable to optional redemptions. We used cash on hand to redeem the 9 1/4% Senior Subordinated Notes due 2007. In the fourth quarter of 2002, we recorded approximately $5.9 million as an expense related to the prepayment of the 9 1/4% Senior Subordinated Notes due 2007.

     Since January 1, 2001, we have received an aggregate of $335.5 million from Lamar Advertising, which consisted of a $48.0 million capital contribution and cancellation of a $287.5 million loan. In addition, since January 1, 2001, we have not issued or sold any of our capital stock.

     On September 25, 1997, we issued $200 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2007. These notes are redeemable at our option at any time at redemption prices with a premium that decreases annually from approximately 4.3% for a redemption on or after September 15, 2002, to approximately 2.9% on or after September 15, 2003, and further to approximately 1.5% on or after September 15, 2004, with no premium if the redemption occurs on or after September 15, 2005. The notes are required to be repurchased earlier in the event of a change of control. The indenture covering the notes also includes certain restrictive covenants that limit our ability to incur additional debt, pay dividends and make other restricted payments, consummate certain transactions and other matters.

     On December 23, 2002, we issued $260 million in principal amount of 7 1/4% Senior Subordinated Notes due 2013. These notes are our unsecured senior subordinated obligations and (i) are subordinated to all of our existing senior debt, (ii) will be subordinated to any future senior debt incurred by us, (iii) rank equally with all of our existing and any future senior subordinated debt and (iv) will rank senior to any future subordinated debt incurred by us. The net proceeds from the issuance and sale of these notes, together with additional cash, were used on January 22, 2003 to redeem all of our outstanding 9 5/8% Senior Subordinated Notes due 2006 for a total redemption price of approximately $266.7 million, which consisted of a redemption price equal to 103.208% of the outstanding $255 million aggregate principal amount and accrued interest thereon to the date of redemption of approximately $3.5 million. We will record a loss on the extinguishment of debt of approximately $6.8 million in the first quarter of 2003.

     The indentures relating to our outstanding notes restrict our ability to incur indebtedness other than:

     - up to $1.3 billion of indebtedness under our bank credit facility;

     - currently outstanding indebtedness or debt incurred to refinance outstanding debt;

     - inter-company debt between us and our subsidiaries or between subsidiaries; and

     - certain other debt incurred in the ordinary course of business (provided that all of the above ranks junior in right of payment to the notes that has a maturity or mandatory sinking fund payment prior to the maturity of the notes).

     We are required to comply with certain covenants and restrictions under our new bank credit agreement. If we fail to comply with these tests, the payments set forth in the above table may be accelerated. At December 31, 2002 and currently we are in compliance with all such tests.

     We also cannot exceed the following financial ratios under our new bank credit facility:

     - a total debt ratio, defined as total consolidated debt to EBITDA, as defined below, for the most recent four fiscal quarters, of 6.00 to 1 (through December 30, 2004) and 5.75 to 1 (after December 30, 2004); and

     - a senior debt ratio, defined as total consolidated senior debt to EBITDA, as defined below, for the most recent four fiscal quarters, of 4.00 to 1 (through December 30, 2004) and 3.75 to 1 (after December 30, 2004).

     In addition, our new bank credit facility requires that we maintain the following financial ratios:

     - an interest coverage ratio, defined as EBITDA, as defined below, for the most recent four fiscal quarters to total consolidated accrued interest expense for that period, of at least 2.25 to 1; and

     - a fixed charges coverage ratio, defined as the ratio of EBITDA, as defined below, for the most recent four fiscal quarters to (1) the total payments of principal and interest on debt for such period (2) capital expenditures made during such period and (3) income and franchise tax payments made during such period, of at least 1.05 to 1.

     As defined under our new bank credit facility, EBITDA is, for any period, operating income for us and our restricted subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, depreciation, amortization and any other non-cash income or charges accrued for such period and (except to the extent received or paid in cash by us or any of our restricted subsidiaries) income or loss attributable to equity in affiliates for such period) excluding any extraordinary and unusual gains or losses during such period and excluding the proceeds of any casualty events whereby insurance or other proceeds are received and certain dispositions not in the ordinary course. Any dividend payment made by us or any of our restricted subsidiaries to Lamar Advertising Company during any period to enable Lamar Advertising Company to pay certain qualified expenses on our behalf or on behalf of our subsidiaries, shall be treated as our operating expenses for the purposes of calculating EBITDA for such period. EBITDA under the new bank credit agreement is also adjusted to reflect certain acquisitions or dispositions as if such acquisitions or dispositions were made on the first day of such period.

     We believe that our current level of cash on hand, availability under our new bank credit agreement and future cash flows from operations are sufficient to meet our operating needs through the year 2003. All debt obligations are on our balance sheet.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We will also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are required to adopt SFAS No. 143 on January 1, 2003. We have not yet determined the impact to the consolidated financial statements for the adoption of SFAS No. 143.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("Statement 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between Statement 146 and Issue 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. In contrast, under Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. Statement 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002 and is not expected to have an impact on our financial statements. We adopted the provisions related to Statement No. 146 as of January 1, 2003.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of the Interpretation is not expected to have a material effect on our financial statements as we have no variable interest entities. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

SEASONALITY

     Our revenues and operating results have exhibited some degree of seasonality in past periods. Typically, we experience our strongest financial performance in the summer and fall and our lowest in the first quarter of the calendar year. We expect this trend to continue in the future. Because a significant portion of our expenses is fixed, a reduction in revenues in any quarter is likely to result in a period to period decline in operating performance and net earnings.

                                    BUSINESS

GENERAL

     We are one of the largest outdoor advertising companies in the United States based on number of displays and have operated under the Lamar name since 1902. As of December 31, 2002, we owned and operated approximately 146,000 billboard advertising displays in 44 states, operated over 95,000 logo sign displays in 21 states and the province of Ontario, Canada, and operated approximately 13,000 transit advertising displays in 16 states.

     The three principal areas that make up our business are:

     - Billboard advertising. We offer our customers a fully integrated service, covering their billboard display requirements from ad copy production to placement and maintenance. Our billboard advertising displays are comprised of bulletins and posters. As a result of their greater impact and higher cost, bulletins are usually located on major highways. Posters are usually concentrated on major traffic arteries or on city streets to target pedestrian traffic.

     - Logo signs. We are the largest provider of logo sign services in the United States, operating 21 of the 26 privatized state logo sign contracts. Logo signs are erected near highway exits to direct motor traffic to service and tourist attractions, as well as to advertise gas, food, camping and lodging.

     - Transit advertising. We provide transit advertising in 41 transit markets. Transit displays appear on the exterior or interior of public transportation vehicles or stations, such as buses, trains, commuter rail, subways, platforms and terminals.

     Our business has grown rapidly through a combination of internal growth and acquisitions. Our growth has been enhanced by strategic acquisitions that resulted in increased operating efficiencies, greater geographic diversification and increased market penetration. Historically, we have focused on small to mid-sized markets where we have pursued acquisition opportunities in order to establish a leadership position. Since January 1, 1997, we have successfully completed over 450 acquisitions of outdoor advertising businesses and assets. Our acquisitions have expanded our operations in major markets. We currently have a presence in 35 of the top 50 outdoor advertising markets in the United States. Our large national footprint gives us the ability to offer cross-market advertising opportunities to both our local and national advertising customers.

     Lamar Media Corp. has been in operation since 1902. We completed a reorganization on July 20, 1999 to create a new holding company structure. At that time, Lamar Advertising Company was renamed Lamar Media Corp. and all its stockholders became stockholders in a new holding company. The new holding company then took the Lamar Advertising Company name and Lamar Media Corp. became a wholly owned subsidiary of Lamar Advertising Company.

OUR STRATEGY

     Our objective is to be a leading provider of outdoor advertising services in the markets we serve. Our strategy to achieve this goal includes the following elements:

          Continue to provide high quality local sales and service. We seek to identify and closely monitor the needs of our customers and to provide them with a full complement of high quality advertising services at a lower cost than competitive media. Local advertising constituted approximately 86% of our net revenues for the year ended December 31, 2002, which we believe is higher than the industry average. We believe that the experience of our regional and local managers has contributed greatly to our success. For example, our regional managers have been with us for an average of 22 years. In an effort to provide high quality sales service at the local level, we employed 785 local account executives as of December 31, 2002. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of our central office, as well as offices in our other markets, in the event that business opportunities or customers' needs support such an allocation of resources.

          Continue a centralized control and decentralized management structure. We believe that for our particular business, centralized control and a decentralized organization provides for greater economies of scale and is more responsive to local market demands. Therefore, we maintain centralized accounting and financial control over our local operations, but our local managers are responsible for the day-to-day operations in each local market and are compensated according to that market's financial performance.

          Continue to focus on internal growth. Within our existing markets, we seek to increase our revenue and improve our cash flow by employing highly targeted local marketing efforts to improve our display occupancy rates and by increasing advertising rates. This strategy is facilitated through our local offices, which allow us to respond quickly to the demands of our local customer base. In addition, we routinely invest in upgrading our existing displays and constructing new displays in order to provide high quality service to our current customers and to attract new advertisers. From January 1, 1997 to December 31, 2002, we have invested over $410 million in improvements to our existing displays and in constructing new displays.

          Continue to pursue strategic acquisitions. We intend to enhance our growth by pursuing strategic acquisitions, which we anticipate will result in increased operating efficiencies, greater geographic diversification and increased market penetration. In addition to acquiring outdoor advertising assets in new markets, we purchase complimentary outdoor advertising assets within our existing markets or in contiguous markets. We believe that acquisitions also offer us opportunities for inter-market cross-selling. Although the advertising industry is becoming more consolidated, we believe there will be continuing opportunities for implementing our acquisition strategy given the industry's continued fragmentation among smaller advertising companies. From January 1, 2002 to December 31, 2002, we completed 75 acquisitions of advertising businesses and assets for an aggregate purchase price of approximately $135 million. Certain of our principal acquisitions since January 1, 2002 are described below.

        Delite Outdoor of Ohio Holdings, Inc. On January 1, 2002, we purchased the stock of Delite Outdoor of Ohio Holdings, Inc. for $38 million. The purchase price consisted of 963,488 shares of Lamar Advertising Class A common stock.

        MC Partners. On January 8, 2002, we purchased the assets of MC Partners for a cash purchase price of approximately $15.3 million.

        American Outdoor Advertising, Inc. On May 31, 2002, we purchased the assets of American Outdoor Advertising, Inc. for $15.7 million. The purchase price consisted of 349,376 shares of Lamar Advertising Class A common stock as well as approximately $725,000 in cash.

          Continue to pursue other outdoor advertising opportunities. We plan to pursue additional logo sign contracts. Logo sign opportunities arise periodically, both from states initiating new logo sign programs and states converting from government-owned and operated programs to privately-owned and operated programs. Furthermore, we plan to pursue additional tourist oriented directional sign programs in both the United States and Canada and also other motorist information signing programs as opportunities present themselves. In an effort to maintain market share, we have entered the transit advertising business through the operation of displays on bus shelters, benches and buses in 41 of our outdoor advertising markets.

OUR OPERATIONS

BILLBOARD ADVERTISING

  INVENTORY

     We operate the following types of billboard advertising displays:

          Bulletins generally are 14 feet high and 48 feet wide (672 square feet) and consist of panels on which advertising copy is displayed. The advertising copy is either hand painted onto the panels at our facilities in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure, or printed with computer-generated graphics on a single sheet of vinyl that is wrapped around the structure. On occasion, to attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways.

          Posters generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for these posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display, or single sheets of vinyl with computer-generated advertising copy that are wrapped around the structure. Posters are usually concentrated on major traffic arteries or on city streets and target pedestrian traffic.

     For the year ended December 31, 2002, approximately 72% of our billboard advertising net revenues were derived from bulletin sales and 28% from poster sales.

     The physical structures on which our advertising displays are located are owned by us and are built on locations that we either own or lease. In each of our local offices one employee typically performs site leasing activities for the markets served by that office.

     Bulletin space is generally sold as individually selected displays for the duration of the advertising contract. Bulletins may also be sold as part of a rotary plan where advertising copy is periodically rotated from one location to another within a particular market. Poster space is generally sold in packages called showings, which comprise a given number of displays in a market area. Posters are used by advertisers to access either a specified percentage of the general population or a specific targeted audience. Displays making up a showing are placed in well-traveled areas and are distributed so as to reach a wide audience in a particular market. Bulletin space is generally sold for 6 to 12 month periods. Poster space averages between 30 and 90 days.

  PRODUCTION

     In the majority of our markets our local production staff performs the full range of activities required to create and install billboard advertising displays. Production work includes creating the advertising copy design and layout, coordinating its printing and installing the designs on displays. We provide our production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers represented by advertising agencies often use pre-printed designs that require only installation. Our creative and production personnel typically develop new designs or adopt copy from other media for use on billboards. Our artists also often assist in the development of marketing presentations, demonstrations and strategies to attract new customers.

     With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies require less labor-intensive production work. In addition, increased use of vinyl and pre-printed copy is also attracting more customers to the outdoor advertising medium. We believe this trend over time will reduce operating expenses associated with production activities.

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

  CATEGORIES OF BUSINESS

     The following table sets forth the top ten categories of business from which we derived our billboard advertising revenues for the year ended December 31, 2002 and the respective percentages of such revenue. These categories accounted for approximately 71% of our net revenues in the year ended December 31, 2002. No one advertiser accounted for more than 1% of our net revenues in that period.

                                                              PERCENTAGE OF
CATEGORIES                                                    NET REVENUES
----------                                                    -------------
Restaurants.................................................       12%
Retailers...................................................       10%
Automotive..................................................       10%
Hotels and Motels...........................................        9%
Gaming......................................................        6%
Health Care.................................................        6%
Service.....................................................        5%
Amusement -- Entertainment/Sports...........................        5%
Financial -- Banks/Credit Unions............................        4%
Real estate companies.......................................        4%
                                                                   --
          Total.............................................       71%
                                                                   ==

LOGO SIGNS

     We entered the business of logo sign advertising in 1988. We are the largest provider of logo sign services in the United States, operating 21 of the 26 privatized state logo sign contracts. We operate over 28,000 logo sign structures containing over 95,000 logo advertising displays in the United States and Canada. We have been awarded contracts to erect and operate logo signs in province of Ontario, Canada and in the following states:

Colorado        Kentucky        Missouri(1)     Ohio
Delaware        Maine           Nebraska        Oklahoma
Florida         Michigan        Nevada          South Carolina
Georgia         Minnesota       New Jersey      Texas
Kansas          Mississippi     New Mexico      Utah
                                                Virginia

---------------

(1) Our logo sign contract in Missouri is operated by a 66 2/3% owned partnership.

     We also operate the tourism signing contracts for the states of Colorado, Kentucky, Michigan, Missouri, Nebraska, Nevada, New Jersey and Ohio, as well as for the province of Ontario, Canada.

     State logo sign contracts represent the contract right to erect and operate logo signs within a state. The term of the contracts vary, but generally range from five to ten years, with additional renewal terms. The logo sign contracts generally provide for termination by the state prior to the end of the term of the contract, in most cases with compensation to be paid to us. At the end of the term of the contract, ownership of the structures is transferred to the state. Depending on the contract in question, we may or may not be entitled to compensation at the end of the contract term. Of our logo sign contracts in place at December 31, 2002, three are due to terminate in 2003, one in September and two in December, and two are subject to renewal in 2003, one in July and one in September. We also design and produce logo sign plates for our customers throughout the country as well as customers in states that have not yet privatized their logo sign programs.

TRANSIT ADVERTISING

     We entered into the transit advertising business in 1993. We provide transit advertising on bus shelters, benches and buses in 41 transit markets. Our production staff provides a full range of creative and installation services to our transit advertising customers.

COMPETITION

BILLBOARD ADVERTISING

     We compete in each of our markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, print media and direct mail marketers. In addition, we also compete with a wide variety of out-of-home media, including advertising in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains and buses. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its relative cost efficiency and its ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

     The outdoor advertising industry is fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets, as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although the advertising industry is becoming more consolidated, as of December 31, 2002, we believe there were approximately 600 companies in the outdoor advertising industry operating approximately 600,000 outdoor displays. In a number of our markets, we encounter direct competition from other major outdoor media companies, including Infinity Broadcasting Corp. (formerly Outdoor Systems, Inc.) and Clear Channel Communications, Inc. (formerly Eller Media Company) both of which may have greater total resources than us. We believe that our strong emphasis on sales and customer service and our position as a major provider of advertising services in each of our primary markets enables us to compete effectively with the other outdoor advertising companies, as well as other media, within those markets. However, certain of our large competitors, with other media assets such as radio and television, have the ability to cross-sell their different advertising products to their customers.

LOGO SIGNS

     We face competition in obtaining new logo sign contracts and in bidding for renewals of expiring contracts. We face competition from three other national providers of logo signs in seeking state-awarded logo service contracts. In addition, local companies within each of the states that solicit bids will compete against us in the open-bid process. Competition from these sources is also encountered at the end of each contract period.

     In marketing logo signs to advertisers, we compete with the other forms of out-of-home advertising described above.

REGULATION

     Outdoor advertising is subject to governmental regulation at the federal, state and local levels. Federal law, principally the Highway Beautification Act of 1965 (the "HBA"), regulates outdoor advertising on federally-aided primary and interstate highways. The HBA requires, as a condition to federal highway assistance, states to restrict billboards on such highways to commercial and industrial areas, and requires certain additional size, spacing and other limitations. All states have passed state billboard control statutes and regulations at least as restrictive as the federal requirements, including removal at the owner's expense and without compensation of any illegal signs on such highways. We believe that the number of our billboards that may be subject to removal as illegal is immaterial. No state in which we operate has banned billboards, but some have adopted standards more restrictive than the federal requirements.

Municipal and county governments generally also have sign controls as part of their zoning laws. Some local governments prohibit construction of new billboards and some allow new construction only to replace existing structures, although most allow construction of billboards subject to restrictions on zones, size, spacing and height.

     Federal law does not require removal of existing lawful billboards, but does require payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a federally-aided primary or interstate highway. State governments have purchased and removed legal billboards for beautification in the past, using federal funding for transportation enhancement programs, and may do so in the future. Governmental authorities from time to time use the power of eminent domain to remove billboards. Thus far, we have been able to obtain satisfactory compensation for any of our billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future. Local governments do not generally purchase billboards for beautification, but some have attempted to force removal of legal but nonconforming billboards (billboards which conformed with applicable zoning regulations when built but which do not conform to current zoning regulations) after a period of years under a concept called amortization, by which the governmental body asserts that just compensation is earned by continued operation over time. Although there is some question as to the legality of amortization under federal and many state laws, amortization has been upheld in some instances. We generally have been successful in negotiating settlements with municipalities for billboards required to be removed. Restrictive regulations also limit our ability to rebuild or replace nonconforming billboards. The outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although our experience to date is that the regulatory environment can be managed, no assurance can be given that existing or future laws or regulations will not materially and adversely affect us.

EMPLOYEES

     We employed approximately 3,000 persons at December 31, 2002. Of these, approximately 107 were engaged in overall management and general administration at our management headquarters and the remainder were employed in our operating offices. Of these, approximately 785 were direct sales and marketing personnel.

     We have 14 local offices covered by collective bargaining agreements, consisting of billposters and construction personnel. We believe that our relations with our employees, including our 124 unionized employees, are good, and we have never experienced a strike or work stoppage.

PROPERTIES

     Our 53,500 square foot management headquarters is located in Baton Rouge, Louisiana. We occupy approximately 90% of the space in this facility and lease the remaining space. We own 160 local operating facilities with front office administration and sales office space connected to back-shop poster and bulletin production space. In addition, we lease an additional 124 operating facilities at an aggregate lease expense for 2002 of approximately $3.8 million.

     We own approximately 3,300 parcels of property beneath outdoor structures. As of December 31, 2002, we had approximately 75,700 active outdoor site leases accounting for a total lease expense of approximately $132.3 million. This amount represented 18% of net revenues for that period. Our leases are for varying terms ranging from month-to-month to in some cases a term of over ten years, and many provide us with renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. We believe that an important part of our management activity is to manage our lease portfolio and negotiate suitable lease renewals and extensions.

LEGAL PROCEEDINGS

     From time to time we are involved in litigation in the ordinary course of our business, including disputes involving advertising contracts, site leases, employment claims and construction matters. We are also involved in routine administrative and judicial proceedings regarding billboard permits, fees and compensation for condemnations. We are not a party to any lawsuit or proceeding that we feel is likely to have a material adverse effect on us.

                                   MANAGEMENT

     The following table sets forth the name, position and, as of March 1, 2003, age of each of our directors and executive officers.

NAME                                        AGE                      TITLE
----                                        ---                      -----
Kevin P. Reilly, Jr. .....................  48    President, Chief Executive Officer and
                                                  Director
Keith Istre...............................  50    Treasurer, Chief Financial Officer and
                                                  Director
Gerald H. Marchand........................  71    Director
Sean Reilly...............................  41    Director
T. Everett Stewart, Jr....................  48    Director

     Kevin P. Reilly, Jr. has served as our President and Chief Executive Officer since February 1989 and as a director since February 1984. Mr. Reilly is also the President and Chief Executive Officer of Lamar Advertising and serves on its Executive Committee. Mr. Reilly served as President of Lamar Advertising's Outdoor division from 1984 to 1989. Mr. Reilly, our employee since 1978, has also served as Assistant and General Manager of our Baton Rouge Region and Vice President and General Manager of the Louisiana Region. Mr. Reilly received a B.A. from Harvard University in 1977.

     Keith A. Istre has been our Chief Financial Officer since February 1989 and a director since February 1991. Mr. Istre is also the Treasurer and Chief Financial Officer of Lamar Advertising and serves on its Executive Committee. Mr. Istre joined us as Controller in 1978 and became Treasurer in 1985. Prior to joining us, Mr. Istre was employed by a public accounting firm in Baton Rouge from 1975 to 1978. Mr. Istre graduated from the University of Southwestern Louisiana in 1974 with a degree in Accounting.

     Gerald H. Marchand has supervised certain properties owned by TLC Properties, Inc., one of our subsidiaries, since December 2000, and has been one of our directors since 1978. Mr. Marchand was Regional Manager of the Gulf Coast Region from 1988 to 2000. He began his career with us in leasing and went on to become President of Lamar Advertising's Outdoor division. He has served as General Manager of the Lake Charles and Mobile operations. He is also a director of Lamar Advertising. Mr. Marchand received a Masters in Education from Louisiana State University in 1955.

     Sean E. Reilly has been a director since 1999. He has been Chief Operating Officer of Lamar Advertising and President of its Outdoor division since November 2001. He also serves on the Executive Committee of the Board of Lamar Advertising. He began working with us as Vice President of Mergers and Acquisitions in 1987 and served in that capacity until 1994. He also served as a director from 1989 to 1996. Mr. Reilly was the Chief Executive Officer of Wireless One, Inc., a wireless cable television company, from 1994 to 1997 after which he rejoined us as President of TLC Properties, Inc., one of our subsidiaries. Mr. Reilly received a B.A. from Harvard University in 1984 and a J.D. from Harvard Law School in 1989.

     T. Everett Stewart, Jr. has been President of Interstate Logos, Inc. since 1988, and has been one of our directors since 1997. He served as Regional Manager of the Baton Rouge Region from 1984 to 1988. Previously, he served as a Sales Manager in Montgomery and General Manager of the Monroe and Alexandria operations. He is also a director of Lamar Advertising. Before joining us in 1979, Mr. Stewart was employed by the Lieutenant Governor of the State of Alabama and by a United States Senator from the State of Alabama. Mr. Stewart received a B.S. in Finance from Auburn University in 1976.

     We are a wholly-owned subsidiary of Lamar Advertising Company. In addition to the executive officers and members of the board listed above, the following are directors of our parent. Sean Reilly also serves as an executive officer of Lamar Advertising as its Chief Operating Officer.

     Anna Reilly Cullinan has been a director of Lamar Advertising since 1999. From 1992 until 2000, Mrs. Cullinan owned and operated Lula's Cafe, a restaurant, and served on the Board of Directors of several community-based organizations in South Bend, Indiana. Mrs. Cullinan currently is a director of St. Joseph Capital Bank in South Bend. Prior to living and raising her family in Indiana, Mrs. Cullinan worked for the Corporation for National Service and the Ashoka Foundation in Washington, D.C. Mrs. Cullinan received her B.A. from Emory University in 1985, and a Master of Public Policy from Duke University in 1990.

     John Maxwell Hamilton has been a director of Lamar Advertising since 2000. Mr. Hamilton has served as Dean of the Manship School of Mass Communications of Louisiana State University since 1992. In addition, Mr. Hamilton worked on the staff of the World Bank, the United States House of Representatives Subcommittee on Economic Policy and Trade, and the United States Agency for International Development. Mr. Hamilton received a B.A. in Journalism from Marquette University in 1969, an M.S. in Journalism from Boston University in 1974 and a Ph.D. from George Washington University in 1983.

     Charles W. Lamar, III has been a director of Lamar Advertising since 1973. He joined Lamar Advertising in 1982 and served as General Counsel and Secretary through December 1998. Prior to joining Lamar Advertising, Mr. Lamar maintained his own law practice and was employed by a law firm in Baton Rouge. In January 1999, Mr. Lamar became Chairman and Chief Executive Officer of Woodlawn Land Company, a commercial real estate company. Mr. Lamar received a B.A. in Philosophy from Harvard University in 1971, a M.A. in Economics from Tufts University in 1972 and a J.D. from Boston University in 1975.

     Stephen P. Mumblow has been a director of Lamar Advertising since 1999. Mr. Mumblow is the President of Manhan Media Inc., an investment company in broadcasting and other media concerns. From 1998 to January 2002, Mr. Mumblow was the President and a Director of Communications Corporation of America, a television and radio broadcasting company. Mr. Mumblow was a Managing Director of Chase Securities, Inc., an investment banking firm, from March 1988 to August 1998, prior to which he was a Vice President of Michigan Energy Resources Company, an intrastate natural gas utility company and cable television and broadcasting concern, and Citibank, N.A., a commercial bank. Mr. Mumblow is a 1977 graduate of The Wharton School, University of Pennsylvania with a B.S. Degree in Economics.

     Thomas V. Reifenheiser has been a director of Lamar Advertising since 2000. Mr. Reifenheiser was a Managing Director and Group Executive for the Global Media and Telecom Group of Chase Securities Inc., an investment banking firm, from 1995 to 2000. He joined Chase in 1963 and was the Global Media and Telecom Group Executive since 1977. He is also a member of the Board of Directors of Mediacom Communications Corp. Mr. Reifenheiser received a B.B.A from Hofstra University and an M.B.A. from The Wharton School, University of Pennsylvania.

     Kevin P. Reilly, Jr. and Sean E. Reilly are brothers, Anna Reilly Cullinan is their sister and Charles W. Lamar, III is their cousin.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth certain compensation information for the Chief Executive Officer and our other executive officer whose salary and bonus for the year ended December 31, 2002 exceeded $100,000, which are herein referred to as the named executive officers. The information presented below represents amounts paid to the named executive officers as compensation for their positions at Lamar Advertising. We do not pay any additional compensation for their positions with us.

                                                                 LONG-TERM
                                                               COMPENSATION
                                                                  AWARDS
                                                           ---------------------
                                 ANNUAL COMPENSATION         SHARES OF CLASS A
                             ---------------------------       COMMON STOCK            ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)   UNDERLYING OPTIONS(#)   COMPENSATION($)(1)
---------------------------  ----   ---------   --------   ---------------------   ------------------
Kevin P. Reilly, Jr. ...     2002    220,000    175,000               --                  89,217(2)(3)
  President and Chief        2001    220,000    150,000           97,500                  74,602(3)
  Executive Officer          2000    220,000    300,000               --                  73,115(3)
Keith A. Istre..........     2002    166,000    125,000               --                  27,250(4)
  Treasurer and Chief        2001    166,000    112,500           48,000                  17,500
  Financial Officer          2000    166,000    225,000               --                  17,500

---------------

(1) Includes employer contributions under Lamar Advertising's deferred compensation plan of $57,500 per year for Mr. Reilly and $15,000 per year for Mr. Istre.

(2) Includes $19,870 representing imputed income for use of company vehicle.

(3) Includes $6,110, $6,138 and $6,667 for 2000, 2001 and 2002 respectively for the premiums attributable to the term life insurance portion of split-dollar life insurance policies and the dollar value, on a term loan approach, of the benefit of the whole-life portion of the premiums for the split-dollar life insurance policies paid by us.

(4) Includes $9,750 in 2002 representing imputed income for use of company vehicle.

  OPTION GRANTS AND POTENTIAL REALIZABLE VALUES TABLE

     No option grants were made by Lamar Advertising to the named executive officers during fiscal year 2002.

  OPTION EXERCISES AND YEAR-END VALUES TABLE

     The following table sets forth certain information concerning exercisable and unexercisable stock options for Lamar Advertising Class A common stock held by the named executive officers as of December 31, 2002.

                                            NUMBER OF SECURITIES
                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                 OPTIONS AT             IN-THE-MONEY OPTIONS AT
                                             FISCAL YEAR-END(#)            FISCAL YEAR-END($)
NAME                                      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
----                                      -------------------------   ----------------------------
Kevin P. Reilly, Jr. ...................        68,250/29,250                493,448/211,477
Keith A. Istre..........................       119,800/22,400              1,103,684/106,272

---------------

(1) Based on the difference between the option exercise price and the closing price of the underlying Class A common stock on December 31, 2002, which closing price was $33.65.

DIRECTOR COMPENSATION

     During 2002, directors who were not employed by us received a fee of $1,500 a month from Lamar Advertising and were reimbursed for travel expenses incurred to attend board meetings. Prior to December 2002, the members and Chairman of Lamar Advertising Audit Committee received fees of $2,500 a year and $5,000 a year, respectively. Effective December 2002, these fees were increased to $9,000 a year and $18,000 a year, respectively. Lamar Media does not pay any additional compensation to its non-employee directors for their service as such.

EMPLOYEE BENEFIT PLANS

     Lamar Advertising has the following two equity plans:

  1996 EQUITY INCENTIVE PLAN

     Lamar Advertising's 1996 Equity Incentive Plan provides for the grant of stock options (incentive and nonstatutory), stock appreciation rights, restricted stock and unrestricted stock for the purchase of shares of Class A common stock. Awards under the plan can be granted to employees, consultants and directors of Lamar Advertising as well as employees and consultants of its eligible subsidiaries who are capable of contributing significantly to its successful performance. The Lamar Advertising Compensation Committee administers the plan and selects the participants and establishes the terms and conditions of each option or other equity right granted under the plan, including the exercise price, the number of shares subject to options or other equity rights and the time(s) at which such options become exercisable. Subject to certain limitations the Compensation Committee may delegate to one or more executive officers the power to make awards to participants who are not subject to Section 16 of the Securities Exchange Act of 1934 or "covered employees" for purposes of
Section 162(m) of the Internal Revenue Code. The Compensation Committee has authorized the Chief Financial Officer to grant options to purchase shares of Class A common stock to each such participant.

     The exercise price of all incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code granted under the plan must be at least equal to 100% of the fair market value of the option shares on the date of grant. The term of any ISO granted under the plan may not exceed ten years.

2000 EMPLOYEE STOCK PURCHASE PLAN

     All of Lamar Advertising's employees are eligible to participate in its 2000 Employee Stock Purchase Plan. Five hundred thousand shares of Class A common stock (subject to adjustments for stock-splits and similar capital changes) were reserved for issuance under the Lamar Advertising Purchase Plan in 2000, subject to annual increases of a maximum of 500,000 shares per year, beginning in 2001. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423. Rights to purchase Class A common stock under the Purchase Plan are granted at the discretion of the Lamar Advertising Executive Committee, which determines the frequency and duration of individual offerings under the Purchase Plan and the dates when stock may be purchased. Offerings may last up to twenty-seven months or such longer period as may then be consistent with Section 423 of the Code, however, offerings generally last six months. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment, except termination because of disability or death.

     The purchase price per share of Class A common stock in an offering is determined by Lamar Advertising's Executive Committee from time to time; provided that the purchase price per share shall not be less than 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date. The purchase price may be paid through payroll deductions, lump sum payments, delivery of shares of Class A common stock, or a combination thereof subject to the discretion of Lamar Advertising's Executive Committee, but purchases are currently being allowed only through payroll deductions. The Purchase Plan terminates on April 1, 2010.

     In accordance with Section 423 of the Code, no employee may participate in an offering under the Purchase Plan if, immediately after the right to acquire shares of Class A common stock in the offering is granted, the employee would own 5% or more of Lamar Advertising's voting stock (including stock that may be purchased through subscriptions under the Purchase Plan or any other options), nor may an employee buy more than $25,000 worth of stock (determined by the fair market value of the common stock at the time the right to purchase the Class A common stock is granted) through the Purchase Plan in any calendar year.

                             PRINCIPAL STOCKHOLDERS

     We are a wholly-owned subsidiary of Lamar Advertising, which owns all 100 shares of our outstanding common stock.

     The following table and footnotes set forth certain information regarding the beneficial ownership of Lamar Advertising's common stock as of March 5, 2003 by (i) persons known by us to be beneficial owners of more than 5% of either class of its common stock, (ii) its Chief Executive Officer and each of the other executive officers other than the Chief Executive Officer and (iii) all current executive officers and directors of Lamar Advertising as a group. The amounts and percentages of Lamar Advertising's common stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as otherwise indicated, the address of each beneficial owner listed below is c/o The Lamar Corporation, 5551 Corporate Blvd., Baton Rouge, LA 70808 and except as otherwise indicated, we believe each beneficial owner named below has sole voting and sole investment power with respect to all shares beneficially owned by them.

                                                            TITLE OF     NUMBER OF     PERCENT OF
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS                      CLASS         SHARES        CLASS
---------------------------------------                     --------     ----------    ----------
Kevin P. Reilly, Jr. .....................................  Class A         213,123(1)       *
                                                            Class B(2)   11,362,250(3)    69.2%(4)
Sean E. Reilly............................................  Class A          68,250(5)       *
                                                            Class B(2)   10,782,835(3)    65.7%(6)
Anna Reilly Cullinan......................................  Class B(2)   10,665,280(3)    65.0%(7)
The Reilly Family Limited Partnership.....................  Class B(2)    9,000,000       54.8%(8)
Janus Capital Corporation.................................  Class A       9,100,395(9)    10.7%
  100 Fillmore Street
  Denver, CO 80206
FMR Corp..................................................  Class A       8,444,508(10)     9.9%
  82 Devonshire Street
  Boston, MA 02109
Putnam, LLC...............................................  Class A       8,364,277(11)     9.8%
  One Post Office Square
  Boston, MA 02109
AIM Management Group Inc. ................................  Class A       5,652,158(12)     6.6%
  11 Greenway Plaza
  Suite 100
  Houston, TX 77046
Wellington Management Company, LLP........................  Class A       5,027,706(13)     5.9%
  75 State Street
  Boston, MA 02109
Charles W. Lamar, III.....................................  Class A       4,932,555(14)     5.8%
Gerald H. Marchand........................................  Class A         180,189(15)       *
Keith A. Istre............................................  Class A         121,112(16)       *
T. Everett Stewart, Jr. ..................................  Class A          97,950(17)       *
Stephen P. Mumblow........................................  Class A          13,000(18)       *
John Maxwell Hamilton.....................................  Class A          13,000(19)       *
Thomas V. Reifenheiser....................................  Class A          12,000(20)       *
All directors and executive officers as a group (10
  Persons)................................................  Class A      20,461,544(21)    20.1%(22)

---------------

  *  Less than 1%

 (1) Includes 68,250 shares of Class A common stock subject to stock options exercisable within 60 days of March 5, 2003.

 (2) Upon the sale of any shares of Class B common stock to a person other than to a Permitted Transferee, such shares will automatically convert into shares of Class A common stock. Permitted Transferees include (i) Kevin P. Reilly, Sr.; (ii) a descendant of Kevin P. Reilly, Sr.; (iii) a spouse or surviving spouse (even if remarried) of any individual named or described in (i) or (ii) above; (iv) any estate, trust, guardianship, custodianship, curatorship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (i), (ii) and (iii) above; and (v) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more of the individuals and entities named or described in (i), (ii), (iii) and
     (iv) above. Except for voting rights, the Class A and Class B common stock are substantially identical. The holders of Class A common stock and Class B common stock vote together as a single class (except as may otherwise be required by Delaware law), with the holders of Class A common stock entitled to one vote per share and the holders of Class B common stock entitled to ten votes per share, on all matters on which the holders of common stock are entitled to vote.

 (3) Includes 9,000,000 shares held by the Reilly Family Limited Partnership (the "RFLP"), of which Kevin Reilly, the President and Chief Executive Officer of Lamar Advertising, is the managing general partner. Kevin Reilly's three siblings, Anna Reilly Cullinan, Sean E. Reilly and Wendell
     S. Reilly are the other general partners of the RFLP. The managing general partner has sole voting power over the shares but dispositions of the shares require the approval of 50% of the general partnership interests of the RFLP.

 (4) Represents 11.2% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

 (5) Consists of 68,250 shares of Class A common stock subject to stock options exercisable within 60 days of March 5, 2003.

 (6) Represents 10.6% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

 (7) Represents 10.5% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

 (8) Represents 8.9% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

 (9) Janus Capital Corporation shares voting and investment power as to 9,300 of these shares. Based on the Schedule 13G/A filed with the Commission by Janus Capital Corporation for the year ended December 31, 2002.

(10) Includes 137,633 shares beneficially owned by its wholly owned subsidiaries and 695,675 shares of Class A common stock that could be acquired upon the conversion of $32,175,000 principal amount of Lamar Advertising's 5.25% Convertible Notes due 2006 owned by FMR Corp. Based on the Schedule 13G/A filed by FMR Corp. with the Commission for the year ended December 31, 2002.

(11) Putnam, LLC d/b/a Putnam Investment ("PI") shares voting power as to 190,750 of these shares with Putnam Investment Management, LLC and as to 219,278 of these shares with The Putnam Advisory Co., LLC and shares investment power with Putnam Investment Management, LLC and The Putnam Advisory Co., LLC as to 7,805,969 and 558,308 of these shares, respectively. Based on the Schedule 13G/A filed by PI with the Commission for the year ended December 31, 2002.

(12) Based on the Schedule 13G/A for the year ended December 31, 2002 filed by AIM Management Group, Inc. with the Commission on behalf of itself and its wholly-owned subsidiaries, AIM Advisors, Inc., AIM Capital Management, Inc. and AIM Private Asset Management, Inc.

(13) Wellington Management Company, LLP shares voting power as to 4,483,685 of these shares and shares investment power as to 5,027,706 of these shares. Based on the Schedule 13G filed by

     Wellington Management Company, LLP with the Commission for the year ended December 31, 2002.

(14) Includes (a) 425,000 shares that Mr. Lamar has exchanged for units in exchange funds over which he retains voting power; (b) 1,036,324 shares held in trust for Mr. Lamar's two minor children who reside with him and in a charitable lead annuity trust; Mr. Lamar disclaims beneficial ownership of these shares; (c) 1,000,000 shares held by a private exchange fund, as to which Mr. Lamar is deemed the beneficial owner; (d) 70,000 shares that the trusts for Mr. Lamar's two minor children who reside with him have exchanged for units in an exchange fund over which they retain voting power; Mr. Lamar disclaims beneficial ownership of these shares; (e) 2,038,198 shares held by CWL3, LLC; CWL3, No. 2DG, LLC; CWL3, No. 3C, LLC and two grantor retained annuity trusts; as to which Mr. Lamar is deemed the beneficial owner; and (f) 50,750 shares owned by Mr. Lamar's spouse and 2,404 shares owned by Mr. Lamar's minor children, as to which Mr. Lamar disclaims beneficial ownership.

(15) Includes 44,000 shares of Class A common stock subject to stock options exercisable within 60 days of March 5, 2003, and 66,389 shares owned by the Marchand Family Partnership of which Mr. Marchand is a partner. Mr. Marchand shares voting power over the partnership shares with his wife.

(16) Includes 119,800 shares of Class A common stock subject to stock options exercisable within 60 days of March 5, 2003.

(17) Includes 49,950 shares of Class A common stock subject to stock options exercisable within 60 days of March 5, 2003.

(18) Includes 12,000 shares of Class A common stock subject to stock options exercisable within 60 days of March 5, 2003.

(19) Includes 12,000 shares of Class A common stock subject to options exercisable within 60 days of March 5, 2003.

(20) Consists of 12,000 shares of Class A common stock subject to options exercisable within 60 days of March 5, 2003.

(21) See Notes 1, 3, 5, 14, 15, 16, 17, 18, 19 and 20.

(22) Assumes the conversion of all shares of Class B common stock into shares of Class A common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We purchased approximately $2.4 million, $1.8 million and $1.2 million of highway signs and transit bus shelters from Interstate Highway Signs Corp., which represented approximately 15%, 13% and 12% of total capitalized expenditures for our logo sign and transit advertising businesses during the years ended December 31, 2000, 2001 and 2002, respectively. We do not use Interstate Highway Signs Corp. exclusively for our highway sign and transit bus shelter purchases. Interstate Highway Signs Corp. is a wholly-owned subsidiary of Sign Acquisition Corp. Kevin P. Reilly, Jr., our President, Chief Executive Officer and Director, has voting control over a majority of the outstanding shares of Sign Acquisition Corp. through a voting trust.

     We advanced T. Everett Stewart, Jr., one of our directors, $87,000 on January 9, 2002 as an advancement against his bonus for fiscal year 2001. This loan was paid in full on January 24, 2002.

     Effective July 1, 1996, the Lamar Texas Limited Partnership, our subsidiary, and Reilly Consulting Company, L.L.C., which Kevin P. Reilly, Sr. controls, entered into a consulting agreement. This consulting agreement has a ten year term and provides for a $120,000 annual consulting fee. The agreement contains a non-disclosure provision and a non-competition restriction which extends for two years beyond the termination of the agreement.

     We also have a lease arrangement with Reilly Enterprises, LLC, which Kevin
P. Reilly, Sr. controls, for the period beginning October 1, 2001 and continuing for sixty consecutive months for the use of an airplane. We pay a fee of $5,000 per month plus expenses which entitles us to 6.67 hours of flight time, any unused portion of which is carried over into the next succeeding month. The total fees paid under this arrangement for fiscal 2002 were $75,315.

     As of December 31, 2002, we had a receivable of $919,631 for premiums paid on split-dollar life insurance arrangements for Kevin P. Reilly, Sr. that were entered into in 1990 and 1995 as a component of his compensation as our Chief Executive Officer and his continuing retirement benefits thereafter. In accordance with the terms of the arrangements, we will recover all of the cumulative premiums paid by us upon the termination, surrender or cancellation of the policies or upon the death of the insured.

     Kevin P. Reilly, Sr. is the father of Kevin P. Reilly, Jr., our President, Chief Executive Officer and Director, and Sean E. Reilly, also one of our Directors.

     As of December 31, 2000, 2001 and 2002, we had a receivable from Lamar Advertising, our parent, in the amount of $7.3 million, $9.7 million, and $5.5 million, respectively.

     We have made two loans to Live Oak Living Centers, LLC. One loan was for $60,597 at an interest rate of 7.5% and the other loan was for $112,000 at an interest rate of 6%. Kevin P. Reilly, Jr., our President, Chief Executive Officer and Director, has a 15% ownership interest in the LLC. Sean E. Reilly, Kevin P. Reilly, Jr.'s brother and also one of our Directors, has a 7.5% ownership interest in the LLC. Both loans, totaling $207,765 in outstanding principal and interest, were repaid in full in September 2002.

     On September 6, 2002, our parent Lamar Advertising entered into an agreement with Charles W. Lamar III, its director, to settle Mr. Lamar's obligation to reimburse Lamar Advertising for premiums that it had paid under a split-dollar life insurance policy. These premiums had been paid under an original policy, which was subsequently surrendered to a new insurer for a new policy. Lamar Advertising paid no further premiums under the new policy but the new policy replaced the surrendered policy as collateral for the $90,219 in aggregate premiums paid by Lamar Advertising under the old policy. In exchange for the right to receive the death proceeds from the new policy at some indeterminate future date, Lamar Advertising accepted stock of the original insurer, which was issued in connection with its demutualization, and cash with a value of approximately $53,393 in full satisfaction of this obligation.

     Our director, Sean Reilly, is the Chief Operating Officer and President of the Outdoor Division of our parent, Lamar Advertising. Mr. Reilly received a salary of $190,000 and a bonus of $125,000 for the year ended 2002 from Lamar Advertising. Sean Reilly is the brother of our Chief Executive Officer, Kevin Reilly, Jr.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratios of earnings to fixed charges for each of the periods shown:

                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                 2002    2001    2000    1999    1998
                                                 -----   -----   -----   -----   -----
Ratio of Earnings to Fixed Charges.............  0.73x   0.12x   0.30x   0.52x   0.84x

     For purposes of this ratio, earnings is defined as net earnings (loss) before income taxes and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, earnings were insufficient to cover fixed charges by $37.4 million, $136.4 million, $127.8 million, $53.4 million, and $12.4 million, respectively.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The original notes were initially issued and sold on December 23, 2002. Those sales were not registered under the Securities Act of 1933, as amended, in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A under the Securities Act. We and the initial purchasers of the original notes entered into a registration rights agreement on the issuance date of the original notes. Under the registration rights agreement, we agreed to file and cause to become effective with the SEC the registration statement of which this prospectus is a part to effect the exchange of original notes for exchange notes.

     The sole purpose of this exchange offer is to fulfill our obligations under the registration rights agreement.

CONDITIONS TO EXCHANGE OFFER

     Completion of the exchange offer is subject to the conditions that the exchange offer not violate any applicable law or interpretation of the staff of the Division of Corporation Finance of the SEC and that no injunction, order or decree has been issued that would prohibit, prevent or materially impair our ability to proceed with the exchange offer. The exchange offer is also subject to various procedural requirements discussed below with which holders must comply. We reserve the right, in our absolute discretion, to waive compliance with these requirements subject to applicable law, however, all conditions must be satisfied or waived prior to the expiration of the exchange offer in order for exchange notes to be issued in exchange for original notes.

     In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any such original notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus is a part or qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

TERMS OF THE EXCHANGE OFFER

     We are offering to exchange, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, $1,000 principal amount of exchange notes for each $1,000 principal amount of original notes. Based on the position of the staff of the Division of Corporation Finance of the SEC as stated in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes will generally be freely transferable by holders thereof. See "Plan of distribution" on page 84. Otherwise, the terms of the exchange notes are identical in all respects to the terms of the original notes for which they may be exchanged pursuant to this exchange offer. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See "Description of the exchange notes" on page 55.

     Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of distribution" on page 84.

     If you are an affiliate of ours or if you intend to participate in the exchange offer for the purpose of distributing the exchange notes, or if you are a broker-dealer that purchased original notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, you will not be permitted or entitled to tender those original notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of those original notes unless that sale is made pursuant to an exemption from such requirements. See "Plan of distribution" on page 84.

     The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered or accepted for exchange.

     Holders of original notes do not have any appraisal or dissenters' rights in connection with this exchange offer.

     Neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering all or any portion of your original notes in this exchange offer. In addition, no one has been authorized to make any recommendation as to whether you should tender notes in this exchange offer. You must make your own decision whether to tender original notes in the exchange offer and, if so, the aggregate amount of original notes to tender based on your own financial positions and requirements.

     If any tendered original notes are not accepted for exchange because of an invalid tender, global securities for any such unaccepted original notes will be returned, without expense, to the tendering holder promptly after completion of this exchange offer.

     Holders who tender original notes in connection with this exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes in connection with this exchange offer. We will pay all charges and expenses in connection with this exchange offer. See "-- Fees and expenses" on page 50.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on May 7, 2003 unless we, in our sole discretion, extend the period during which the exchange offer is open by giving written notice to the exchange agent and by timely public announcement communicated no later than 5:00 p.m. on the next business day following the date for expiration, unless otherwise required by applicable law or regulation, by making a press release. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

     We expressly reserve the right to:

     - terminate the exchange offer and not accept for exchange any original notes if we reasonably determine that the conditions to the exchange offer have not been satisfied, and

     - amend the terms of the exchange offer in any manner permitted by applicable law, whether before or after any tender of original notes.

     If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the date of expiration, we will exchange the exchange notes for original notes on the first business day following the expiration date.

     If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the holders of the original notes, and if at the time that such prospectus supplement is first sent or given to holders of original notes, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such prospectus supplement is first so sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

     We will mail this prospectus and the related letter of transmittal and other relevant materials to record holders of original notes and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

EXCHANGE OFFER PROCEDURES

 HOW TO TENDER

     Your tender to us of original notes pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions stated below and in the letter of transmittal.

  General procedures

     You may tender your original note by:

     - properly completing and signing the letter of transmittal and delivering it, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer pursuant to the procedure described below), to the exchange agent at its address set forth below on or prior to the date the exchange offer expires, or

     - complying with the guaranteed delivery procedures described below.

     Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of distribution" on page 84.

     If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange for those original notes are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by one of the institutions just described.

     If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those original notes, you should contact that holder promptly and instruct that holder to tender those original notes on your behalf. If you wish to tender those original notes yourself, you must, prior to completing and executing the letter of transmittal and delivering those original notes, make appropriate arrangements to register ownership of those original notes in your name and follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time due to the transfer procedures the broker must follow to register the transfer.

 Book-entry Transfer

     The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company (DTC) for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of original notes may be effected through book-entry transfer at DTC, you must send the letter of transmittal, with any required signature guarantees and any other required documents, to the exchange agent at the address specified below and it must be received by the exchange agent on or prior to the date the exchange offer expires or you must comply with the guaranteed delivery procedures described below.

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use the Automated Tender Offer Program procedures to tender original notes.

     Any participant in DTC's system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent's account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange for original notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of original notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. An agent's message is a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant tendering original notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against that participant.

     THE METHOD OF DELIVERY OF ORIGINAL NOTES AND ALL OTHER DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AN AGENT'S MESSAGE THROUGH THE AUTOMATED TENDER OFFER PROGRAM, IS AT YOUR ELECTION AND RISK. IF YOU SEND THESE DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, THAT YOU OBTAIN PROPER INSURANCE, AND THAT YOU MAIL THOSE DOCUMENTS SUFFICIENTLY IN ADVANCE OF THE DATE ON WHICH THE EXCHANGE OFFER EXPIRES TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE SUCH DATE.

 Guaranteed Delivery Procedures

     If you wish to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the date on which the exchange offer expires, you must deliver to the exchange agent a letter, telegram or facsimile transmission from a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, stating:

     - the name and address of the tendering holder,

     - the principal amount of the original notes being tendered,

     - the names in which the original notes are registered,

     - if possible, the certificate numbers of the original notes to be tendered, and

     - that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the appropriate submitting institution, the original notes, in proper form for transfer, will be delivered by such appropriate submitting institution together with a properly completed and duly executed letter of transmittal (and any other required documents).

     Such a tender will be effective only if such notice is received by the exchange agent before the exchange offer expires.

     Unless original notes being tendered by the above-described method (or a timely book-entry confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by appropriate submitting institutions for the purposes described in the paragraphs above are available from the exchange agent.

     A tender will be deemed to have been received as of the date when your properly completed and duly signed letter of transmittal or agent's message accompanied by the original notes (or a timely book-entry confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an appropriate submitting institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely book-entry confirmation).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us, which determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

     By tendering your original notes for exchange, you thereby exchange, assign and transfer the original notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. You will be required to represent and warrant that you have full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of those tendered original notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or proxy. You will also warrant that you will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes by us, and the issuance of exchange notes in exchange for those notes shall constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under that agreement (except in certain limited circumstances). All authority conferred by you will survive your death or incapacity, and all of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

     By tendering original notes and executing the letter of transmittal, or transmitting an agent's message, as the case may be, you represent that:

     - you are not an affiliate of ours as defined in Rule 405 of the Securities Act of 1933;

     - you are not a broker-dealer that owns original notes acquired directly from us or from an affiliate of ours;

     - you are acquiring the exchange notes offered hereby in the ordinary course of business; and

     - you have not agreed with anyone to distribute the exchange notes.

     If you are a broker-dealer that purchased original notes for your own account as part of market-making or other trading activities, you represent that you have not agreed with us or our affiliates to distribute the exchange notes and agree to deliver a prospectus in connection with any resale of the exchange notes; and you may exclude the representation in the last bullet point above.

     No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business since the respective dates as of which information is given herein. We are not making the exchange offer to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on our behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

WITHDRAWAL RIGHTS

     You may withdraw any original notes you have tendered pursuant to the exchange offer at any time prior to the date on which the exchange offer expires.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth below in the "Exchange agent" section prior to the date on which the exchange offer expires. Any such notice of withdrawal must state:

     - the person named in the letter of transmittal as having tendered original notes to be withdrawn;

     - if possible, the certificate numbers of original notes to be withdrawn;

     - the principal amount of original notes to be withdrawn;

     - a statement that such holder is withdrawing its election to have those original notes exchanged, and

     - the name of the registered holder of those original notes.

     The withdrawal notice must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn.

     The exchange agent will return the properly withdrawn original notes promptly following receipt of the notice of withdrawal. We will determine all questions as to the validity of notices of withdrawal, including time of receipt, and such determinations will be final and binding on all persons.

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the exchange offer, we will choose and notify the exchange agent of the date on which the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered original notes when we have given written notice thereof to the exchange agent.

     The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of the exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with DTC) promptly following the date on which the exchange offer expires, or, if we terminate the exchange offer prior to such date, promptly after the exchange offer is so terminated.

ACCRUED INTEREST ON EXCHANGE NOTES

     You will not receive accrued but unpaid interest on original notes at the time you tender them. Rather, that interest will be payable on the exchange notes delivered in exchange for the original notes on the first interest payment date after the exchange date.

ACCOUNTING TREATMENT

     The exchange notes will be recorded at the same carrying value as the original notes for which they are exchanged, which is the aggregate principal amount of the original notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The cost of the exchange offer will be amortized over the term of the exchange notes.

EXCHANGE AGENT

     Wachovia Bank has been appointed as the exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent as follows:

     By Mail, Hand or Overnight Delivery:

          Wachovia Bank
          Customer Information Center
          Corporate Trust Operations -- NC1153
          1525 West WT Harris Blvd -- 3C3
          Charlotte, NC 38262
          Attention: Ms. Marsha Rice

     Telephone:
          (704) 590-7413

     By Fax (for eligible institutions only):

          (704) 590-7628

     Delivery to an address other than as stated above, or transmissions of instructions to a facsimile number other than the one stated above, will not constitute a valid delivery.

    Original notes may also be delivered to:

    Wachovia Bank, N.A.
     40 Broad Street, 5th Floor
     New York, New York 10004
     Attention: Keith Williams

FEES AND EXPENSES

     We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, printing, accounting and legal fees.

     Holders who tender their original notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of the original notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from such taxes is not submitted with the letter of transmittal, the amount of such taxes will be billed directly to such tendering holder.

                      DESCRIPTION OF MATERIAL INDEBTEDNESS

     The following is a description of our material indebtedness, other than the original notes and the exchange notes. For a complete description of their terms we refer you to the credit and security agreements and indentures to which each summary relates, copies of which we will provide upon request.

BANK CREDIT FACILITY

     Our new bank credit facility, for which JPMorgan Chase Bank serves as administrative agent, consists of (1) a $225 million revolving bank credit facility, (2) a $975 million term facility with two tranches, a $300 million Term A facility and a $675 million Term B facility, and (3) a $500 million incremental facility. The incremental facility permits us to request that our lenders enter into commitments to make additional term loans to us, up to a maximum aggregate amount of $500 million. Our lenders have no obligation to make additional loans to us under the incremental facility, but may enter into such commitments in their sole discretion.

  REDUCTIONS IN COMMITMENTS; AMORTIZATION

     The Term A and Term B loans will begin amortizing on March 5, 2005. The Term A loan amortizes in quarterly installments that increase as follows (dollars in thousands):

March 31, 2005 -- December 31, 2005.........................  $11,250
March 31, 2006 -- December 31, 2006.........................   15,000
March 31, 2007 -- December 31, 2008.........................   18,750
March 31, 2009 -- June 30, 2009.............................   22,500

The Term B loan amortizes in nominal amounts until maturity. The revolving bank credit facility and the Term A facility loans will mature on June 30, 2009. The Term B loans will mature on June 30, 2010.

  INTEREST

     Interest on borrowings under the facilities will be calculated, at our option, at a spread above a base rate equal to either:

     - the "Adjusted Base Rate" which is equal to the highest of:

          (1) the rate publicly announced by JPMorgan Chase Bank as its prime lending rate; and

          (3) the applicable federal funds rate plus 0.5%;

or

     - the rate at which eurodollar deposits for one, two, three or six months (as selected by us) are quoted on the Dow Jones Telerate Screen.

     The spread applicable to borrowings under the revolving credit, Term A and Term B facilities will be determined by reference to our trailing leverage ratio (total debt to trailing four fiscal quarter EBITDA, as defined in the bank credit facility (see "-- Covenants" below)). The spread applicable for borrowings under the Term B facility will be 1.25% for base rate loans and 2.25% for eurodollar loans.

  GUARANTEES; SECURITY

     Our obligations under our bank credit facility are guaranteed by Lamar Advertising and all of our restricted subsidiaries (all of our existing subsidiaries, except Missouri Logos, a Partnership, a non-wholly-owned subsidiary). The guarantees are secured by a pledge of all of our capital stock and all of the capital stock of those subsidiaries.

  COVENANTS

     Under the terms of the bank credit facility, we and our subsidiaries are not permitted to incur any additional indebtedness over $100 million at any one time outstanding except:

     - indebtedness created by the bank credit facility;

     - indebtedness in respect of notes issued by us so long as no default exists at the time of the issuance or would result from the issuance and the terms of the notes comply with certain conditions;

     - existing indebtedness or any extension, renewal, refunding or replacement of any existing indebtedness or indebtedness incurred by the issuance of notes as referred to in the paragraph above; and

     - indebtedness of ours to any wholly-owned subsidiary and of any wholly-owned subsidiary to us.

     The bank credit facility also places certain restrictions upon our, and our subsidiaries', ability to, among other things:

     - incur liens or guarantee obligations;

     - pay dividends and make other distributions including distributions to Lamar Advertising;

     - make investments and enter into joint ventures or hedging agreements;

     - dispose of assets; and

     - engage in transactions with affiliates except on an arms-length basis.

     In addition, under the bank credit facility we and our subsidiaries cannot exceed the following financial ratios:

     - a total debt ratio, defined as total consolidated debt to EBITDA, as defined below, for the most recent four fiscal quarters, of 6.00 to 1 (through December 30, 2004) and 5.75 to 1 (after December 30, 2004);

     - a senior debt ratio, defined as total consolidated senior debt to EBITDA, as defined below, for the most recent four fiscal quarters, of 4.00 to 1 (through December 30, 2004) and 3.75 to 1 (after December 30, 2004);

     The bank credit facility also requires us and our subsidiaries to maintain the following financial ratios:

     - an interest coverage ratio, defined as EBITDA, as defined below, for the most recent four fiscal quarters to total consolidated accrued interest expense for that period, of at least 2.25 to 1; and

     - a fixed charges coverage ratio, defined as the ratio of EBITDA, as defined below, for the most recent four fiscal quarters to (1) the total payments of principal and interest on debt for such period (2) capital expenditures made during such period and (3) income and franchise tax payments made during such period, of at least 1.05 to 1.

     As defined under the bank credit facility, EBITDA is, for any period, operating income for Lamar Media and our restricted subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, depreciation, amortization and any other non-cash income or charges accrued for such period and (except to the extent received or paid in cash by us or any of our restricted subsidiaries) income or loss attributable to equity in affiliates for such period) excluding any extraordinary and unusual gains or losses during such period and excluding the proceeds of any casualty events whereby insurance or other proceeds are received and certain dispositions not in the ordinary course. Any dividend payment made by Lamar Media or any of our restricted subsidiaries to Lamar Advertising during any period to enable Lamar Advertising to pay certain qualified expenses on behalf of Lamar Media and its subsidiaries, shall be treated as operating expenses of Lamar Media for the purposes of calculating EBITDA for such period. EBITDA under the bank credit facility is also adjusted to reflect certain acquisitions or dispositions as if such acquisitions or dispositions were made on the first day of such period.

  CHANGE OF CONTROL

     A change of control of Lamar Media constitutes an event of default, permitting the lenders to accelerate the indebtedness and terminate the bank credit facility. A change in control would occur if:

     - we cease to be a wholly owned subsidiary of Lamar Advertising;

     - Charles W. Lamar, III or Kevin P. Reilly, Sr. and their immediate family (including grandchildren) and entities under their control no longer hold sufficient voting stock of Lamar Advertising to elect at all times a majority of its board of directors;

     - anyone other than the holders specified in the preceding bullet acquire shares of Lamar Advertising representing more than 20% of the ordinary voting power or acquire control of Lamar Advertising; or

     - a majority of the seats on Lamar Advertising's board is occupied by persons who were neither nominated by the board of directors of Lamar Advertising nor appointed by directors so nominated.

8 5/8% SENIOR SUBORDINATED NOTES DUE 2007

     On September 25, 1997, we issued $200 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2007 under an indenture among us, as issuer, certain of our subsidiaries and State Street Bank and Trust Company, as trustee. These notes are senior subordinated unsecured obligations, which are subordinated to indebtedness under the bank credit facility and our other senior indebtedness. These notes are senior to all of our existing and future subordinated indebtedness. These notes bear interest at 8 5/8% per annum, payable twice a year on each March 15 and September 15.

     We may redeem these notes, in whole or in part, at any time on or after September 15, 2002. If a redemption occurs before September 15, 2005, we will pay a premium on the principal amount of the notes. This premium decreases annually from approximately 4.3% for a redemption on or after September 15, 2002, to approximately 1.5% for a redemption on or after September 15, 2004, and is phased out completely on September 15, 2005.

     Our obligations under these notes are guaranteed by all of our subsidiaries, except Missouri Logos, a Partnership. The guarantees under these notes are subordinated in right of payment to the guarantees under our bank credit facility.

     The holders of these notes may force us to immediately repay the principal on these notes, including interest to the acceleration date, if, among other things, we fail to make payments on other indebtedness under which we have at least $10 million outstanding.

     Under the terms of the indenture we and our subsidiaries are not permitted to incur any additional indebtedness unless certain financial tests are met after the incurrence of the indebtedness and no default or event of default has occurred and is continuing at the time or as a consequence of the incurrence of the indebtedness. The indenture permits us, however, to incur other types of debt regardless of whether the above conditions are met, such as debt under the bank credit facility and inter-company debt. The restrictions on our ability to incur additional indebtedness are the same as those restrictions imposed by the indenture governing the exchange notes. See "Description of Exchange Notes
-- Material Covenants -- Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries" on page 59.

     The indenture also places certain restrictions upon our ability and the ability of our subsidiaries to, among other things:

     - issue preferred stock;

     - pay dividends or make other distributions or redeem capital stock;

     - incur liens or guarantee obligations;

     - dispose of assets; and

     - engage in transactions with affiliates except on an arms' length basis.

     Upon a "change of control" (as defined in the indenture), we will be obligated to offer to purchase all of the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any. In addition, if we sell certain assets, we will be obligated to offer to purchase outstanding notes with the proceeds of the asset sale at a purchase price of 100% of the principal amount plus accrued interest, if any.

     The indenture for these notes contains covenants covering matters identical to those contained in the indenture for the 8 5/8% Senior Subordinated Notes described above and contains identical guarantee, change of control, asset sale and repurchase provisions.

11% SENIOR NOTES DUE 2003

     On May 15, 1993, we issued $100 million aggregate principal amount of 11% Senior Notes due May 15, 2003 pursuant to an indenture between us, as issuer, certain of our subsidiaries and State Street Bank and Trust Company, as trustee. In November 1996 we conducted a tender offer for the 11% Senior Notes, in which we purchased all validly tendered notes. There are currently $1.2 million aggregate principal amount of 11% Senior Notes outstanding. They bear interest at 11% per annum. Interest is payable semi-annually on each May 15 and November
15. They are our senior obligations ranking senior to all present and future subordinated indebtedness. The indenture places certain restrictions on our ability to incur indebtedness if the ratio of our consolidated indebtedness to consolidated operating cash flow for the most recently ended 12 month period is greater than 7.5 to 1.

8% SUBORDINATED NOTES DUE 2006

     We have 8% subordinated notes due 2006 of which there were $7.2 million aggregate principal amount outstanding at January 31, 2003. The ten-year subordinated notes were issued as a portion of the consideration paid on account of stock redemptions occurring in October 1995 and March 1996. These notes bear interest at an annual rate of 8% and amortize monthly until their maturity in 2006.

                       DESCRIPTION OF THE EXCHANGE NOTES

     The exchange notes will be issued under an indenture, dated as of December 23, 2002, among Lamar Media, the Guarantors and Wachovia Bank of Delaware, National Association, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the indenture. The exchange notes are subject to all such terms, and holders of the exchange notes are referred to the indenture and the Trust Indenture Act for a statement of the terms therein. The following is a summary of the material terms and provisions of the exchange notes. The indenture was filed as an exhibit to our current report on Form 8-K filed on December 27, 2002 and is also available from us upon request. The following is a summary of the material terms and provisions of the exchange notes. The definitions of certain capitalized terms are set forth under "-- Certain Definitions" or as otherwise defined throughout this description. For purposes of this description, references to "Lamar Media" include only Lamar Media Corp. and not its subsidiaries and "Lamar Advertising" includes only Lamar Advertising Company and not its subsidiaries.

GENERAL

     The exchange notes will be:

     - general unsecured obligations of Lamar Media;

     - subordinated in right of payment to all existing and future senior indebtedness of Lamar Media;

     - pari passu in right of payment with Lamar Media's existing 8 5/8% Senior Subordinated Notes due 2007 and any additional future senior subordinated indebtedness of Lamar Media;

     - senior in right of payment to any existing or future subordinated indebtedness of Lamar Media; and

     - effectively subordinated to any secured indebtedness of Lamar Media or any of its subsidiaries to the extent of the value of the assets securing such indebtedness.

     Lamar Media is dependent upon the receipt of dividends or other payments from its subsidiaries in order to make payments of interest or principal on the exchange notes. There are no material contractual restrictions on the ability of Lamar Media's subsidiaries to pay dividends or other distributions to Lamar Media. Lamar Media controls its receipt of dividends or other payments from its wholly owned subsidiaries and, with respect to its sole majority-owned subsidiary to the extent of its 66 2/3% interest. The subsidiaries are generally subject to restrictions on paying dividends under the laws of the jurisdictions of their respective organizations, which in some instances require that dividends be paid out of the surplus of the value of the subsidiary's net assets over its capital (usually equal to the par value of the subsidiary's shares) or if no surplus exists, out of its net profits. These restrictions have not resulted in, and Lamar Media does not believe that in the future they will result in, material restrictions on, or limitations to, its receipt of dividends or other payments from its subsidiaries.

     The exchange notes will be unconditionally guaranteed by each of our existing and future Restricted Subsidiaries. On the issue date, all of our subsidiaries (other than Missouri Logos, a Partnership) will guarantee the exchange notes. The guarantees will be:

     - general unsecured obligations of each guarantor;

     - subordinated in right of payment to all existing and future senior indebtedness of each guarantor;

     - pari passu in right of payment with each guarantor's guarantee of Lamar Media's existing 8 5/8% Senior Subordinated Notes due 2007 and any additional future senior subordinated indebtedness of such guarantor;

     - senior in right of payment to any existing or future subordinated indebtedness of each guarantor; and

     - effectively subordinated to any secured indebtedness of each guarantor to the extent of the value of the assets securing such indebtedness.

     The exchange notes will be issued in an initial aggregate principal amount of $260 million. We may from time to time issue additional notes pursuant to the indenture having identical terms and conditions to the exchange notes we are currently offering (the "Additional Notes"). We will only be permitted to issue such Additional Notes if at the time of such issuance, and after giving effect thereto, we are in compliance with the covenants contained in the indenture. Any Additional Notes will be part of the same issue as the exchange notes that we are currently offering and will vote on all matters with the exchange notes. In addition, Lamar Media may incur additional indebtedness if at the time of such issuance, and after giving effect thereto, we are in compliance with the covenants contained in the indenture.

MATURITY, INTEREST AND PRINCIPAL

     The exchange notes will mature on January 1, 2013. The exchange notes will bear interest at a rate of 7 1/4% per year from the date of original issuance until maturity. Interest is payable semi-annually in arrears on July 1 and January 1 commencing July 1, 2003, to holders of record of the exchange notes at the close of business on the immediately preceding June 15 and December 15.

     The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

OPTIONAL REDEMPTION

     The notes will be redeemable at the option of Lamar Media, in whole or in part, at any time on or after January 1, 2008 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on January 1, of each year listed below:

YEAR                                                          PERCENTAGE
----                                                          ----------
2008........................................................   103.625%
2009........................................................   102.417%
2010........................................................   101.208%
2011 and thereafter.........................................   100.000%

     Notwithstanding the foregoing, Lamar Media may redeem in the aggregate up to 35% of the aggregate principal amount of notes at any time and from time to time prior to January 1, 2006 at a redemption price equal to 107.25% of the aggregate principal amount so redeemed, plus accrued interest to the redemption date out of the net proceeds of one or more public equity offerings by us or by Lamar Advertising; provided, however, that at least 65% of the aggregate principal amount of notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 120 days following the closing of the public equity offering.

     In the event of redemption of fewer than all of the notes, the trustee shall select by lot or in such other manner as it shall deem fair and equitable the notes to be redeemed; provided, however, that if a partial redemption is made with the proceeds of a public equity offering, selection of the notes for redemption shall be made by the trustee only on a pro rata basis, unless such method is otherwise prohibited. The notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the registrar of the notes. On and after any redemption date, interest will cease to accrue on the notes or portions thereof called for redemption unless Lamar Media shall fail to redeem any such note.

SUBORDINATION

     The indebtedness represented by the notes, including principal, premium, if any, and interest, will be, to the extent and in the manner provided in the indenture, subordinated in right of payment to the prior payment and satisfaction in full in cash of all of our existing and future senior indebtedness. As of

March 10, 2003, the principal amount of outstanding senior indebtedness of Lamar Media, on a consolidated basis, was approximately $976.2 million. We will have the ability to incur additional senior indebtedness under the bank credit facility and will be permitted to incur additional senior indebtedness under the indenture.

     If any of the following events has occurred and is continuing, no payment (by set-off or otherwise) may be made by or on behalf of Lamar Media on account of the principal of, premium, if any, or interest on the notes, or on account of the redemption provisions of the notes, for cash or property (other than Junior Securities):

     - any senior indebtedness of Lamar Media has matured and all principal of, premium, if any, and the interest on such senior indebtedness has not been paid in full in cash;

     - an event of default in the payment of any principal, premium (if any) or interest has occurred in respect of any senior indebtedness of Lamar Media (a "Payment Default"); or

     - an event of default (other than a Payment Default) has occurred that permits the holders of Designated Senior Indebtedness to declare such Designated Senior Indebtedness to be due and payable and written notice of such event of default has been given to Lamar Media and the trustee by the representative of the holders of such Designated Senior Indebtedness (a "Payment Notice"). (Notwithstanding the foregoing, unless the Designated Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period") (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, Lamar Media shall, unless a Payment Default exists, be required to pay all sums not paid to the holders of the notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the notes. Not more than one Payment Notice shall be given within a period of any 360 consecutive days and no default that existed upon the date of such Payment Notice, if the representative of the holders of Designated Senior Indebtedness that gave such Payment Notice knew of such default on such date (whether or not such event of default is on the same issue of Designated Senior Indebtedness), shall be made the basis for the commencement of any other Payment Blockage Period unless such default has been cured or waived for a period of at least 90 consecutive days.)

     Upon any distribution of assets of Lamar Media upon any dissolution, winding up, total or partial liquidation or reorganization of Lamar Media, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities, before the holders of notes are entitled to receive any payment on account of principal of, premium, if any, and interest on the notes (other than Junior Securities), the holders of all senior indebtedness of Lamar Media will first be entitled to receive (i) payment in full in cash and (ii) any payment or distribution of assets of Lamar Media of any kind or character from any source (other than Junior Securities) to the extent necessary to make payment in full in cash on all such senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

     If the trustee receives any payment or distribution of assets of Lamar Media (other than Junior Securities) at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of such senior indebtedness, and shall be applied ratably to the payment of all such senior indebtedness remaining unpaid, to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

     By reason of such subordination, in the event of liquidation or insolvency, creditors of Lamar Media who are holders of senior indebtedness may recover more, ratably, than the holders of the notes, and funds which would be otherwise payable to the holders of the notes will be paid to the holders of the senior indebtedness to the extent necessary to pay the senior indebtedness in full, and Lamar Media may be unable to meet its obligations fully with respect to the notes.

     Each guarantee will, to the extent set forth in the indenture, be subordinated in right of payment to the prior payment in full of all senior indebtedness of the respective guarantor, including obligations of such guarantor with respect to the bank credit facility (including any guarantee thereof), and will be subject to the rights of holders of Designated Senior Indebtedness of such guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the notes to all senior indebtedness of Lamar Media.

     A holder of notes by his acceptance of notes agrees to be bound by such provisions and authorizes and expressly directs the trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the indenture and appoints the trustee his attorney-in-fact for such purpose.

GUARANTEES

     The notes are guaranteed on a senior subordinated basis by the guarantors (each subsidiary of Lamar Media in existence on the issue date of the notes, other than Missouri Logos, a Partnership, and each Restricted Subsidiary which thereafter guarantees payment of the notes). All payments pursuant to the guarantees are subordinated in right of payment to the prior payment in full of all senior indebtedness of the guarantors, including guarantees of indebtedness outstanding under the bank credit facility, to the same extent and in the same manner that all payments pursuant to the notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of Lamar Media, pari passu in right of payment with the guarantees of our existing 8 5/8% Senior Subordinated Notes due 2007 and any future senior subordinated indebtedness of the guarantors, and senior in right to payment to any future subordinated indebtedness of the guarantors.

     The obligations of each guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees of senior indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. In making any calculation relevant to determining such maximum amount, all senior indebtedness shall be deemed to have been incurred prior to the issue date of the notes. Each guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other guarantor in a pro rata amount based on the Adjusted Net Assets of each guarantor. See "Risk factors -- Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the notes by our subsidiaries and require the holders of the notes to return payments received from the subsidiary guarantors" on page 10.

     A guarantor shall be deemed released from all its obligations under the indenture and its guarantee upon: (i) the release or payment in full of any indebtedness of such guarantor representing a guarantee of indebtedness of Lamar Media and the release of all liens on the property and assets of such guarantor relating to any such indebtedness or (ii) the sale or disposition (whether by merger, sale of stock or otherwise) of a guarantor (or substantially all of its assets) to an entity which is not a subsidiary of Lamar Media which is otherwise in compliance with the indenture (and providing that the guarantee and liens referred to in clause (i) are also released at such time).

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

MATERIAL COVENANTS

     The indenture will contain, among others, the following covenants.

 LIMITATION ON ADDITIONAL INDEBTEDNESS AND PREFERRED STOCK OF RESTRICTED SUBSIDIARIES

     Lamar Media will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any indebtedness (including indebtedness existing at the time it became a Restricted Subsidiary or assumed in connection with the acquisition of its assets) other than:

     - up to $1.3 billion of indebtedness under the bank credit facility;

     - currently outstanding indebtedness or debt incurred to refinance outstanding debt;

     - inter-company debt between Lamar Media and its subsidiaries or between the subsidiaries; and

     - certain other debt incurred to acquire or lease property in the ordinary course of business that does not exceed the greater of either 5% of Lamar Media's Consolidated Net Tangible Assets or $20 million;

     - interest rate protection agreements designed to protect against fluctuations in interest rates; and

     - additional indebtedness not to exceed $40 million in principal amount outstanding at any time (all of the above are together referred to as "Permitted Indebtedness")

and will not permit any Restricted Subsidiary to issue any preferred stock, unless:

          (a) after giving effect to the incurrence of such indebtedness and the issuance of any such preferred stock and the receipt and application of the proceeds thereof, Lamar Media's Leverage Ratio is less than 6.50 to 1; and

          (b) no default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such indebtedness or the issuance of such preferred stock.

     In addition, Lamar Media may not incur any Permitted Indebtedness that ranks junior in right of payment to the notes that has a maturity or mandatory sinking fund payment prior to the maturity of the notes.

 LIMITATION ON RESTRICTED PAYMENTS

     Lamar Media will not make, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment unless:

          (a) no default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving pro forma effect to such Restricted Payment, Lamar Media could incur $1.00 of additional indebtedness under the covenant set forth under "Limitation on Additional Indebtedness"; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the issue date of the notes does not exceed the sum of:

             (1) 100% of Lamar Media's EBITDA (which is defined in the indenture as (a) the sum of, without duplication, (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) to the extent it reduces Consolidated Net Income during such period, Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period; minus (b) all non-cash items increasing Consolidated Net Income for such period, all for Lamar Media and its Restricted Subsidiaries determined in accordance with GAAP) minus 1.4 times Lamar Media's Consolidated Interest Expense, both taken from the issue date of the notes to the end of Lamar Media's most recently ended fiscal quarter prior to such date, plus

             (2) 100% of the aggregate net proceeds and the fair market value of securities or other property received by Lamar Media, after January 1, 2001, from (a) the issue or sale of capital stock of Lamar Media or any indebtedness or other securities of Lamar Media convertible into or exercisable or exchangeable for capital stock of Lamar Media which has been so converted or exercised or exchanged, as the case may be, (b) any capital contribution to Lamar Media from Lamar Advertising and (c) any loans made to Lamar Media by Lamar Advertising prior to the issue date of the notes upon the cancellation of such loans by Lamar Advertising, plus

             (3) the net reductions in Investments (other than reductions in Permitted Investments) in any person resulting from payments of interest on indebtedness, dividends, repayments of loans, partial or total releases or discharges of Guaranteed Permitted Unrestricted Subsidiary Obligations, or from designations of Unrestricted Subsidiaries as Restricted Subsidiaries, valued in each case at the fair market value thereof, not to exceed the amount of Investments previously made by Lamar Media and its Restricted Subsidiaries in such person.

     For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value as determined by the board of directors reasonably and in good faith.

     Notwithstanding the foregoing, Lamar Media or a Restricted Subsidiary, as the case may be, may:

          (i) pay any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the indenture;

          (ii) retire any shares of capital stock of Lamar Media or indebtedness of Lamar Media subordinated or pari passu in right of payment to the notes by conversion into, or by or in exchange for, shares of capital stock, or out of, the net proceeds of the substantially concurrent sale (other than to a subsidiary of Lamar Media) of other shares of capital stock of Lamar Media; provided, however, that the amount of any such net proceeds that are utilized for any such retirement shall be excluded from clause (c)(2) of the preceding paragraph;

          (iii) redeem or retire indebtedness of Lamar Media subordinated or pari passu in right of payment to the notes in exchange for, by conversion into, or out of the net proceeds of, a substantially concurrent sale or incurrence of indebtedness of Lamar Media (other than any indebtedness owed to a subsidiary of Lamar Media) that is, contractually subordinated in right of payment to the notes to at least the same extent or pari passu in right of payment to the notes and (x) has a stated maturity no earlier than the 91st day after the final maturity date of the notes or the final maturity date of the indebtedness being redeemed or retired, whichever is earlier and (y) has an average life to stated maturity equal to or greater than the remaining average life to stated maturity of the indebtedness being redeemed or retired; provided, however, that the amount of any such net proceeds that are utilized for any such redemption or retirement shall be excluded from clause (c)(2) of the preceding paragraph;

          (iv) fund loans (but not including the forgiveness of any such loan) to executive officers, directors and shareholders for relocation loans, bonus advances and other purposes consistent with past practices or purchase, redeem or acquire for value shares of capital stock of Lamar Media or options on such shares held by Lamar Media's or the Restricted Subsidiaries' officers or employees or former officers or employees upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of capital stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee;

     provided, however, that the aggregate amount of any such loans funded and cash consideration paid, or distributions made, pursuant to this clause
     (iv) do not in any one fiscal year exceed $1 million;

          (v) make Investments in Unrestricted Subsidiaries and joint ventures in an aggregate amount not to exceed $20 million; provided, however, that Lamar Media or the Restricted Subsidiaries may make additional Investments pursuant to this clause (v) up to an aggregate amount not to exceed $10 million if Lamar Media is able, at the time of any such Investment and immediately after giving effect thereto, to incur at least $1.00 of additional indebtedness in compliance with the "Limitation on Additional Indebtedness" covenant; provided further, however, that in calculating the aggregate amount of Restricted Payments made subsequent to the issue date of the notes for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to clause (i) and this clause (v) shall be included in the calculation;

          (vi) pay any dividend or make any distribution to Lamar Advertising in amounts sufficient to permit Lamar Advertising to pay interest when due on its 5 1/4% Convertible Notes due 2006 or any indebtedness issued by Lamar Advertising to refinance those notes; provided, however, that such indebtedness is (a) in an aggregate principal amount that is equal to or less than the sum of (i) the aggregate principal amount of the 5 1/4% Convertible Notes due 2006 outstanding, (ii) the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of those notes and (iii) the amount of customary fees, expenses and costs related to the incurrence of such indebtedness and (b) scheduled to mature no earlier than those notes; and

          (vii) make distributions to Lamar Advertising to permit Lamar Advertising to pay obligations actually incurred by Lamar Advertising in respect of the payment of certain operating expenses of Lamar Media or the Restricted Subsidiaries in an aggregate amount in any fiscal year not to exceed 5% of the total operating expenses of Lamar Media and the Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP.

 LIMITATION ON OTHER SENIOR SUBORDINATED DEBT

     Lamar Media will not, and will not permit any of the Restricted Subsidiaries to directly or indirectly incur, contingently or otherwise, any indebtedness that is both (i) subordinate in right of payment to any senior indebtedness of Lamar Media or any of the guarantors, as the case may be, and
(ii) senior in right of payment to the notes or any of the guarantees, as the case may be.

 LIMITATIONS ON LIENS

     Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any liens of any kind (other than certain liens incurred in the ordinary course of business) upon any property, assets, income or profit of Lamar Media or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary (whether or not any of the foregoing is now owned or hereafter acquired) unless (i) if such lien secures indebtedness which is pari passu in right of payment with the notes, then the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a lien or (ii) if such lien secures indebtedness which is subordinated in right of payment to the notes, any such lien shall be subordinated to a lien granted to the holders of the notes in the same collateral as that securing such lien to the same extent as such subordinated indebtedness is subordinated to the notes.

 LIMITATION ON TRANSACTIONS WITH AFFILIATES

     Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any affiliate (including entities in which Lamar Media or any of the Restricted Subsidiaries own a minority interest) or holder of 10% or more of Lamar Advertising's common stock (each of the foregoing, an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the issue date of the notes unless:

     - the terms of such Affiliate Transaction are fair and reasonable to Lamar Media or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by Lamar Media or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties;

     - in any Affiliate Transaction involving an amount or having a value in excess of $2 million Lamar Media has obtained a resolution of the board of directors approved by a majority of the members of the board of directors (and a majority of the disinterested members of the board of directors) certifying that such Affiliate Transaction complies with this "Limitation on Transactions with Affiliates" covenant; and

     - in any Affiliate Transaction (other than any transaction or series of related transactions between Lamar Media or any of the Restricted Subsidiaries and Interstate Highway Signs Corp. providing for the purchase of highway signage) with a value in excess of $10 million Lamar Media has obtained a written opinion that such Affiliate Transaction complies with this "Limitation on Transactions with Affiliates" from an independent investment banking firm of nationally recognized standing.

     The foregoing provisions will not apply to:

          (i) any Restricted Payment that is not prohibited by the provisions described under "Limitations on Restricted Payments",

          (ii) any transaction between Lamar Media and any of its Restricted Subsidiaries or between Restricted Subsidiaries, or

          (iii) the payment of reasonable and customary regular fees to directors of Lamar Media who are not employees of Lamar Media and any employment and consulting arrangements entered into by Lamar Media or any Restricted Subsidiary with their executives or consultants in the ordinary course of business.

 GUARANTEES OF CERTAIN INDEBTEDNESS

     Lamar Media will not permit any of the Restricted Subsidiaries (other than the guarantors) to:

          (a) incur, guarantee or secure through the granting of liens the payment of any indebtedness of Lamar Media or any other Restricted Subsidiary; or

          (b) pledge any intercompany notes representing obligations of any of the Restricted Subsidiaries to secure the payment of any indebtedness of Lamar Media,

in each case unless such Restricted Subsidiary, Lamar Media and the trustee execute and deliver a supplemental indenture evidencing such Restricted Subsidiary's guarantee under the indenture. Thereafter, such Restricted Subsidiary shall be a guarantor for all purposes of the indenture.

 LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

          (a) pay dividends or make any other distributions to Lamar Media or any Restricted Subsidiary on its capital stock;

          (b) pay any indebtedness owed to Lamar Media or any Restricted Subsidiary;

          (c) make loans or advances to Lamar Media or any Restricted
     Subsidiary;

          (d) transfer any of its properties or assets to Lamar Media or any Restricted Subsidiary;

          (e) grant liens or security interests on the assets of Lamar Media or the Restricted Subsidiaries in favor of the holders of the notes; or

          (f) guarantee the notes or any renewals or refinancings thereof,

except for Permitted Dividend Encumbrances.

 LIMITATION ON CERTAIN ASSET SALES

     Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, consummate a sale of assets or capital stock valued at over $5 million (except intercompany sales or sales of obsolete equipment) unless:

          (i) Lamar Media or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by Lamar Media's board of directors, and evidenced by a board resolution);

          (ii) not less than 75% of the consideration received by Lamar Media or such Restricted Subsidiary, as the case may be, is in the form of cash or cash equivalents (those equivalents allowed under "Temporary Cash Investments"); provided, however, that any liabilities of Lamar Media or any Restricted Subsidiaries that are assumed by the transferee of such assets and for which Lamar Media and its Restricted Subsidiaries are released, including any such indebtedness of a Restricted Subsidiary whose stock is purchased by the transferee and any notes or other securities received by Lamar Media or any such Restricted Subsidiary which are converted into cash within 180 days after such asset sale (to the extent of cash received) shall be deemed to be cash for purposes of this provision; provided further, however, that Lamar Media or such Restricted Subsidiary will not be required to comply with this clause (ii) with respect to a Permitted Asset Swap; and

          The proceeds from an asset sale received by Lamar Media or such Restricted Subsidiary must be applied as follows:

             (a) first, to the extent Lamar Media elects, or is required, to permanently prepay, repay or purchase existing senior indebtedness (or indebtedness incurred to finance the cost of any real or personal property not in excess of 100% of such cost plus related expenses ("Purchase Money Indebtedness") that ranks pari passu in right of payment with the notes solely to the extent that such asset sale involves property or assets securing such indebtedness pursuant to a lien granted pursuant to clause (v) of the definition of Permitted Liens) within 270 days following the receipt of the asset sale proceeds; provided, however, that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid;

             (b) second, to the extent of the balance of the proceeds after application as described above, to the extent Lamar Media elects, to an investment in assets (including capital stock or other securities purchased in connection with the acquisition of capital stock or property of another person) used or useful in businesses similar or ancillary to the business of Lamar Media and the Restricted Subsidiaries as conducted at the time of such asset sale; provided, however, that such investment occurs and such proceeds are so applied within 270 days following the receipt of such proceeds.

             If on the 270th day following the receipt of the proceeds from the sale, the proceeds that have not been applied under clauses (a) and (b) above or been the basis for an Excess Proceeds Offer, as defined below, (the "Available Asset Sale Proceeds") exceed $15 million, Lamar Media shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). Lamar Media may, at the time that it makes any such Excess Proceeds Offer, also offer to purchase, at
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        a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date, any indebtedness which ranks pari passu in right of payment to the notes. Notes and such pari passu indebtedness shall be purchased on a pro rata basis based on the aggregate principal amount of such notes and pari passu indebtedness then outstanding. If the aggregate principal amount of notes tendered pursuant to an Excess Proceeds Offer is less than the Available Asset Sale Proceeds, Lamar Media may use the unused proceeds for general corporate purposes. If the aggregate principal amount of pari passu indebtedness tendered is less than such pari passu indebtedness's pro rata share of such Available Asset Sale Proceeds, Lamar Media shall use such remaining Available Asset Sale Proceeds to purchase any notes validly tendered and not withdrawn pursuant to such Excess Proceeds Offer. If the aggregate principal amount of notes validly tendered and not withdrawn by holders thereof exceeds the Available Asset Sale Proceeds or to the extent Lamar Media elects to make an Excess Proceeds Offer for pari passu indebtedness, exceeds the notes' pro rata share of such Available Asset Sale Proceeds, then notes to be purchased will be selected on a pro rata basis. Upon completion of such Excess Proceeds Offer, the amount of Available Asset Sale Proceeds shall be reset to zero.

     If Lamar Media is required to make an Excess Proceeds Offer, Lamar Media shall mail, within 30 days following the date it was determined that an Excess Proceeds Offer must be made, a notice to the holders stating, among other things:

          (1) that such holders have the right to require Lamar Media to apply the Available Asset Sale Proceeds to repurchase such notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase;

          (2) the repurchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed;

          (3) the instructions, determined by Lamar Media, that each holder must follow in order to have such notes repurchased; and

          (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such notes.

  LIMITATION ON ISSUANCES AND SALES OF PREFERRED STOCK BY RESTRICTED
SUBSIDIARIES

     Lamar Media (a) will not permit any of its Restricted Subsidiaries to issue any preferred stock (other than to Lamar Media or a wholly-owned Restricted Subsidiary of Lamar Media or as permitted by the first paragraph of "Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries") and
(b) will not permit any person (other than Lamar Media or a wholly-owned Restricted Subsidiary of Lamar Media) to own any Preferred Stock of any Restricted Subsidiary of Lamar Media; provided, however, that this covenant shall not prohibit the issuance and sale of (x) all, but not less than all, of the issued and outstanding capital stock of any Restricted Subsidiary of Lamar Media owned by Lamar Media or any of its Restricted Subsidiaries in compliance with the other provisions of the indenture or (y) to the extent mandated by applicable law, directors' qualifying shares or investments by foreign nationals.

  BOARD ACTION

     Lamar Media will not take any action required by the indenture to be approved by its board of directors unless concurrently therewith or prior thereto the board of directors, or an authorized board committee thereof, of Lamar Advertising approves such action.

  PAYMENTS FOR CONSENT

     Neither Lamar Media nor any of its subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the
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notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  REPORTS TO HOLDERS

     So long as Lamar Media is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, it will continue to furnish the information required thereby to the Commission and to the holders of the notes. The indenture provides that even if Lamar Media is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, they will nonetheless continue to furnish such information to the Commission, holders of the notes and prospective holders of the notes.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, Lamar Media shall be obligated to make an offer to purchase (a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 60 nor less than 30 days following the occurrence of the Change of Control, all of the then outstanding notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company shall be required to purchase all notes properly tendered pursuant to the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date.

     In order to effect such Change of Control Offer, Lamar Media shall, not later than the 30th day after the occurrence of the Change of Control, mail to each holder of notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of notes must follow to accept the Change of Control Offer.

     The occurrence of the events constituting a Change of Control under the indenture will result in an event of default under the bank credit facility and, thereafter, the lenders will have the right to require repayment of the borrowings thereunder in full. Lamar Media's obligations under the bank credit facility will constitute Designated Senior Indebtedness and will represent obligations senior in right of payment to the notes. Consequently, the subordination provisions of the indenture will have the effect of precluding the purchase of the notes by Lamar Media in the event of a Change of Control, absent consent of the lenders under the bank credit facility or repayment of all amounts outstanding thereunder (although the failure by Lamar Media to comply with its obligations in the event of a Change of Control will constitute a default under the notes). There can be no assurance that Lamar Media will have adequate resources to repay or refinance all indebtedness owing under the bank credit facility or to fund the purchase of any notes upon a Change of Control.

     If Lamar Media or any Restricted Subsidiary has issued any outstanding indebtedness that is subordinated in right of payment to the notes or the guarantee of such Restricted Subsidiary, as the case may be, or Lamar Media or any Restricted Subsidiary has issued any preferred stock, and Lamar Media or such Restricted Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated indebtedness or preferred stock in the event of a change of control, Lamar Media or such Restricted Subsidiary shall not consummate any such offer or distribution with respect to such subordinated indebtedness or preferred stock until such time as Lamar Media shall have paid the Change of Control Purchase Price in full to the holders of notes that have accepted Lamar Media's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the notes. Lamar Media or any Restricted Subsidiary will not issue indebtedness that is subordinated in right of payment to the notes or the guarantee of such Restricted Subsidiary and Lamar Media will not issue preferred stock with change of control provisions requiring the payment of such indebtedness or preferred stock prior to the payment of the notes in the event of a Change of Control under the indenture.

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     In the event that a Change of Control occurs and the holders of notes exercise their right to require Lamar Media to purchase notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, Lamar Media will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     Lamar Media will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and Lamar Media will not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of Lamar Media or Lamar Media and its Restricted Subsidiaries, taken as a whole, to any other person or persons, unless at the time of and after giving effect thereto:

          (a) either (i) if the transaction or series of transactions is a merger or consolidation, Lamar Media shall be the surviving person of such merger or consolidation, or (ii) the person formed by such consolidation or into which Lamar Media or such Restricted Subsidiary is merged or to which the properties and assets of Lamar Media or such Restricted Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all the obligations of Lamar Media under the notes and the indenture, and, in each case, the indenture shall remain in full force and effect; and

          (b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no default or Event of Default shall have occurred and be continuing and Lamar Media or the surviving entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), could incur $1.00 of additional indebtedness pursuant to the first paragraph of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" above (assuming a market rate of interest with respect to such additional indebtedness).

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, Lamar Media shall deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, a certificate signed by two officers and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

EVENTS OF DEFAULT

     The following events are "Events of Default":

          (a) default in payment of any principal of, or premium, if any, on the notes (whether or not on account of payment blockage provisions as described in "-- Subordination" on page 56);

          (b) default for 30 days in payment of any interest on the notes;

          (c) default by Lamar Media or any guarantor in the observance or performance of any other covenant in the notes or the indenture for 45 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding;
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

          (d) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of indebtedness under which Lamar Media or any Restricted Subsidiary of Lamar Media then has outstanding indebtedness in excess of $10 million, individually or in the aggregate, and either (a) such indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such indebtedness;

          (e) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $10 million (not covered by insurance) shall be rendered against Lamar Media or any Restricted Subsidiary and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

          (f) certain events involving bankruptcy, insolvency or reorganization of Lamar Media or any Restricted Subsidiary.

     The trustee may withhold notice to the holders of the notes of any default (except in payment of principal or premium, if any, or interest on the notes) if the trustee considers it to be in the best interest of the holders of the notes to do so.

     If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare to be immediately due and payable the entire principal amount of all the notes then outstanding plus accrued interest to the date of acceleration and such amounts shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture; provided further, however, that so long as the bank credit facility shall be in full force and effect, if any Event of Default shall have occurred and be continuing (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization), the notes shall not become due and payable until the earlier to occur of (x) five business days following the delivery of a written notice of such acceleration of the notes to the agent under the bank credit facility and (y) the acceleration of any indebtedness under the bank credit facility. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the notes.

     The holders of a majority in principal amount of the notes then outstanding shall have the right to waive any existing default or compliance with any provision of the indenture or the notes and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder shall have previously given to the trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and offered reasonable indemnity to the trustee to institute such proceeding as a trustee, and unless the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted for payment on such note on or after the respective due dates expressed in such note.

DEFEASANCE AND COVENANT DEFEASANCE

     Lamar Media may elect either:

          (a) to defease and be discharged from any and all obligations with respect to the notes (except for the obligations to register the transfer or exchange of such notes, to replace temporary or
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     mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold monies for payment in trust) ("defeasance"); or

          (b) to be released from its obligations with respect to the notes under certain covenants contained in the indenture some of which are described above under "Covenants" ("covenant defeasance"), upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money and/or United States government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the indenture. Such a trust may only be established if, among other things, Lamar Media has delivered to the trustee an opinion of counsel (as specified in the indenture) (i) to the effect that neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and
(ii) describing either a private ruling concerning the notes or a published ruling of the Internal Revenue Service, to the effect that holders of the notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

     From time to time, Lamar Media, the guarantors and the trustee may, without the consent of holders of the notes, amend the indenture or the notes or supplement the indenture for certain specified purposes, including providing for uncertificated notes in addition to certificated notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not adversely affect the rights of any holder. Lamar Media, the guarantors and the trustee, with the consent of holders of at least a majority in principal amount of the outstanding notes, may modify or supplement the indenture or the notes, except that no such modification shall, without the consent of each holder affected thereby:

          (i) reduce the amount of notes whose holders must consent to an amendment, supplement, or waiver to the indenture or the notes;

          (ii) reduce the rate of or change the time for payment of interest on any note;

          (iii) reduce the principal of or premium on or change the stated maturity of any note;

          (iv) make any note payable in money other than that stated in the note;

          (v) change the amount or time of any payment required by the notes or reduce the premium payable upon any redemption of notes, or change the time before which no such redemption may be made;

          (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any note;

          (vii) amend, alter, change or modify the obligation of Lamar Media to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer or waive any default in the performance of any such offers or modify any of the provisions or definitions with respect to any such offers; or

          (viii) take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected thereby.

COMPLIANCE CERTIFICATE

     Lamar Media will deliver to the trustee on or before 90 days after the end of its fiscal year and on or before 45 days after the end of each of the first, second and third fiscal quarters in each year a certificate
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signed by two officers stating whether or not the signers know of any default or
Event of Default that has occurred. If they do, the certificate will describe the default or Event of Default and its status.

THE TRUSTEE

     The trustee under the indenture will be the registrar and paying agent with regard to the notes. Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Adjusted Net Assets" of a guarantor at any date shall mean the lesser of
(x) the amount by which the fair value of the property of such guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the guarantee of such guarantor at such date and
(y) the amount by which the present fair salable value of the assets of such guarantor at such date exceeds the amount that will be required to pay the probable liability of such guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such guarantor in respect of the obligations of such Subsidiary under the guarantee), excluding indebtedness in respect of the guarantee, as they become absolute and matured.

     "Capitalized Lease Obligations" means indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     "Change of Control" means the occurrence of any of the following events:

          (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 35% of the total voting power with respect to the total voting stock of Lamar Advertising; provided, however, that the Permitted Holders
     (i) "beneficially own" (as so defined) a lower percentage of such total voting power with respect to the voting stock than such other "person" or "group" and (ii) do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of Lamar Advertising;

          (b) Lamar Media or Lamar Advertising consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, Lamar Media or Lamar Advertising, as the case may be, in any such event pursuant to a transaction in which the outstanding voting stock of Lamar Media or Lamar Advertising, as the case may be, is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting stock of Lamar Media or Lamar Advertising, as the case may be, is converted into or exchanged for (1) voting stock (other than Disqualified Capital Stock) of the surviving or transferee corporation or
     (2) cash, securities and other property in an amount which could then be

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     paid by Lamar Media or Lamar Advertising, as the case may be, as a
     Restricted Payment under the indenture, or a combination thereof, and (ii) immediately after such transaction no "person" or group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50% of the total voting power with respect to the total voting stock of the surviving or transferee corporation;

          (c) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of Lamar Advertising (together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of Lamar Advertising was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Lamar Advertising then in office;

          (d) Lamar Media is liquidated or dissolved or adopts a plan of liquidation; or

          (e) at any time, Lamar Media ceases to be a direct or indirect wholly-owned subsidiary of Lamar Advertising.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for Lamar Media and its Restricted Subsidiaries on a consolidated basis (including, but not limited to, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of indebtedness (including a guarantee of principal, interest or any combination thereof) of any person, plus an amount equal to the product of (a) the aggregate dividends paid on Disqualified Capital Stock during such period and (b) a fraction, the numerator of which is one and the denominator of which is one minus Lamar Media's then effective combined tax rate, to the extent paid; provided, however, that "Consolidated Interest Expense" shall exclude the amortization of deferred financing fees.

     "Consolidated Net Income" means, for any period, the aggregate of the net income of Lamar Media and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

          (a) the net income of any person in which Lamar Media or any of its Restricted Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other person to be consolidated into the net income of Lamar Media in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to Lamar Media or such Restricted Subsidiary;

          (b) the net income of any Restricted Subsidiary that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the notes or the indenture or under the bank credit facility) shall be excluded to the extent of such restriction or limitation, except that to the extent that any such restriction or limitation results solely from covenant limitations under any SBA Indebtedness, there shall not be deducted that portion of such Restricted Subsidiary's Net Income which exceeds the outstanding aggregate principal amount of such SBA Indebtedness;

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          (c) (i) the net income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an asset sale by Lamar Media or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded; and

          (d) extraordinary gains and losses shall be excluded.

     "Consolidated Net Tangible Assets" means the book value of the assets of Lamar Media and its Restricted Subsidiaries (other than patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, permits, goodwill and other intangible assets classified as such in accordance with GAAP) after all applicable deductions in accordance with GAAP (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization) less all liabilities of Lamar Media and its Restricted Subsidiaries determined in accordance with GAAP.

     "Designated Senior Indebtedness," as to Lamar Media or any guarantor, as the case may be, means any senior indebtedness (a) under or in respect of the bank credit facility, or (b) which at the time of determination exceeds $10 million in aggregate principal amount (or accreted value in the case of indebtedness issued at a discount) outstanding or available under a committed facility, and (i) which is specifically designated in the instrument evidencing such senior indebtedness as "Designated Senior Indebtedness" and (ii) as to which the trustee has been given written notice of such designation.

     "Disqualified Capital Stock" means any capital stock of Lamar Media or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the notes, for cash or securities constituting indebtedness.

     "Interest Rate Agreement" means, for any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means:

          (i) directly or indirectly, any advance (other than a deposit of funds in connection with an acquisition provided that either such acquisition is consummated by or through a Restricted Subsidiary or such deposit is returned to the person that made it), account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any person; and

          (ii) any Permitted Unrestricted Subsidiary Obligation to the extent it is guaranteed by Lamar Media or a Restricted Subsidiary or otherwise is recourse to or obligates Lamar Media or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof ("Guaranteed Permitted Unrestricted Subsidiary Obligations").

Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     "Junior Security" means any securities of Lamar Media or any other person that are (i) equity securities without special covenants or (ii) subordinated in right of payment to all senior indebtedness of Lamar Media or any guarantor, as the case may be, to substantially the same extent as, or to a greater

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extent than, the notes are subordinated as provided in the indenture, in any event issued pursuant to a court order so providing and as to which:

          (a) the rate of interest on such securities shall not exceed the effective rate of interest on the notes on the date of the indenture;

          (b) such securities shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the notes on the date of the indenture; and

          (c) such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the senior indebtedness of Lamar Media or guarantor, as the case may be (as modified by the plan of reorganization or readjustment pursuant to which such securities are issued).

     "Leverage Ratio" means the ratio of (i) the sum of (x) the aggregate outstanding amount of indebtedness of Lamar Media and the Restricted Subsidiaries and (y) except to the extent included in the previous clause (x), the aggregate liquidation preference of any preferred stock of Lamar Media's Restricted Subsidiaries as of the date of determination on a consolidated basis in accordance with GAAP to (ii) Lamar Media's EBITDA for the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of determination for which financial statements are available. For purposes of this definition, Lamar Media's "EBITDA" shall be calculated on a pro forma basis after giving effect to any asset sales or asset acquisitions (including, without limitation, any asset acquisition giving rise to the need to make such calculation as a result of Lamar Media or one of the Restricted Subsidiaries (including any person who becomes a Restricted Subsidiary as a result of such asset acquisition) incurring, assuming or otherwise becoming liable for indebtedness and the application of asset sale proceeds) at any time on or subsequent to the first day of the Four Quarter Period and on or prior to the date of determination, as if such asset sale or asset acquisition (including any EBITDA associated with such asset acquisition and including any pro forma expense and cost reductions determined in accordance with Article 11 of Regulation S-X relating to such asset acquisition) occurred on the first day of the Four Quarter Period.

     "Permitted Asset Swap" means the exchange, in the ordinary course of the outdoor advertising business, of any interest of Lamar Media or any of the Restricted Subsidiaries in any advertising display or displays for a similar interest in an advertising display or displays of a person other than Lamar Media or such Restricted Subsidiary; provided, however, that the aggregate fair market value (as determined in good faith by the board of directors of Lamar Media) of the advertising display or displays being transferred by Lamar Media or such Restricted Subsidiary is not greater than the aggregate fair market value (as determined in good faith by the board of directors of Lamar Media) of the advertising display or displays received by Lamar Media or such Restricted Subsidiary in such exchange.

     "Permitted Dividend Encumbrances" means encumbrances or restrictions:

          (a) existing on the issue date of the notes;

          (b) arising by reason of indebtedness of any Restricted Subsidiary existing at the time such person became a Restricted Subsidiary; provided, however, that such encumbrances or restrictions were not created in anticipation of such person becoming a Restricted Subsidiary and are not applicable to Lamar Media or any of the other Restricted Subsidiaries;

          (c) arising under indebtedness incurred under the bank credit facility;

          (d) arising under Refinancing Indebtedness; provided, however, that the terms and conditions of any such restrictions are no less favorable to the holders of notes than those under the indebtedness being refinanced;

          (e) customary provisions restricting the assignment of any contract or interest of Lamar Media or any Restricted Subsidiary;

          (f) existing under an agreement relating to SBA Indebtedness;
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          (g) existing under an agreement relating to any Permitted Lien referred to in clause (v) of the definition of Permitted Liens; provided, however, that such encumbrance or restriction only relates to the assets or property subject to such Permitted Lien and having an aggregate fair market value equal to the indebtedness secured thereby;

          (h) imposed by applicable law;

          (i) imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the capital stock or of any assets of a Restricted Subsidiary, provided, however, such encumbrances and restrictions apply solely to such capital stock or assets of such Restricted Subsidiary which are the subject of such binding agreement;

          (j) on cash or other deposits or net worth imposed pursuant to customer contracts entered into in the ordinary course of business; and

          (k) arising under indebtedness (other than indebtedness described in clauses (b), (c), (d) or (f) above) permitted to be incurred pursuant to the indenture; provided, however, that the terms and conditions of any such encumbrances or restrictions are no more restrictive than the terms and conditions of any encumbrances or restrictions arising under the notes.

     "Permitted Holders" means (x) any of Charles Switzer, Charles W. Lamar, III, Kevin P. Reilly, Sr., members of their immediate families or any lineal descendant of any of the foregoing and the immediate families of any such lineal descendant, (y) any trust or partnership, to the extent it is for the benefit of any of the foregoing or (z) any person, entity or group of persons controlled by any of the foregoing.

     "Permitted Investments" means, for any person, Investments made on or after the date of the indenture consisting of:

          (a) Investments by Lamar Media or by a Restricted Subsidiary in Lamar Media or a Restricted Subsidiary which is a guarantor;

          (b) Temporary Cash Investments;

          (c) Investments by Lamar Media or by a Restricted Subsidiary in a person, if as a result of such Investment (i) such person becomes a Restricted Subsidiary which is a guarantor or (ii) such person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Lamar Media or a Restricted Subsidiary which is a guarantor; and

          (d) an Investment that is made by Lamar Media or a Restricted Subsidiary in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to Lamar Media or such Restricted Subsidiary solely as partial consideration for the consummation of an asset sale that is otherwise permitted under the covenant described under "Limitation on Certain Asset Sales."

     "Permitted Liens" means:

          (i) liens existing on the issue date of the notes;

          (ii) liens on property or assets of, or any shares of stock of, or interests in, or secured debt of, any person existing at the time such person becomes a Restricted Subsidiary or at the time such Person is merged into Lamar Media or any of the Restricted Subsidiaries; provided, however, that such liens are not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary or merging into Lamar Media or any of the Restricted Subsidiaries;

          (iii) liens securing Refinancing Indebtedness; provided, however, that any such lien does not extend to or cover any property, shares or debt other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

          (iv) liens in favor of Lamar Media or any of the Restricted Subsidiaries;

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          (v) liens to secure Purchase Money Indebtedness that is otherwise permitted under the indenture; provided, however, that any such lien is created solely for the purpose of securing such Purchase Money Indebtedness and does not extend to or cover any property other than such item of property and any improvements on such item;

          (vi) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like liens arising in the ordinary course of business which do not secure any indebtedness and secure obligations with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

          (vii) liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings;

          (viii) liens securing Capitalized Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided, however, that any such lien does not extend to any property other than that subject to the underlying lease;

          (ix) liens securing senior indebtedness of Lamar Media and the guarantors;

          (x) Permitted Dividend Encumbrances; and

          (xi) liens securing indebtedness in an aggregate principal amount not to exceed $1 million outstanding at any time.

     "Refinancing Indebtedness" means indebtedness that refunds, refinances or extends any indebtedness of Lamar Media or the Restricted Subsidiaries outstanding on the issue date of the notes or other Indebtedness permitted to be incurred by Lamar Media or the Restricted Subsidiaries pursuant to the terms of the indenture (other than pursuant to clauses (i), (iv), (v), (vi) and (vii) of the definition of Permitted Indebtedness), but only to the extent that:

          (i) the Refinancing Indebtedness is subordinated to the notes to at least the same extent as the indebtedness being refunded, refinanced or extended;

          (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the indebtedness being refunded, refinanced or extended, or
     (b) after the maturity date of the notes;

          (iii) the portion of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the notes;

          (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the indebtedness being refunded, refinanced or extended, (b) the amount of any premium required to be paid in connection with such refunding, refinancing or extension pursuant to the terms of such indebtedness or the amount of any premium reasonably determined by the Board of Directors of Lamar Media as necessary to accomplish such refunding, refinancing or extension by means of a tender offer or privately negotiated purchase and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and

          (v) such Refinancing Indebtedness is incurred by the same person that initially incurred the indebtedness being refunded, refinanced or extended, except that Lamar Media may incur Refinancing Indebtedness to refund, refinance or extend indebtedness of any wholly-owned Restricted Subsidiary.

     "Restricted Payment" means any of the following:

          (i) the declaration or payment of any dividend or any other distribution or payment on capital stock of Lamar Media or any Restricted Subsidiary or any payment made to the direct or indirect
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     holders (in their capacities as such) of capital stock of Lamar Media or any Restricted Subsidiary (other than (x) dividends or distributions payable solely in capital stock (other than Disqualified Stock) or in options, warrants or other rights to purchase capital stock (other than Disqualified Stock), and (y) in the case of Restricted Subsidiaries of Lamar Media, dividends or distributions payable to Lamar Media or to a wholly-owned Restricted Subsidiary);

          (ii) the purchase, redemption or other acquisition or retirement for value of any capital stock of Lamar Media or any of the Restricted Subsidiaries (other than capital stock owned by Lamar Media or a wholly-owned Restricted Subsidiary);

          (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any indebtedness which is subordinated or pari passu in right of payment to the notes;

          (iv) the making of any Investment or guarantee of any Investment in any person other than a Permitted Investment;

          (v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary to the extent set forth in the definition of Unrestricted Subsidiary; and

          (vi) forgiveness of any indebtedness of an affiliate of Lamar Media (other than a wholly-owned Restricted Subsidiary) to Lamar Media or a Restricted Subsidiary.

For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     "Restricted Subsidiary" means a subsidiary of Lamar Media other than an Unrestricted Subsidiary and includes all of the subsidiaries of Lamar Media existing as of the issue date of the notes (other than Missouri Logos, a Partnership). The board of directors of Lamar Media may designate any Unrestricted Subsidiary or any person that is to become a subsidiary of Lamar Media as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired indebtedness as having been incurred at the time of such action), Lamar Media could have incurred at least $1.00 of additional indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant and no Default or Event of Default shall have occurred and be continuing.

     "SBA Indebtedness" means indebtedness incurred pursuant to the United States Small Business Administration Disaster Relief Loan program or any similar loan program; provided, however, that such indebtedness shall at all times be prepayable without penalty at the option of the obligor.

     "Temporary Cash Investments" or "cash equivalents" mean:

          (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase;

          (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase; or

          (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and (ii).

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     "Unrestricted Subsidiary" means (a) any subsidiary of an Unrestricted
Subsidiary and (b) any subsidiary of Lamar Media which is classified after the issue date of the notes as an Unrestricted Subsidiary by a resolution adopted by the board of directors of Lamar Media, but only so long as:

          (i) no portion of the indebtedness or any other obligation (contingent or otherwise) of such Unrestricted Subsidiary (other than obligations in respect of performance and surety bonds and in respect of reimbursement obligations for undrawn letters of credit supporting insurance arrangements and performance and surety bonds, each incurred in the ordinary course of business and not as part of a financing transaction (collectively, "Permitted Unrestricted Subsidiary Obligations")) (A) is guaranteed by Lamar Media or any Restricted Subsidiary, (B) is recourse to or obligates Lamar Media or any Restricted Subsidiary of Lamar Media, directly or indirectly, contingently or otherwise, to satisfaction thereof;

          (ii) such Unrestricted Subsidiary has no indebtedness or any other obligation (other than Permitted Unrestricted Subsidiary Obligations) that, if in default in any respect (including a payment default), would permit (upon notice, lapse of time or both) any holder of any other indebtedness of Lamar Media or its Restricted Subsidiaries to declare a default on such other indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (iii) no Default or Event of Default shall have occurred and be continuing.

Any designation of a subsidiary as an Unrestricted Subsidiary shall be deemed a Restricted Payment in an amount equal to the fair market value of such subsidiary (as determined in good faith by the board of directors of Lamar Media) and any such designation shall be permitted only if it complies with the provisions of "Limitation on Restricted Payments." The trustee shall be given prompt notice by Lamar Media of each resolution adopted by the board of directors of Lamar Media under this provision, together with a copy of each such resolution adopted.

                EXCHANGE OFFER AND REGISTRATION RIGHTS AGREEMENT

     We and our subsidiary guarantors entered into a registration rights agreement with the initial purchasers of the original notes on their issuance date. In that agreement, we agreed for the benefit of the holders of the original notes that we would use our reasonable best efforts to file with the Commission and cause to become effective a registration statement, of which this prospectus is a part, relating to an offer to exchange the original notes for the exchange notes.

     When the Commission declares the exchange offer registration statement effective, we will offer the exchange notes in return for the original notes. The exchange offer will remain open for at least 20 business days after the date we mail notice of the exchange offer to noteholders. For each note surrendered to us under the exchange offer, the noteholder will receive an exchange note of equal principal amount. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the notes or, if no interest has been paid on the notes, from the closing date.

     If applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer, we will use our reasonable best efforts to cause to become effective a shelf registration statement relating to resales of the original notes and to keep that shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each noteholder copies of the prospectus that is a part of the shelf registration statement, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the notes. A noteholder that sells notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations).
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

     If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before the date that is 160 days after the closing date (the "Target Registration Date"), the annual interest rate borne by the notes will be increased by (i) 0.25% per annum for the first 90-day period immediately following the Target Registration Date and
(ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until the exchange offer is completed or the shelf registration statement is declared effective, up to a maximum of 1.00% per annum of additional interest.

     If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided, that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and be subject to all the terms and conditions specified in the indenture, including transfer restrictions.

     This preceding is a summary of the material provisions of the registration rights agreement, a copy of which is available from us upon request.

                      BOOK-ENTRY SETTLEMENT AND CLEARANCE

THE GLOBAL NOTES

     The exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes.

     Upon issuance, the global notes will be deposited with the trustee as custodian for The Depository Trust Company ("DTC"), as the depository, and registered in the name of Cede & Co., as nominee of DTC.

     Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

     - upon deposit of the global notes with DTC's custodian, DTC will credit portions of the principal amount of the global notes to the accounts of the DTC participants designated by the initial purchasers; and

     - ownership of beneficial interests in the global notes will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

     Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below in the "-- Certificated Notes" section.

BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

     All interests in the global notes will be subject to the operations and procedures of DTC, which are summarized below. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a "banking organization" within the meaning of the New York State Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the Uniform Commercial Code; and

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

     - a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

     So long as DTC's nominee is the registered owner of the global notes, that nominee will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global notes:

     - will not be entitled to have notes represented by the global notes registered in their names;

     - will not receive or be entitled to receive physical, certificated notes; and

     - will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

     As a result, each investor who owns a beneficial interest in the global notes must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

     Investors who are not "United States persons", as defined under the Securities Act, who purchased original notes in reliance on Regulation S hold their interests in the original notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream are direct participants in the DTC system. We understand that Euroclear and Clearstream each maintains records of the beneficial interests of their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer among their respective account holders.

     Payments of principal, premium (if any) and interest with respect to the exchange notes represented by the global notes will be made by the trustee to DTC's nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in the global notes, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

     Payments by participants and indirect participants in DTC to the owners of beneficial interests in the global notes will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

     Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC's settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

     Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositories for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream,

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as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositories that are acting for Euroclear or Clearstream.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

     Although DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems, they are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the exchange notes only if:

     - DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

     - DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

     - we, at our option, notify the trustee that we elect to cause the issuance of certificated notes; or

     - certain other events provided in the indenture should occur.

                    MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax consequences of the exchange of original notes for exchange notes and of the ownership and disposition of the exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

     This summary applies only to persons who hold the original notes and the exchange notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes). This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or that may be relevant to holders subject to special tax rules (such as banks, thrifts, and other financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, financial asset securitization investment trusts, dealers in securities or currencies, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar, or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the law of any state, local, foreign or other taxing jurisdiction.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR SITUATION, OF THE EXCHANGE OF THE ORIGINAL NOTES FOR THE EXCHANGE NOTES AND THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS ANY CONSEQUENCES ARISING UNDER UNITED STATES FEDERAL ESTATE AND GIFT TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

     As used this summary, the term "U.S. holder" means a beneficial owner of a note that is for United States federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

     - an estate, the income of which is subject to United States federal income tax regardless of its source; or

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

     As used in this summary, the term "non-U.S. holder" means a beneficial owner of a note that is not a U.S. holder.

TAX CONSEQUENCES TO U.S. HOLDERS

  EXCHANGE OFFER

     The exchange of the original notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes. Accordingly,

     - holders will not recognize taxable gain or loss as a result of the exchange;

     - the adjusted tax basis of an exchange note immediately after the exchange will be the same as the adjusted tax basis of the original note exchanged therefor immediately before the exchange; and

     - the holding period of the exchange note will include the holding period of the original note.

Further, market discount or bond premium (as discussed below) applicable to the original notes will carry over to the exchange notes.

  STATED INTEREST PAYMENTS ON THE EXCHANGE NOTES

     Stated interest payments on the exchange notes will generally be taxable as ordinary interest income at the time the interest accrues or is received in accordance with a holder's regular method of accounting for federal income tax purposes.

MARKET DISCOUNT

     If a holder acquires an exchange note (or purchased an original note which such holder exchanges for an exchange note) for an amount that is less than its stated principal amount, the difference will be treated as "market discount" (unless such difference is less than a statutorily defined de minimis amount), and the exchange note will be subject to the market discount rules. The holder of an exchange note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that such gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

     - on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date such holder acquired the note up to (and including) the note's maturity date, or

     - if the holder so elects, on a constant interest rate method.

     The holder of an exchange note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (IRS). If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount thereon as it is included in income.

     A holder who does not elect to include the market discount on an exchange note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry such note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the holder so elects, a subsequent taxable year in which sufficient interest income exists with respect to the exchange note.

  AMORTIZABLE BOND PREMIUM

     If a holder purchases an exchange note (or purchased an original note which such holder exchanges for an exchange note) for an amount in excess of its stated principal amount, such holder may elect to treat the excess as "amortizable bond premium," in which case the amount required to be included in the holder's income each year with respect to stated interest on such note will be reduced by the amount of amortizable bond premium allocable (based on the yield to maturity of the note) to such year. Any election to amortize bond premium will apply to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

 SALE, EXCHANGE OR RETIREMENT OF EXCHANGE NOTES

     A holder of an exchange note will recognize gain or loss upon the sale, redemption, retirement or other disposition of the note equal to the difference between:

     - the amount of cash and the fair market value of any property received (except to the extent attributable to accrued interest) and

     - the holder's adjusted tax basis in the note.

     A holder's adjusted tax basis in an exchange note generally will equal such holder's initial investment in the original note or the exchange note, increased by any accrued market discount previously included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any amortized bond premium. If a holder disposes of an exchange note between interest payment dates, a portion of the amount received represents interest accrued to the date of disposition and must be reported as ordinary interest income, and not as proceeds from the disposition, in accordance with the holder's regular method of accounting for federal income tax purposes.

Subject to the market discount rules discussed above, any gain or loss recognized by a holder on the disposition of an exchange note generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period is more than one year. Under current law, holders who are individuals generally are taxed on long-term capital gains at a maximum marginal rate of 20%; corporate holders are taxed on long-term capital gains at a maximum marginal rate of 35%. The deductibility of capital losses is subject to limitations.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company," and such holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

 EXCHANGE OFFER

     The exchange of the original notes for the exchange notes in the exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes.

 INTEREST PAYMENTS ON THE EXCHANGE NOTES

     Subject to the discussion below concerning effectively connected income and backup withholding, the 30% United States federal withholding tax will not apply to any payment of interest on the exchange notes provided that:

     - the holder does not own actually or constructively 10% or more of the total combined voting power of Lamar Media;

     - the holder is not a controlled foreign corporation related to Lamar Media through actual or constructive stock ownership;

     - the holder is not a bank whose receipt of interest on the exchange notes is described in Section 881(c)(3)(A) of the Internal Revenue Code; and

     - either

      - the holder provides the holder's name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalty of perjury that the holder is not a United States person, or

      - a financial institution holding the notes on the holder's behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable U.S. Treasury regulations.

Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

     If a holder cannot satisfy the requirements described above, payments of interest (including original issue discount) made to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder's conduct of a trade or business in the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder) and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). A holder must provide an IRS Form W-8ECI (or a suitable substitute form) in order to claim that the interest payments are exempt from the withholding tax because they are effectively connected with the holder's conduct of a trade or business in the United States.

     A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

 SALE, EXCHANGE OR RETIREMENT OF THE EXCHANGE NOTES

     Subject to the discussion below concerning effectively connected income and backup withholding, a holder will not be subject to U.S. federal income tax on any gain (including gain attributable to market discount) realized on the sale, exchange or retirement of an exchange note unless the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the exchange note and other conditions are satisfied.

 EFFECTIVELY CONNECTED INCOME

     If a holder is engaged in a trade or business in the United States and the holder's investment in an exchange note is effectively connected with such trade or business, the holder will be exempt from the 30% withholding tax on interest (provided a certification requirement, generally on IRS Form W-8ECI, is met) and will instead generally be subject to regular U.S. federal income tax on a net income basis on any interest and gain with respect to the exchange notes in the same manner as if the holder were a U.S. Holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder's earnings and profits for the taxable year that are effectively connected with the holder's conduct of a trade or business in the United States. If the holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

 INFORMATION REPORTING AND BACKUP WITHHOLDING

     Interest and principal payments on, and proceeds received from the sale of, an exchange note generally will be reported to U.S. holders, other than certain exempt recipients, such as corporations, on Internal Revenue Service Form 1099. In addition, a backup withholding tax may apply to those amounts if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or fails to report interest or dividends required to be shown on the holder's federal income tax returns.

     In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the exchange notes if such holder has provided the statement described above under "-- United States Federal Income Tax Consequences to Non-U.S. Holders -- Interest Payments on the Exchange Notes" and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. In addition, a non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale of an exchange note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or such holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

     Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder's federal income tax liability, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Based on interpretations by the staff of the Division of Corporation Finance of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for original notes generally may be offered for resale, resold or otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 if the exchange notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in a distribution of such exchange notes. We did not, and do not intend to, request an interpretation from the SEC with respect to resales of the exchange notes, and we cannot be sure that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the resale of the exchange notes as it did in those interpretative letters to third-parties. Broker-dealers receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes.

     Any holder that is an "affiliate" of ours or a broker-dealer that acquired original notes directly from us or that otherwise cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the original notes and will not be permitted or entitled to exchange original notes in the exchange offer.

     Based on the position taken by the staff of the Division of Corporation Finance of the SEC in the no-action letters referred to above, we believe that broker-dealers who acquired original notes for their own accounts, as a result of market-making activities or other trading activities, may fulfill their prospectus delivery requirements with respect to the exchange notes received upon exchange of such original notes (other than original notes which represent an unsold allotment from the original sale of the original notes) with a prospectus meeting the requirements of the Securities Act of 1933, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such exchange notes. Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired as a result of market-making activities or other trading activities. However, a broker-dealer who intends to use this prospectus in connection with the resale of exchange notes received in exchange for original notes pursuant to this exchange offer, must notify us or cause us to be notified, on or prior to the expiration of this exchange offer, that it is a broker-dealer. Such notice may be given in the space provided for in the letter of transmittal or may be delivered to the exchange agent. Further, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. We have agreed that, for a period of 180 days after the exchange offer has been completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. The 180-day period may be suspended (to be offset by a commensurate extension) in the event of a possible acquisition, business combination or other transaction involving us or if it becomes necessary for us to amend or supplement such prospectus. If we suspend use of the prospectus, we may require broker-dealers to discontinue the sale or other disposition of the exchange notes for a period of not more than 20 days in any 12-month period.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The initial purchaser and its respective affiliates perform various commercial banking and investment banking services for us on a regular basis.

                                 LEGAL MATTERS

     The validity of the exchange notes offered hereby will be passed upon for us by Palmer & Dodge LLP, Boston, Massachusetts. Palmer & Dodge LLP will deliver an opinion stating that the notes and the guarantees will be binding obligations of Lamar Media and the guarantors, respectively. In rendering its opinion, Palmer & Dodge LLP will rely on the opinion of Cahill Gordon & Reindel with respect to matters of New York law and on the opinion of Kean, Miller, Hawthorne, D'Armond, McCowan & Jorman, L.L.P. with respect to certain matters pertaining to the subsidiary guarantors.

                                    EXPERTS

     The consolidated financial statements of Lamar Advertising Company and subsidiaries and Lamar Media Corp. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 have been included in this registration statement in reliance upon the reports of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the 2002 consolidated financial statements refer to the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001 and the full adoption of SFAS No. 142 on January 1, 2002.

                             AVAILABLE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available on the SEC's website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our parent's website at http://www.lamar.com. This website is not part of this prospectus.

     We have filed a registration statement on Form S-4, of which this prospectus is a part, with the SEC relating to the exchange notes to be issued in the exchange offer. For further information on us, the notes and the exchange offer, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated December 23, 2002 entered into with Wachovia Bank of Delaware, National Association, as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have incorporated by reference into the registration statement.

     You should rely only on the information provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2002:
Lamar Advertising Company and Subsidiaries
Independent auditors' report................................  F-2
Consolidated balance sheets as of December 31, 2002 and
  2001......................................................  F-3
Consolidated statements of operations for the years ended
  December 31, 2002, 2001 and 2000..........................  F-4
Consolidated statements of stockholders' equity for the
  years ended December 31, 2002, 2001 and 2000..............  F-5
Consolidated statements of cash flows for the years ended
  December 31, 2002, 2001 and 2000..........................  F-6
Notes to consolidated financial statements..................  F-7
Schedule 2 -- Valuation and Qualifying Accounts years ended
  December 31, 2002, 2001 and 2000..........................  F-28
Lamar Media Corp. and Subsidiaries
Independent auditors' report................................  F-29
Consolidated balance sheets as of December 31, 2002 and
  2001......................................................  F-30
Consolidated statements of operations for the years ended
  December 31, 2002, 2001 and 2000..........................  F-31
Consolidated statements of stockholder's equity for the
  years ended December 31, 2002, 2001 and 2000..............  F-32
Consolidated statements of cash flows for the years ended
  December 31, 2002, 2001 and 2000..........................  F-33
Notes to consolidated financial statements..................  F-34
Schedule 2 -- Valuation and Qualifying Accounts years ended
  December 31, 2002, 2001 and 2000..........................  F-40

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Lamar Advertising Company:

     We have audited the accompanying consolidated balance sheets of Lamar Advertising Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lamar Advertising Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1(d) to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The provisions of SFAS No. 142 were fully adopted on January 1, 2002.

/s/ KPMG LLP

KPMG LLP
New Orleans, Louisiana
February 5, 2003, except as to Note 8 which is as of March 7, 2003

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   15,610     $   12,885
  Cash on deposit for debt extinguishment (note 8)..........      266,657             --
  Receivables, net of allowance for doubtful accounts of
    $4,914 in 2002 and 2001.................................       92,382         95,135
  Prepaid expenses..........................................       30,091         27,176
  Deferred income tax asset.................................        6,428          5,945
  Other current assets......................................        7,315          8,019
                                                               ----------     ----------
Total current assets........................................      418,483        149,160
                                                               ----------     ----------
Property, plant and equipment (note 4)......................    1,850,657      1,777,399
  Less accumulated depreciation and amortization............     (566,889)      (451,686)
                                                               ----------     ----------
Net property, plant and equipment...........................    1,283,768      1,325,713
                                                               ----------     ----------
Goodwill (note 5)...........................................    1,178,428      1,134,760
Intangible assets (note 5)..................................      988,953      1,044,715
Other assets................................................       18,474         17,304
                                                               ----------     ----------
Total assets................................................   $3,888,106     $3,671,652
                                                               ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................   $   10,051     $   10,048
  Current maturities of long-term debt (note 8).............        4,687         66,559
  Current maturities related to debt extinguishment (note
    8)......................................................      255,000             --
  Accrued expenses (note 7).................................       38,881         33,674
  Deferred income...........................................       13,942         11,618
                                                               ----------     ----------
Total current liabilities...................................      322,561        121,899
Long-term debt (note 8).....................................    1,734,746      1,745,026
Deferred income taxes (note 9)..............................      114,260        124,782
Other liabilities...........................................        7,366          7,724
                                                               ----------     ----------
Total liabilities...........................................    2,178,933      1,999,431
                                                               ----------     ----------
Stockholders' equity (note 11):
  Series AA preferred stock, par value $.001, $63.80
    cumulative dividends, authorized 5,720 shares; 5,719
    shares issued and outstanding at 2002 and 2001..........           --             --
  Class A preferred stock, par value $638, $63.80 cumulative dividends, 10,000 shares authorized, 0 shares issued and
    outstanding at 2002 and 2001............................           --             --
  Class A common stock, par value $.001, 175,000,000 shares
    authorized, 85,077,038 and 82,899,800 shares issued and
    outstanding at 2002 and 2001, respectively..............           85             83
  Class B common stock, par value $.001, 37,500,000 shares
    authorized, 16,417,073 and 16,611,835 shares issued and
    outstanding at 2002 and 2001, respectively..............           16             17
  Additional paid-in capital................................    2,036,709      1,963,065
  Accumulated deficit.......................................     (327,637)      (290,944)
                                                               ----------     ----------
Stockholders' equity........................................    1,709,173      1,672,221
                                                               ----------     ----------
Total liabilities and stockholders' equity..................   $3,888,106     $3,671,652
                                                               ==========     ==========

          See accompanying notes to consolidated financial statements.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------------
                                                            2002              2001             2000
                                                       ---------------   --------------   --------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenues:........................................   $    775,682      $   729,050      $   687,319
                                                        ------------      -----------      -----------
Operating expenses:
  Direct advertising expenses........................        274,772          251,483          217,465
  General and administrative expenses................        167,182          151,048          138,072
  Depreciation and amortization......................        277,893          355,529          318,096
  Gain on disposition of assets......................           (336)            (923)            (986)
                                                        ------------      -----------      -----------
                                                             719,511          757,137          672,647
                                                        ------------      -----------      -----------
  Operating income (loss)............................         56,171          (28,087)          14,672
Other expense (income):
  Loss on early extinguishment of debt...............          5,850               --               --
  Interest income....................................           (929)            (640)          (1,715)
  Interest expense...................................        107,272          126,861          147,607
                                                        ------------      -----------      -----------
                                                             112,193          126,221          145,892
                                                        ------------      -----------      -----------
Loss before income taxes.............................        (56,022)        (154,308)        (131,220)
Income tax benefit (note 9)..........................        (19,694)         (45,674)         (37,115)
                                                        ------------      -----------      -----------
Net loss.............................................        (36,328)        (108,634)         (94,105)
Preferred stock dividends............................            365              365              365
                                                        ------------      -----------      -----------
Net loss applicable to common stock..................   $    (36,693)     $  (108,999)     $   (94,470)
                                                        ============      ===========      ===========
Net loss per common share -- basic and diluted.......   $      (0.36)     $     (1.11)     $     (1.04)
                                                        ============      ===========      ===========
Weighted average common shares outstanding...........    101,089,215       98,566,949       91,164,884
Incremental common shares from dilutive stock
  options............................................             --               --               --
Incremental common shares from convertible debt......             --               --               --
                                                        ------------      -----------      -----------
Weighted average common shares assuming dilution.....    101,089,215       98,566,949       91,164,884
                                                        ============      ===========      ===========

          See accompanying notes to consolidated financial statements.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                   SERIES AA    CLASS A    CLASS A   CLASS B   ADDITIONAL
                                   PREFERRED   PREFERRED   COMMON    COMMON     PAID-IN     ACCUMULATED
                                     STOCK       STOCK      STOCK     STOCK     CAPITAL       DEFICIT       TOTAL
                                   ---------   ---------   -------   -------   ----------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE, DECEMBER 31, 1999.......    $  --         --        71         17     1,478,916      (87,475)     1,391,529
  Issuance of 4,238,416 shares of
    common stock in
    acquisitions.................       --         --         4         --       185,599           --        185,603
  Exercise of stock options......       --         --        --         --         7,471           --          7,471
  Conversion of 449,997 shares of
    Class B common stock to
    Class A common stock.........       --         --        --         --            --           --             --
  Issuance of 37,510 shares of
    common stock through employee
    purchase plan................       --         --        --         --         1,261           --          1,261
  Issuance of 4,500,000 shares of
    common stock for cash........       --         --         5         --       198,056           --        198,061
  Net loss.......................       --         --        --         --            --      (94,105)       (94,105)
  Dividends ($63.80 per preferred
    share).......................       --         --        --         --            --         (365)          (365)
                                     -----       ----        --        ---     ---------     --------     ----------
BALANCE, DECEMBER 31, 2000.......    $  --         --        80         17     1,871,303     (181,945)     1,689,455
  Issuance of 725,000 shares of
    common stock in
    acquisitions.................       --         --         1         --        28,999           --         29,000
  Exercise of stock options......       --         --         1         --        12,941           --         12,942
  Conversion of 388,165 shares of
    Class B common stock to
    Class A common stock.........       --         --        --         --            --           --             --
  Issuance of 59,599 shares of
    common stock through employee
    purchase plan................       --         --        --         --         1,823           --          1,823
  Issuance of 1,200,000 shares of
    common stock for cash........       --         --         1         --        47,999           --         48,000
  Net loss.......................       --         --        --         --            --     (108,634)      (108,634)
  Dividends ($63.80 per preferred
    share).......................       --         --        --         --            --         (365)          (365)
                                     -----       ----        --        ---     ---------     --------     ----------
BALANCE, DECEMBER 31, 2001.......    $  --         --        83         17     1,963,065     (290,944)     1,672,221
  Issuance of 1,405,464 shares of
    common stock in
    acquisitions.................       --         --         1         --        56,099           --         56,100
  Exercise of stock options......       --         --        --         --        15,722           --         15,722
  Conversion of 194,762 shares of
    Class B common stock to
    Class A common stock.........       --         --         1         (1)           --           --             --
  Issuance of 61,424 shares of
    common stock through employee
    purchase plan................       --         --        --         --         1,823           --          1,823
  Net loss.......................       --         --        --         --            --      (36,328)       (36,328)
  Dividends ($63.80 per preferred
    share).......................       --         --        --         --            --         (365)          (365)
                                     -----       ----        --        ---     ---------     --------     ----------
BALANCE, DECEMBER 31, 2002.......    $  --         --        85         16     2,036,709     (327,637)     1,709,173
                                     =====       ====        ==        ===     =========     ========     ==========

          See accompanying notes to consolidated financial statements.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2002        2001        2000
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $ (36,328)  $(108,634)  $ (94,105)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation and amortization...........................    277,893     355,529     318,096
    Gain on disposition of assets...........................       (336)       (923)       (986)
    Loss on debt extinguishment.............................      2,424          --          --
    Deferred income tax benefit.............................    (15,584)    (46,387)    (36,974)
    Provision for doubtful accounts.........................      9,036       7,794       5,991
  Changes in operating assets and liabilities:
    (Increase) decrease in:
      Receivables...........................................     (4,359)     (9,413)    (13,232)
      Prepaid expenses......................................     (2,533)     (1,321)     (1,371)
      Other assets..........................................      1,704       2,192         349
    Increase (decrease) in:
      Trade accounts payable................................          3         131      (1,574)
      Accrued expenses......................................      3,551      (8,287)      2,175
      Deferred income.......................................      2,051        (173)       (964)
      Other liabilities.....................................       (505)        124         196
                                                              ---------   ---------   ---------
         Net cash provided by operating activities..........    237,017     190,632     177,601
                                                              ---------   ---------   ---------
Cash flows from investing activities:
  Capital expenditures......................................    (78,390)    (85,320)    (78,304)
  Purchase of new markets...................................    (79,135)   (302,067)   (360,118)
  Increase in notes receivable..............................     (1,650)         --          --
  Proceeds from sale of property and equipment..............      3,412       4,916       2,827
                                                              ---------   ---------   ---------
         Net cash used in investing activities..............   (155,763)   (382,471)   (435,595)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
  Net proceeds from issuance of common stock................     13,976      60,368     205,098
  Proceeds from issuance of long-term debt..................    256,360          --          --
  Deposits for debt extinguishment..........................   (266,657)         --          --
  Principle payments on long-term debt......................   (140,700)    (67,046)     (5,330)
  Debt issuance costs.......................................     (1,183)       (573)     (1,470)
  Increase in notes payable.................................         40          --          --
  Net borrowing under credit agreements.....................     60,000     140,000     124,000
  Dividends.................................................       (365)       (365)       (365)
                                                              ---------   ---------   ---------
         Net cash (used in) provided by financing
           activities.......................................    (78,529)    132,384     321,933
                                                              ---------   ---------   ---------
         Net increase (decrease) in cash and cash
           equivalents......................................      2,725     (59,455)     63,939
  Cash and cash equivalents at beginning of period..........     12,885      72,340       8,401
                                                              ---------   ---------   ---------
  Cash and cash equivalents at end of period................  $  15,610   $  12,885   $  72,340
                                                              =========   =========   =========
Supplemental disclosures of cash flow information:
  Cash paid for interest....................................  $ 104,722   $ 128,434   $ 147,875
                                                              =========   =========   =========
  Cash paid for state and federal income taxes..............  $     745   $   1,189   $   1,936
                                                              =========   =========   =========

          See accompanying notes to consolidated financial statements.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SIGNIFICANT ACCOUNTING POLICIES

 (a) NATURE OF BUSINESS

     Lamar Advertising Company (the Company) is engaged in the outdoor advertising business operating approximately 146,000 outdoor advertising displays in 44 states. The Company's operating strategy is to be the leading provider of outdoor advertising services in the markets it serves.

     In addition, the Company operates a logo sign business in 21 states throughout the United States and in one province of Canada. Logo signs are erected pursuant to state-awarded service contracts on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. Included in the Company's logo sign business are tourism signing contracts.

 (b) PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include Lamar Advertising Company, its wholly-owned subsidiary, Lamar Media Corp. (Lamar Media), and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

 (c) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets.

 (d) GOODWILL AND INTANGIBLE ASSETS

     Goodwill represents the excess of costs over fair value of assets of businesses acquired in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", which was adopted for all business combinations consummated after June 30, 2001 as well as certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". The Company fully adopted the provisions of SFAS No. 142, as of January 1, 2002. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. The fair value of each reporting unit exceeded its carrying amount at adoption on January 1, 2002 and at its annual impairment test date on December 31, 2002 and the Company was not required to recognize an impairment loss.

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES future operating cash flows of the acquired operation before interest expense. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

     Intangible assets, consisting primarily of site locations, customer lists and contracts, and non-competition agreements are amortized using the straight-line method over the assets estimated useful lives, generally from 5 to 15 years.

     Debt issuance costs are deferred and amortized over the terms of the related credit facilities using the interest method.

 (e) IMPAIRMENT OF LONG-LIVED ASSETS

     SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset before interest expense. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

 (f) DEFERRED INCOME

     Deferred income consists principally of advertising revenue received in advance and gains resulting from the sale of certain assets to related parties. Deferred advertising revenue is recognized in income as services are provided over the term of the contract. Deferred gains are recognized in income in the consolidated financial statements at the time the assets are sold to an unrelated party or otherwise disposed of.

 (g) REVENUE RECOGNITION

     The Company recognizes revenue, net of agency commissions, if any, on an accrual basis ratably over the term of the contracts, as services are provided.

     The Company engages in barter transactions where the Company trades advertising space for goods and services. The Company recognizes revenues and expenses from barter transactions at fair value which is determined based on the Company's own historical practice of receiving cash for similar advertising

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES space from buyers unrelated to the party in the barter transaction. The amount of revenue and expense recognized for advertising barter transactions is as follows:

                                                              2002    2001    2000
                                                              -----   -----   -----
Net revenues................................................  3,677   1,315   1,453
Direct advertising expenses.................................    691     500     390
General and administrative expenses.........................  2,557     208     386

 (h) INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (i) EARNINGS PER SHARE

     Earnings per share are computed in accordance with SFAS No. 128, "Earnings Per Share". The calculation of basic earnings per share excludes any dilutive effect of stock options and convertible debt, while diluted earnings per share includes the dilutive effect of stock options and convertible debt. The number of potentially dilutive shares excluded from the calculation because of their anti-dilutive effect are 6,762,452 and 6,834,065 and 6,807,708 for the years ended December 31, 2002, 2001 and 2000, respectively.

 (j) STOCK OPTION PLAN

     The Company accounts for its stock option plan under the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 has been applied. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                                        2002       2001        2000
                                                      --------   ---------   --------
  Net loss applicable to common stock, as
     reported.......................................  $(36,693)   (108,999)   (94,470)
  Deduct: Total stock-based employee compensation
     expense determined under fair value based
     method for all awards, net of related tax
     effects........................................    (6,614)    (16,552)    (6,407)
                                                      --------   ---------   --------
  Proforma net loss applicable to common stock......  $(43,307)   (125,551)  (100,877)
                                                      ========   =========   ========

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                                                              2002    2001    2000
                                                              -----   -----   -----
Net loss per common share - as reported (basic and
  diluted)..................................................  (0.36)  (1.11)  (1.04)
                                                              =====   =====   =====
Net loss per common share - pro forma (basic and diluted)...  (0.43)  (1.27)  (1.11)
                                                              =====   =====   =====

 (k) CASH AND CASH EQUIVALENTS

     The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

 (l) RECLASSIFICATION OF PRIOR YEAR AMOUNTS

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net loss.

 (m) USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) ACQUISITIONS

 YEAR ENDED DECEMBER 31, 2002

     On January 1, 2002, the Company purchased the stock of Delite Outdoor of Ohio Holdings, Inc. for $38,000. The purchase price consisted of 963,488 shares of Lamar Advertising Class A common stock.

     On January 8, 2002, the Company purchased the assets of MC Partners for a cash purchase price of approximately $15,313.

     On May 31, 2002, the Company purchased the assets of American Outdoor Advertising, Inc. for $15,725. The purchase price consisted of 349,376 shares of Lamar Advertising Class A common stock, as well as approximately $725 in cash.

     During the year ended December 31, 2002, the Company completed 72 additional acquisitions of outdoor advertising assets for a cash purchase price of approximately $63,161 and the issuance of 92,600 shares of Lamar Advertising Class A common stock valued at $3,100.

     Each of these acquisitions was accounted for under the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of operations of each acquired entity from the date of acquisition. The acquisition costs have been allocated to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. The following is a summary of the preliminary allocation of the acquisition costs in the above transactions.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

                                           DELITE
                                         OUTDOOR OF
                                            OHIO         MC
                                          HOLDINGS    PARTNERS   AMERICAN   OTHER    TOTAL
                                         ----------   --------   --------   ------   ------
Current Assets.........................       961        245        725        790    2,721
Property, Plant & Equipment............     9,807      2,563      8,388     12,449   33,207
Goodwill...............................    12,704      5,523         --     25,441   43,668
Site Locations.........................    17,430      7,310      5,356     25,498   55,594
Non-competition agreements.............       102        330         --        172      604
Customer lists and contracts...........     4,108      1,723      1,256      5,546   12,633
Other Assets...........................        --         --         --         29       29
Current Liabilities....................     1,602         40         --        640    2,282
Long-term Liabilities..................     5,510      2,341         --      3,025   10,876

     The aggregate amortization expense related to the 2002 acquisitions for the year ended December 31, 2002 was approximately $4,303. The following is a summary of the estimated amortization expense for these acquisitions for the next five years:


Year ended December 31, 2003................................  $5,490
Year ended December 31, 2004................................  $5,490
Year ended December 31, 2005................................  $5,484
Year ended December 31, 2006................................  $5,484
Year ended December 31, 2007................................  $5,475

     Total acquired intangible assets for the year ended December 31, 2002 was $112,499, of which $43,668 was assigned to goodwill which is not subject to amortization. The remaining $68,831 of acquired intangible assets have a weighted average useful life of approximately 13 years. The intangible assets include customer lists of $12,633 (7 year weighted average useful life), site locations of $55,594 (15 year weighted average useful life), and non-competition agreements of $604 (9 year weighted average useful life). Approximately $32,900 of the $43,668 of goodwill is expected to be fully deductible for tax purposes.

     The following unaudited pro forma financial information for the Company gives effect to the 2002 and 2001 acquisitions as if they had occurred on January 1, 2001. These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on such date or to project the Company's results of operations for any future period.

                                                                2002       2001
                                                              --------   --------
Net revenues................................................  $778,745    756,224
                                                              ========   ========
Net loss applicable to common stock.........................   (37,344)  (113,506)
                                                              ========   ========
Net loss per common share (basic and diluted)...............  $  (0.37)     (1.13)
                                                              ========   ========

 YEAR ENDED DECEMBER 31, 2001

     On January 1, 2001, the Company purchased the assets of two outdoor advertising companies, American Outdoor Advertising, LLC and Appalachian Outdoor Advertising Co., Inc. for a total cash purchase price of approximately $31,500 and $20,000, respectively.

     On February 1, 2001, the Company purchased all of the outstanding common stock of Bowlin Outdoor Advertising and Travel Centers, Inc. for a total purchase price of approximately $45,650. The

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES purchase price consisted of approximately $16,650 cash and the issuance of 725,000 shares of Lamar Advertising Company Class A common stock valued at $29,000.

     On April 1, 2001, the Company purchased all of the outstanding common stock of DeLite Outdoor Advertising, LLC and DeLite Outdoor Advertising, Inc. for a cash purchase price of approximately $43,000.

     On April 1, 2001, the Company purchased certain assets of PNE Media, LLC for a cash purchase price of approximately $21,000.

     On August 2, 2001, the Company purchased the assets of Capital Outdoor, Inc. for a cash purchase price of approximately $30,000.

     During the year ended December 31, 2001, the Company completed 101 additional acquisitions of outdoor advertising and transit assets for an aggregate cash purchase price of approximately $138,750.

     Each of these acquisitions were accounted for under the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of operations of each acquired entity from the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. The following is a summary of the allocation of the purchase price in the above transactions.

                           AMERICAN   APPALACHIAN   BOWLIN              DELITE
                           OUTDOOR      OUTDOOR     OUTDOOR    PNE    GROUP, INC.   CAPITAL   OTHER     TOTAL
                           --------   -----------   -------   -----   -----------   -------   ------   -------
Current Assets...........  $   557         325       1,699      180      1,159         197     2,139     6,256
Property, Plant &
  Equipment..............    1,185       5,822      30,171    4,879     10,864       5,761    34,567    93,249
Goodwill.................   18,662       2,666       2,731    4,500     20,033      12,530    50,674   111,796
Site Locations...........    8,993       9,316      19,333    9,180     15,728       9,476    43,812   115,838
Customer Lists and
  Contracts..............    2,119       2,196       4,557    2,164      3,707       2,233    12,311    29,287
Non-Competition
  Agreements.............       20          --       1,380       --         --          --     1,211     2,611
Other Assets.............       --          --          --       --         --          --       700       700
Current Liabilities......       --         325         563       --        543          87     1,127     2,645
Long-term Liabilities....       --          --      13,663       --      7,968          --     5,537    27,168

 YEAR ENDED DECEMBER 31, 2000

     On January 14, 2000, the Company purchased all of the outstanding common stock of Aztec Group, Inc. for a purchase price of approximately $34,485. The purchase price consisted of approximately $5,259 cash and the issuance of 481,481 shares of Lamar Advertising Company Class A common stock valued at approximately $29,226.

     On March 31, 2000, the Company purchased the assets of an outdoor company in the Company's Northeast Region for a cash purchase price of approximately $33,605.

     Effective May 1, 2000, the Company purchased all of the outstanding common stock of Outdoor West, Inc. for a total cash purchase price of approximately $39,287.

     On May 24, 2000, the Company purchased all of the outstanding common stock of Advantage Outdoor Company, Inc. for a cash purchase price of approximately $76,764 and the issuance of 2,300,000 shares of Lamar's Class A common stock valued at approximately $92,805.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     On July 1, 2000, the Company purchased the stock of Tyler Media Group, Inc. for a purchase price of approximately $30,937. The purchase price consisted of approximately $4,478 cash and the issuance of 611,764 shares of Lamar Advertising Company Class A common stock valued at approximately $26,459.

     On July 21, 2000, the Company purchased the assets of Root Outdoor Advertising, Inc. for a total cash purchase price of approximately $41,059.

     During the year ended December 31, 2000, the Company completed 97 additional acquisitions of outdoor advertising assets for a total purchase price of approximately $187,416. The purchase price included the issuance of 845,171 shares of Lamar Advertising Company Class A common stock valued at approximately $37,113.

     Each of these acquisitions were accounted for under the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of operations of each acquired entity from the date of acquisition. The acquisition costs have been allocated to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. The following is a summary of the preliminary allocation of the acquisition costs in the above transactions.

                              AZTEC       NORTHEAST    OUTDOOR   ADVANTAGE   TYLER MEDIA   ROOT OUTDOOR
                           GROUP, INC.   REGION ACQ.    WEST      OUTDOOR    GROUP, INC.    ADV., INC.    OTHER     TOTAL
                           -----------   -----------   -------   ---------   -----------   ------------   ------   -------
Current Assets...........    $   500          480       1,131      3,256          378          1,632       2,497     9,874
Property, Plant &
  Equipment..............      8,279        2,604       9,187     65,534       16,241          9,098      56,583   167,526
Goodwill.................     21,879       16,804      21,297     78,846       12,876          8,266      81,303   241,271
Site Locations...........      8,518       11,396      13,937     46,274        9,001         18,688      42,872   150,686
Customer Lists and
  Contracts..............      2,008        2,686       3,285     10,828        2,122          4,404      16,971    42,304
Non-Competition
  Agreements.............         --           20          --      1,340           --             --       1,267     2,627
Current Liabilities......        827          385         675      4,456           --          1,029       1,550     8,922
Long-term Liabilities....      5,872           --       8,875     32,053        9,681             --      12,527    69,008

(3) NONCASH FINANCING AND INVESTING ACTIVITIES

     A summary of significant noncash financing and investing activities for the years ended December 31, 2002, 2001 and 2000 follows:

                                                            2002      2001     2000
                                                           -------   ------   -------
Issuance of Class A common stock in acquisitions.........  $56,100   29,000   185,603
Debt issuance costs......................................    3,640       --        --

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

(4) PROPERTY, PLANT AND EQUIPMENT

     Major categories of property, plant and equipment at December 31, 2002 and 2001 are as follows:

                                                  ESTIMATED LIFE
                                                     (YEARS)          2002        2001
                                                  --------------   ----------   ---------
Land............................................      --           $   67,241      60,775
Building and improvements.......................   10 - 39             58,883      53,602
Advertising structures..........................      15            1,652,189   1,594,142
Automotive and other equipment..................    3 - 7              72,344      68,880
                                                                   ----------   ---------
                                                                   $1,850,657   1,777,399
                                                                   ==========   =========

(5) GOODWILL AND OTHER INTANGIBLE ASSETS

     The following is a summary of intangible assets at December 31, 2002 and December 31, 2001.

                                                       2002                            2001
                               ESTIMATED   -----------------------------   -----------------------------
                                 LIFE      GROSS CARRYING   ACCUMULATED    GROSS CARRYING   ACCUMULATED
                                (YEARS)        AMOUNT       AMORTIZATION       AMOUNT       AMORTIZATION
                               ---------   --------------   ------------   --------------   ------------
Amortizable Intangible
  Assets:
  Debt issuance costs and
    fees.....................   7 - 10       $   52,202       $ 27,533       $   47,379       $ 19,048
  Customer lists and
    contracts................   7 - 10          371,787        196,084          359,154        145,180
  Non-competition
    agreements...............   3 - 15           57,023         39,458           56,419         31,841
  Site locations.............       15          937,773        177,016          882,180        115,314
  Other......................   5 - 15           15,997          5,738           15,270          4,304
                                             ----------       --------       ----------       --------
                                              1,434,782        445,829        1,360,402        315,687
Unamortizable Intangible
  Assets:
  Goodwill...................                $1,432,063       $253,635       $1,388,395       $253,635

     The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:


Balance as of December 31, 2001.............................   $1,388,395
Goodwill acquired during the year...........................       43,668
Impairment losses...........................................           --
                                                               ----------
Balance as of December 31, 2002.............................   $1,432,063
                                                               ==========

     In accordance with SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments. If an intangible asset is identified as having an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Impairment of an intangible asset is measured as the excess of carrying value over the fair value. Based upon the Company's review, no impairment charge was required upon the adoption of SFAS No. 142 or at its annual test for impairment on December 31, 2002.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     The following table illustrates the effect of the adoption of SFAS No. 142 on prior periods and its effect on the Company's earnings per share:

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2002       2001        2000
                                                      --------   ---------   --------
Reported net loss applicable to common stock........  $(36,693)  $(108,999)  $(94,470)
Add: goodwill amortization, net of tax..............        --      70,463     60,752
                                                      --------   ---------   --------
Adjusted net loss applicable to common stock........  $(36,693)  $ (38,536)  $(33,718)
                                                      ========   =========   ========
Earnings per common share -- basic and diluted
Reported net loss per common share..................  $  (0.36)  $   (1.11)  $  (1.04)
Add: goodwill amortization per share, net of tax....        --        0.72       0.67
                                                      --------   ---------   --------
Adjusted net loss per common share..................  $  (0.36)  $   (0.39)  $  (0.37)
                                                      ========   =========   ========

(6) LEASES

     The Company is party to various operating leases for production facilities and sites upon which advertising structures are built. The leases expire at various dates, generally during the next five years, and have varying options to renew and to cancel. The following is a summary of minimum annual rental payments required under those operating leases that have original or remaining lease terms in excess of one year as of December 31:

2003........................................................  $103,025
2004........................................................    89,847
2005........................................................    78,432
2006........................................................    67,749
2007........................................................    59,420
Thereafter..................................................   384,560

     Rental expense related to the Company's operating leases was $136,013, $124,734 and $105,661 for the years ended December 31, 2002, 2001 and 2000, respectively.

(7) ACCRUED EXPENSES

     The following is a summary of accrued expenses at December 31, 2002 and 2001:

                                                               2002      2001
                                                              -------   ------
Payroll.....................................................  $ 7,686    4,982
Interest....................................................   13,020   15,571
Insurance benefits..........................................    8,297    6,802
Other.......................................................    9,878    6,319
                                                              -------   ------
                                                              $38,881   33,674
                                                              =======   ======

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

(8) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 2002 and 2001:

                                                                 2002        2001
                                                              ----------   ---------
9 5/8% Senior subordinated notes (1996 Notes)...............  $  255,000     255,000
8 5/8% Senior subordinated notes (1997 Notes)...............     199,230     199,104
Bank Credit Agreement.......................................     975,500     978,500
5 1/4% Convertible notes....................................     287,500     287,500
9 1/4% Senior subordinated notes............................          --      74,073
8% Unsecured subordinated notes.............................       7,333       9,333
7 1/4% Senior subordinated notes............................     260,000          --
Other notes with various rates and terms....................       9,870       8,075
                                                              ----------   ---------
                                                               1,994,433   1,811,585
Less current maturities.....................................    (259,687)    (66,559)
                                                              ----------   ---------
Long-term debt, excluding current maturities................  $1,734,746   1,745,026
                                                              ==========   =========

     Long-term debt matures as follows:

2003........................................................  $  259,687
2004........................................................       4,336
2005........................................................      56,545
2006........................................................     356,124
2007........................................................     281,978
Later years.................................................   1,035,763

     In November 1996, the Company issued $255,000 in principal amount of 9 5/8% Senior Subordinated Notes due 2006 (the 1996 Notes), with interest payable semi-annually on June 1 and December 1 of each year. The 1996 Notes are senior subordinated unsecured obligations of the Company and are subordinated in right of payment to all senior indebtedness of the Company, pari passu with the 1997 Notes (as defined below), and are senior to all existing and future subordinated indebtedness of the Company.

     In September 1997, the Company issued $200,000 in principal amount of 8 5/8% Senior Subordinated Notes due 2007 (the 1997 Notes) with interest payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998. The 1997 Notes were issued at a discount for $198,676. The Company is using the effective interest method to recognize the discount over the life of the 1997 Notes. The 1997 Notes are senior subordinated unsecured obligations of the Company, subordinated in right of payment to all senior indebtedness of the Company, pari passu with the 1996 Notes and are senior to all existing and future subordinated indebtedness of the Company.

     The 1996 and 1997 Notes are redeemable at the Company's option at any time on or after December 31, 2001 and September 15, 2002, respectively, at redemption prices specified by the indentures, and are required to be repurchased earlier in the event of a change of control of the Company. The indentures covering the 1996 and 1997 Notes include certain restrictive covenants which limit the Company's ability to incur additional debt, pay dividends and make other restricted payments, consummate certain transactions and other matters.

     On August 10, 1999, Lamar Advertising Company, completed an offering of $287,500 5 1/4% Convertible Notes due 2006. The net proceeds of approximately $279,594 of the convertible notes were used to pay down existing bank debt. The Notes are convertible, into shares of Lamar Advertising Company Class A common stock at any time prior to their maturity or redemption by Lamar Advertising Company. The conversion rate is 21.6216 shares per $1 in principle amount of notes.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     On October 25, 2002, Lamar Media Corp. redeemed all of the outstanding
9 1/4% Senior Subordinated Notes due 2007 in aggregate principle amount of $74,073 for a redemption price equal to 104.625% of the principle amount thereof plus accrued interest to the redemption date of approximately $1,300. In the fourth quarter of 2002, the Company recorded $5,850 as an expense related to the prepayment of those notes. In accordance with SFAS No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", the extinguishment of this debt has not been reflected in the Statement of Operations as an extraordinary item.

     On December 23, 2002, Lamar Media Corp. completed an offering of $260,000
7 1/4% Senior Subordinated Notes due 2013. These notes are unsecured senior subordinated obligations and will be subordinated to all of Lamar Media's existing and future senior debt, rank equally with all of Lamar Media's existing and future senior subordinated debt and rank senior to any future subordinated debt of Lamar Media. The net proceeds from the issuance and sale of these notes, together with additional cash, was used to redeem all of the outstanding $255,000 principal amount of Lamar Media's 9 5/8% Senior Subordinated Notes due 2006 on January 22, 2003 at a redemption price equal to 103.208% of the aggregate principal amount thereof plus accrued interest to the redemption date of approximately $3,500 for a total redemption price of approximately $266,657. The Company will record a loss on the extinguishment of debt of $6,816 in the first quarter of 2003.

     The Company's obligations with respect to its publicly issued notes are not guaranteed by the Company's direct or indirect wholly-owned subsidiaries. Certain obligations of the Company's wholly-owned subsidiary, Lamar Media Corp. are guaranteed by its subsidiaries.

     Lamar Media Corp.'s existing bank credit facility, for which JPMorgan Chase Bank serves as administrative agent, consists of (1) a $350,000 revolving bank credit facility, (2) a $650,000 term facility with two tranches, a $450,000 Term A facility and a $200,000 Term B facility, and (3) a $750,000 incremental facility of which $450,000 has been funded in four tranches, a $20,000 Series A-1 facility, a $130,000 Series A-2 facility, a $100,000 B-1 facility, and a $200,000 Series C facility.

     Beginning on March 31, 2002, the amount available for borrowing under the then existing revolving bank credit facility began to be reduced quarterly in annual increments of 10%, 10%, 30% and 35% of the original commitment with a final payment of 15% on March 31, 2006. The Term A loans, the Term B loans and the Series A-1, A-2 and B-1 began amortizing on September 30, 2001. The Series C loans would have begun amortizing on March 31, 2003. The revolving bank credit facility under our new bank credit facility, effective as of March 7, 2003, is not subject to commitment reduction.

     On March 7, 2003, the Company's wholly owned subsidiary Lamar Media replaced its existing bank credit facility. The new bank credit facility, for which JPMorgan Chase Bank acts as administrative agent, is comprised of a $225,000 revolving bank credit facility and $975,000 term facility with two tranches, a $300,000 Tranche A term facility and a $675,000 Tranche B term facility. The new bank credit facility also includes a $500,000 incremental facility, which permits Lamar Media to request that its lenders enter into commitments to make additional terms loans to it, up to a maximum aggregate amount of $500,000. The lenders have no obligation to make additional term loans to Lamar Media under the incremental facility, but may enter into such commitments in their sole discretion. The new credit agreement modified the repayment terms to extend the maturities of the debt. The balance sheet as of December 31, 2002 has been adjusted to reflect the terms of the new credit agreement.

     Availability of the line under the Revolving Credit Facility terminates on June 30, 2009. As of December 31, 2002 and March 7, 2003, the Company had no balance outstanding under the revolving line of credit.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     The new Term Facility amortizes quarterly in the following quarterly amounts:

                                                              TRANCHE A   TRANCHE B
                                                              ---------   ---------
March 31, 2005 -- December 31, 2005.........................   $11,250    $1,687.5
March 31, 2006 -- December 31, 2006.........................    15,000     1,687.5
March 31, 2007 -- December 31, 2008.........................    18,750     1,687.5
March 31, 2009 -- June 30, 2009.............................    22,500     1,687.5
September 30, 2009 -- December 31, 2009.....................        --     1,687.5
March 31, 2010 -- June 30, 2010.............................        --     320,625

     Revolving credit loans may be requested under the Revolving Credit Facility at any time prior to maturity. The loans bear interest, at the Company's option, at the LIBOR Rate or JPMorgan Chase Prime Rate plus applicable margins, such margins being set from time to time based on the Company's ratio of debt to trailing twelve month EBITDA, as defined in the agreement. The terms of the indenture relating to Lamar Advertising's outstanding notes, Lamar Media's bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, the ability of Lamar Advertising and Lamar Media to:

     - dispose of assets;

     - incur or repay debt;

     - create liens;

     - make investments; and

     - pay dividends.

     Lamar Media's ability to make distributions to Lamar Advertising is also restricted under the terms of these agreements. Under Lamar Media's credit facility the Company must maintain specified financial ratios and levels including:

     - interest coverage;

     - fixed charges ratios;

     - senior debt ratios; and

     - total debt ratios.

     Lamar Advertising and Lamar Media were in compliance with all of the terms of all of the indentures and the bank credit agreement during the periods presented.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

(9) INCOME TAXES

     Income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000, consists of:

                                                          CURRENT   DEFERRED    TOTAL
                                                          -------   --------   -------
Year ended December 31, 2002:
  U.S. federal..........................................  $(5,068)  (12,951)   (18,019)
  State and local.......................................      869    (3,084)    (2,215)
  Foreign...............................................       89       451        540
                                                          -------   -------    -------
                                                          $(4,110)  (15,584)   (19,694)
                                                          =======   =======    =======
Year ended December 31, 2001:
  U.S. federal..........................................  $    --   (37,102)   (37,102)
  State and local.......................................      713    (8,834)    (8,121)
  Foreign...............................................       --      (451)      (451)
                                                          -------   -------    -------
                                                          $   713   (46,387)   (45,674)
                                                          =======   =======    =======
Year ended December 31, 2000:
  U.S. federal..........................................  $    --   (29,864)   (29,864)
  State and local.......................................     (141)   (7,110)    (7,251)
                                                          -------   -------    -------
                                                          $  (141)  (36,974)   (37,115)
                                                          =======   =======    =======

     Income tax benefit attributable to continuing operations for the years ended December 31, 2002, 2001 and 2000, differs from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes as follows:

                                                           2002      2001      2000
                                                         --------   -------   -------
Computed expected tax benefit..........................  $(19,048)  (52,465)  (44,615)
Increase (reduction) in income taxes resulting from:
  Book expenses not deductible for tax purposes........       689       590       754
  Amortization of non-deductible goodwill..............       (26)   13,546    11,926
  State and local income taxes, net of federal income
     tax benefit.......................................    (1,490)   (5,360)   (4,786)
  Other differences, net...............................       181    (1,985)     (394)
                                                         --------   -------   -------
                                                         $(19,694)  (45,674)  (37,115)
                                                         ========   =======   =======

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

                                                                2002        2001
                                                              ---------   --------
Current deferred tax assets:
  Receivables, principally due to allowance for doubtful
     accounts...............................................  $   1,916      1,916
  Accrued liabilities not deducted for tax purposes.........      2,142      1,578
  Net operating loss carryforward...........................         --        451
  Other.....................................................      2,370      2,000
                                                              ---------   --------
  Net current deferred tax asset............................      6,428      5,945
                                                              =========   ========
Non-current deferred tax liabilities:
  Plant and equipment, principally due to differences in
     depreciation...........................................  $ (10,821)    (3,550)
  Intangibles, due to differences in amortizable lives......   (243,971)  (245,790)
                                                              ---------   --------
                                                               (254,792)  (249,340)
Non-current deferred tax assets:
  Plant and equipment, due to basis differences on
     acquisitions...........................................     47,492     57,349
  Plant and equipment, due to basis differences on
     acquisitions and costs capitalized for tax purposes....      4,288      4,305
  Investment in affiliates and plant and equipment, due to
     gains recognized for tax purposes and deferred for
     financial reporting purposes...........................        941        941
  Accrued liabilities not deducted for tax purposes.........      3,062      2,861
  Net operating loss carryforward...........................     84,119     58,078
  Minimum tax credit........................................         --        331
  Other, net................................................        630        693
                                                              ---------   --------
     Non-current deferred tax assets........................    140,532    124,558
                                                              ---------   --------
Net non-current deferred tax liability......................  $(114,260)  (124,782)
                                                              =========   ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

     Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(10) RELATED PARTY TRANSACTIONS

     Affiliates, as used within these statements, are persons or entities that are affiliated with Lamar Advertising Company or its subsidiaries through common ownership and directorate control.

     In October 1995 and in March 1996, the Company repurchased 3.6% and 12.9%, respectively, of its then outstanding Class A common stock (1,220,500 and 3,617,884 shares, respectively) from certain of its

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES existing stockholders, directors and employees for an aggregate purchase price of approximately $4,000. The term of the March 1996 repurchase entitled the selling stockholders to receive additional consideration from the Company in the event that the Company consummated a public offering of its Class A common stock at a higher price within 24 months of the repurchase. In satisfaction of that obligation, upon completion of the Company's initial public offering the Company paid the selling stockholders an aggregate of $5,000 in cash from the proceeds and issued them $20,000 aggregate principal amount of ten year subordinated notes. As of December 31, 2002 and 2001 the outstanding balance of the ten year subordinated notes was $7,333 and $9,333, respectively. The Company's current executive officers do not hold any of the ten year subordinated notes described above. Interest expense during the years ended December 31, 2002, 2001 and 2000 related to the ten year subordinated notes and the Company's debentures that were paid off during the year ended December 31, 2001, was $673, $855 and $1,080, respectively.

     Prior to 1996, the Company entered into various related party transactions for the purchase and sale of advertising structures whereby any resulting gains were deferred at that date. As of December 31, 2002 and 2001, the deferred gains related to these transactions were $1,001 and are included in deferred income on the balance sheets. No gains related to these transactions have been realized in the Statement of Operations for the years ended December 31, 2002, 2001 and 2000.

     In addition, the Company had receivables from employees of $400 and $494 at December 31, 2002 and 2001, respectively. These receivables are primarily relocation loans for employees. The Company does not have any receivables from its current executive officers.

     The Company purchased approximately $1,236, $1,842 and $2,407 of highway signs and transit bus shelters from Interstate Highway Signs Corp., (IHS) which represented approximately 12%, 13% and 15% of total capitalized expenditures for its logo sign and transit advertising businesses during the years ended December 31, 2002, 2001 and 2000, respectively. The Company does not use IHS exclusively for its highway sign and transit bus shelter purchases. IHS is a wholly-owned subsidiary of Sign Acquisition Corp. Kevin P. Reilly, Jr. has voting control over a majority of the outstanding shares of Sign Acquisition Corp. through a voting trust.

     Effective July 1, 1996, the Lamar Texas Limited Partnership, one of the Company's subsidiaries, and Reilly Consulting Company, L.L.C., which Kevin P. Reilly, Sr. controls, entered into a consulting agreement. This consulting agreement has a ten year term and provides for a $120 annual consulting fee. The agreement contains a non-disclosure provision and a non-competition restriction which extends for two years beyond the termination agreement.

     The Company also has a lease arrangement with Reilly Enterprises, LLC, which Kevin P. Reilly Sr. controls for the use of an airplane. The Company pays a monthly fee plus expenses which entitles the Company to 6.67 hours of flight time, with any unused portion carried over into the next succeeding month. Total fees paid under this arrangement for fiscal 2002, 2001 and 2000 were approximately $75, $42 and $46, respectively.

     As of December 31, 2002, the Company had a receivable of $920 for premiums paid on split-dollar life insurance arrangements for Kevin P. Reilly, Sr. that were entered into in 1990 and 1995 as a component of his compensation as its Chief Executive Officer and his continuing retirement benefits thereafter. In accordance with the terms of the arrangements, the Company will recover all of the cumulative premiums paid by it upon the termination, surrender or cancellation of the policies or upon the death of the insured.

     Kevin P. Reilly, Sr. is the father of Kevin P. Reilly, Jr., the Company's President, Chief Executive Officer and Director, and Sean E. Reilly, Chief Operating Officer and also one of the Company's directors.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     The Company has made two loans to Live Oak Living Centers, LLC. One loan was for $61 at an interest rate of 7.5% and the second loan was for $112 at an interest rate of 6%. Kevin P. Reilly, Jr., the Company's President, Chief Executive Officer and Director, has a 15% ownership interest in the LLC. Sean E. Reilly, Kevin P. Reilly, Jr.'s brother and also one of the Company's Directors, has a 7.5% ownership interest in the LLC. Both loans, totaling $208 in outstanding principal and interest, were repaid in full in September 2002.

     On September 6, 2002, the Company entered into an agreement with Charles W. Lamar III, its director, to settle Mr. Lamar's obligation to reimburse the Company for premiums that it had paid under a split-dollar life insurance policy. These premiums had been paid under an original policy, which was subsequently surrendered to a new insurer for a new policy. The Company paid no further premiums under the new policy but the new policy replaced the surrendered policy as collateral for the $90 in aggregate premiums paid by the Company under the old policy. In exchange for the right to receive the death proceeds from the new policy at some indeterminate future date, the Company accepted stock of the original insurer, which was issued in connection with its demutualization, and cash with a value of approximately $53 in full satisfaction of this obligation.

(11) STOCKHOLDERS' EQUITY

     On July 16, 1999, the Board of Directors amended the preferred stock of the Company by designating 5,720 shares of the 1,000,000 shares of previously undesignated preferred stock, par value $.001 as Series AA preferred stock. The previously issued Class A preferred stock par value $638 was exchanged for the new Series AA preferred stock and no shares of Class A preferred stock are currently outstanding. The new Series AA preferred stock and the Class A preferred stock rank senior to the Class A common stock and Class B common stock with respect to dividends and upon liquidation. Holders of Series AA preferred stock and Class A preferred stock are entitled to receive, on a pari pasu basis, dividends at the rate of $15.95 per share per quarter when, as and if declared by the Board of Directors. The Series AA preferred stock and the Class A preferred stock are also entitled to receive, on a pari passu basis, $638 plus a further amount equal to any dividend accrued and unpaid to the date of distribution before any payments are made or assets distributed to the Class A common stock or Class B stock upon voluntary or involuntary liquidation, dissolution or winding up of the Company. The liquidation value of the outstanding Series AA preferred stock at December 31, 2002 was $3,649. The Series AA preferred stock and the Class A preferred stock are identical, except that the Series AA preferred stock is entitled to one vote per share and the Class A preferred stock is not entitled to vote.

     All of the outstanding shares of Common Stock are fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, following any required distribution to the holders of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefore, subject to the restrictions set forth in the Company's Existing Indentures and the Senior Credit Facility. Subject to the preferential rights of the holders of any class of preferred stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of either class of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of Common Stock, provided that, in the event of stock dividends, holders of a specific class of Common Stock shall be entitled to receive only additional shares of such class.

     The rights of the Class A and Class B common stock are equal in all respects, except holders of Class B common stock have ten votes per share on all matters in which the holders of common stock are entitled to vote and holders of Class A common stock have one vote per share on such matters. The

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

Class B common stock will convert automatically into Class A common stock upon the sale or transfer to persons other than permitted transferees (as defined in the Company's certificate of incorporation, as amended).

     On May 25, 2000, the stockholders approved a resolution to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock from 125,000,000 shares to 175,000,000 shares which increased the total authorized capital stock from 163,510,000 shares to 213,510,000 shares.

     On May 25, 2000, the stockholders approved the 2000 Employee Stock Purchase Plan whereby 500,000 shares of the Company's Class A common stock have been reserved for issuance under the Plan. Under this plan, eligible employees may purchase stock at 85% of the fair market value of a share on the offering commencement date or the respective purchase date whichever is lower. Purchases are limited to ten percent of an employee's total compensation. The initial offering under the Plan commenced on April 1, 2000 with a single purchase date on June 30, 2000. Subsequent offerings shall commence each year on July 1 with a termination date of December 31 and purchase dates on September 30 and December 31; and on January 1 with a termination date on June 30 and purchase dates on March 31 and June 30.

     On June 7, 2001, the Company issued 1,200,000 shares of its Class A common stock at a price of $40.00 per share. The equity offering was to cover over-allotments related to an underwriting agreement between Lamar Advertising Company, AMFM Operating, Inc. and Deutsche Banc Alex Brown Inc. filed on June 4, 2001. Under the terms of a consent decree with the United States Department of Justice, AMFM Operating, Inc. had to dispose of its Lamar Advertising Class A common stock by January 1, 2003. As of December 31, 2001, AMFM Operating, Inc. had complied with the terms of the consent decree.

(12) STOCK OPTION PLAN

     In 1996, the Company adopted the 1996 Equity Incentive Plan (the 1996
Plan). The purpose of the 1996 Plan is to attract and retain key employees and consultants of the Company. The 1996 Plan authorizes the grant of stock options, stock appreciation rights and restricted stock to employees and consultants of the Company capable of contributing to the Company's performance. Options granted under the 1996 Plan generally become exercisable over a five-year period and expire 10 years from the date of grant unless otherwise authorized by the Board. As of December 31, 2002, the Company had reserved an aggregate of 8,000,000 shares of Class A common stock for awards under the 1996 Plan.

     In August 2000, the Board of Directors voted to amend the 1996 Plan to (i) authorize grants to members of the Company's board of directors (ii) provide the Committee with more flexibility in determining the exercise price of awards made under the 1996 Plan (iii) allow for grants of unrestricted stock and (iv) set forth performance criteria that the Committee may establish for the granting of stock awards. These amendments were approved by the Company's stockholders in May 2001.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

                                                   DIVIDEND    EXPECTED      RISK FREE     EXPECTED
GRANT YEAR                                          YIELD     VOLATILITY   INTEREST RATE    LIVES
----------                                         --------   ----------   -------------   --------
2002............................................      0%          51%            5%           4
2001............................................      0%          53%            5%           4
2000............................................      0%          54%            6%           4

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

     Information regarding the 1996 Plan for the years ended December 31, 2002, 2001 and 2000, is as follows:

                                            2002                    2001                    2000
                                    ---------------------   ---------------------   ---------------------
                                                 WEIGHTED                WEIGHTED                WEIGHTED
                                                 AVERAGE                 AVERAGE                 AVERAGE
                                                 EXERCISE                EXERCISE                EXERCISE
                                      SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                    ----------   --------   ----------   --------   ----------   --------
Outstanding, beginning of year....   4,517,653    $29.11     2,865,647    $30.48     2,757,954    $27.14
Granted...........................     142,000     35.01     2,195,500     27.02       470,500     43.87
Exercised.........................    (515,088)    23.74      (425,243)    24.80      (299,619)    17.75
Canceled..........................     (77,200)    36.36      (118,251)    42.42       (63,188)    39.09
                                    ----------    ------    ----------    ------    ----------    ------
Outstanding, end of year..........   4,067,365    $29.83     4,517,653    $29.08     2,865,647    $30.59
                                    ==========    ======    ==========    ======    ==========    ======
Price for exercised shares........  $    23.74              $    24.80              $    17.75
Shares available for grant, end of
  year............................   1,369,520               1,436,009                 513,258
Weighted average fair value of
  options granted during the
  year............................  $    22.48              $    13.26              $    26.57

     The following table summarizes information about fixed-price stock options outstanding at December 31, 2002:

                                            NUMBER        WEIGHTED                    NUMBER
                                         OUTSTANDING       AVERAGE     WEIGHTED    EXERCISABLE     WEIGHTED
                                              AT          REMAINING    AVERAGE          AT         AVERAGE
                                         DECEMBER 31,    CONTRACTUAL   EXERCISE    DECEMBER 31,    EXERCISE
RANGE OF EXERCISE PRICES                     2002           LIFE        PRICE          2002         PRICE
------------------------                --------------   -----------   --------   --------------   --------
$10.67 - 26.17........................       506,312        4.01        $13.68         479,312      $12.98
26.42.................................     1,401,553        8.74         26.42       1,120,353       26.42
26.69 - 33.38.........................     1,356,000        6.27         31.25         906,750       31.79
34.16 - 47.75.........................       708,000        7.25         41.26          92,200       37.61
60.63.................................        95,000        7.01         60.63          18,000       60.63

     No stock appreciation rights or restricted stock authorized by the 1996 Plan have been granted.

(13) COMMITMENTS AND OTHER CONTINGENCIES

     The Company sponsors a partially self-insured group health insurance program. The Company is obligated to pay all claims under the program, which are in excess of premiums, up to program limits of $150 per employee, per claim, per year. The Company is also self-insured with respect to its income disability benefits and against casualty losses on advertising structures. Amounts for expected losses, including a provision for losses incurred but not reported, is included in accrued expenses in the accompanying consolidated financial statements. As of December 31, 2002, the Company maintained $3,417 in letters of credit with a bank to meet requirements of the Company's worker's compensation and general liability insurance carrier.

     The Company sponsors The Lamar Corporation Savings and Profit Sharing Plan covering employees who have completed one year of service and are at least 21 years of age. The Company matches 50% of employees' contributions up to 5% of related compensation. Employees can contribute up to 15% of compensation. Full vesting on the Company's matched contributions occurs after five years for contributions made prior to January 1, 2002 and three years for contributions made after January 1, 2002.

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

Annually, at the Company's discretion, an additional profit sharing contribution may be made on behalf of each eligible employee. In total, for the years ended December 31, 2002, 2001, and 2000, the Company contributed $2,709, $2,422 and $1,671, respectively.

     The Company sponsors a Deferred Compensation Plan for the benefit of certain of its senior management who meet specific age and years of service criteria. Employees who have attained the age of 30 and have a minimum of 10 years of service are eligible for annual contributions to the Plan generally ranging from $3 to $8, depending on the employee's length of service. The Company's contributions to the Plan are maintained in a rabbi trust and, accordingly, the assets and liabilities of the Plan are reflected in the balance sheet of the Company. Upon termination, death or disability, participating employees are eligible to receive an amount equal to the fair market value of the assets in the employee's deferred compensation account. The Company has contributed $619, $550 and $456 to the Plan during the years ended December 31, 2002, 2001 and 2000, respectively. Contributions to the Deferred Compensation Plan are discretionary and are determined by the Board of Directors.

(14) SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES

     Separate financial statements of each of the Company's direct or indirect wholly-owned subsidiaries that have guaranteed Lamar Media's obligations with respect to its publicly issued notes (collectively, the Guarantors) are not included herein because the Company has no independent assets or operations, the guarantees are full and unconditional and joint and several and the only subsidiary that is not a guarantor is considered to be minor. Lamar Media's ability to make distributions to Lamar Advertising is restricted under the terms of its bank credit facility and the indentures relating to Lamar Media's outstanding notes.

     As of December 31, 2002 and 2001, the net assets restricted as to transfers from Lamar Media Corp. to Lamar Advertising Company in the form of cash dividends, loans or advances were $1,915,035 and $1,896,992, respectively.

(15) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001. The fair value of the financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                2002                      2001
                                       -----------------------   -----------------------
                                        CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                         AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                       ----------   ----------   ----------   ----------
Long-term debt.......................  $1,734,746   $1,758,380   $1,745,026   $1,770,439

     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies as follows:

     - The carrying amounts of cash and cash equivalents, prepaids, receivables, trade accounts payable, accrued expenses, and deferred income approximate fair value because of the short term nature of these items.

     - The fair value of long-term debt is based upon market quotes obtained from dealers where available and by discounting future cash flows at rates currently available to the Company for similar instruments when quoted market rates are not available.

     Fair value estimates are subject to inherent limitations. Estimates of fair values are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments presented above are not necessarily indicative of amounts the

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES

Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                    FISCAL YEAR 2002 QUARTERS
                                         ------------------------------------------------
                                         MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                         --------   --------   ------------   -----------
Net revenues...........................  $176,538   $202,529     $201,918      $194,697
Net revenues less direct advertising
  expenses.............................   109,311    135,897      130,233       125,469
Net loss applicable to common stock....   (16,254)      (399)      (6,079)      (13,961)
Net loss per common share (basic and
  diluted).............................     (0.16)       (--)       (0.06)        (0.14)

                                                    FISCAL YEAR 2001 QUARTERS
                                         ------------------------------------------------
                                         MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                         --------   --------   ------------   -----------
Net revenues...........................  $170,385   $191,788     $188,267      $178,610
Net revenues less direct advertising
  expenses.............................   108,849    130,473      123,674       114,571
Net loss applicable to common stock....   (34,381)   (20,491)     (24,452)      (29,675)
Net loss per common share (basic and
  diluted).............................     (0.35)     (0.21)       (0.25)        (0.30)

(17) NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company will also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company has not yet determined the impact to the consolidated financial statements for the adoption of SFAS No. 143.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to

                   LAMAR ADVERTISING COMPANY AND SUBSIDIARIES guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements as the Company has no variable interest entities. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

                                                                      SCHEDULE 2

                           LAMAR ADVERTISING COMPANY

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                  BALANCE AT   CHARGED TO
                                                  BEGINNING    COSTS AND                  BALANCE AT
                                                  OF PERIOD     EXPENSES    DEDUCTIONS   END OF PERIOD
                                                  ----------   ----------   ----------   -------------
                                                                     (IN THOUSANDS)
Year ended December 31, 2002
  Deducted in balance sheet from trade accounts
     receivable: Allowance for doubtful
     accounts...................................   $  4,914       9,036       9,036           4,914
  Deducted in balance sheet from intangible
     assets: Amortization of intangible
     assets.....................................   $569,322     130,142          --         699,464
Year ended December 31, 2001
  Deducted in balance sheet from trade accounts
     receivable: Allowance for doubtful
     accounts...................................   $  4,914       7,794       7,794           4,914
  Deducted in balance sheet from intangible
     assets: Amortization of intangible
     assets.....................................   $356,725     212,597          --         569,322
Year ended December 31, 2000
  Deducted in balance sheet from trade accounts
     receivable: Allowance for doubtful
     accounts...................................   $  3,928       5,991       5,005           4,914
  Deducted in balance sheet from intangible
     assets: Amortization of intangible
     assets.....................................   $171,316     185,409          --         356,725

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Lamar Media Corp.:

     We have audited the accompanying consolidated balance sheets of Lamar Media Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lamar Media Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1(d) to the consolidated financial statements of Lamar Advertising Company, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The provisions of SFAS No. 142 were fully adopted on January 1, 2002.

/s/ KPMG LLP

KPMG LLP
New Orleans, Louisiana
February 5, 2003, except as to Note 5 which is as of March 7, 2003

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   15,610     $   12,885
  Cash on deposit for debt extinguishment...................      266,657             --
  Receivables, net of allowance for doubtful accounts of
     $4,914 in 2002 and 2001................................       92,295         93,043
  Prepaid expenses..........................................       30,091         27,176
  Deferred income tax asset.................................        6,428          5,945
  Other current assets......................................       14,293         17,688
                                                               ----------     ----------
Total current assets........................................      425,374        156,737
                                                               ----------     ----------
Property, plant and equipment...............................    1,850,657      1,777,399
  Less accumulated depreciation and amortization............     (566,889)      (451,686)
                                                               ----------     ----------
Net property, plant and equipment...........................    1,283,768      1,325,713
                                                               ----------     ----------
Goodwill (note 3)...........................................    1,171,595      1,127,426
Intangible assets (note 3)..................................      975,998      1,028,653
Other assets................................................       18,174         16,580
                                                               ----------     ----------
Total assets................................................   $3,874,909     $3,655,109
                                                               ==========     ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Trade accounts payable....................................   $   10,051     $   10,048
  Current maturities of long-term debt (note 5).............        4,687         66,559
  Current maturities related to debt extinguishment.........      255,000             --
  Accrued expenses (note 4).................................       25,981         22,362
  Deferred income...........................................       13,942         11,618
                                                               ----------     ----------
Total current liabilities...................................      309,661        110,587
                                                               ----------     ----------
Long-term debt (note 5).....................................    1,447,246      1,457,526
Deferred income taxes (note 6)..............................      129,924        133,186
Other liabilities...........................................        7,366          7,724
                                                               ----------     ----------
Total liabilities...........................................    1,894,197      1,709,023
                                                               ----------     ----------
Stockholder's equity:
  Common stock, $.01 par value, authorized 3,000 shares; 100 shares issued and outstanding at December 31, 2002 and
     2001...................................................           --             --
  Additional paid-in capital................................    2,281,901      2,222,317
  Accumulated deficit.......................................     (301,189)      (276,231)
                                                               ----------     ----------
Stockholder's equity........................................    1,980,712      1,946,086
                                                               ----------     ----------
Total liabilities and stockholder's equity..................   $3,874,909     $3,655,109
                                                               ==========     ==========

          See accompanying notes to consolidated financial statements.

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2002       2001        2000
                                                             --------   ---------   ---------
                                                             (IN THOUSANDS, EXCEPT SHARE AND
                                                                     PER SHARE DATA)
Net revenues...............................................  $775,682   $ 729,050   $ 687,319
                                                             --------   ---------   ---------
Operating expenses:
   Direct advertising expenses.............................   274,772     251,483     217,465
   General and administrative expenses.....................   166,895     150,786     137,292
   Depreciation and amortization...........................   274,644     351,754     315,465
   Gain on disposition of assets...........................      (336)       (923)       (986)
                                                             --------   ---------   ---------
                                                              715,975     753,100     669,236
                                                             --------   ---------   ---------
   Operating income (loss).................................    59,707     (24,050)     18,083
Other expense (income):
   Loss on early extinguishment of debt....................     5,850          --          --
   Interest income.........................................      (929)       (640)     (1,715)
   Interest expense........................................    92,178     113,026     147,607
                                                             --------   ---------   ---------
                                                               97,099     112,386     145,892
                                                             --------   ---------   ---------
Loss before income taxes...................................   (37,392)   (136,436)   (127,809)
Income tax benefit (note 6)................................   (12,434)    (38,870)    (35,879)
                                                             --------   ---------   ---------
Net loss...................................................  $(24,958)  $ (97,566)  $ (91,930)
                                                             ========   =========   =========

          See accompanying notes to consolidated financial statements.

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                 ADDITIONAL
                                                       COMMON      PAID-IN     ACCUMULATED
                                                        STOCK      CAPITAL       DEFICIT        TOTAL
                                                       -------   -----------   ------------   ----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance, December 31, 1999...........................   $  --     1,469,606       (86,735)    1,382,871
   Contribution from parent..........................      --       385,815            --       385,815
   Net loss..........................................      --            --       (91,930)      (91,930)
                                                        -----     ---------      --------     ---------
Balance, December 31, 2000...........................   $  --     1,855,421      (178,665)    1,676,756
   Contribution from parent..........................      --       366,896            --       366,896
   Net loss..........................................      --            --       (97,566)      (97,566)
                                                        -----     ---------      --------     ---------
Balance, December 31, 2001...........................   $  --     2,222,317      (276,231)    1,946,086
   Contribution from parent..........................      --        59,584            --        59,584
   Net loss..........................................      --            --       (24,958)      (24,958)
                                                        -----     ---------      --------     ---------
Balance, December 31, 2002...........................   $  --     2,281,901      (301,189)    1,980,712
                                                        =====     =========      ========     =========

          See accompanying notes to consolidated financial statements.

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $(24,958)  $(97,566)  $(91,930)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................   274,644    351,754    315,465
     Gain on disposition of assets..........................      (336)      (923)      (986)
     Loss on early extinguishment of debt...................     2,424         --         --
     Deferred income tax benefit............................    (8,325)   (39,582)   (35,737)
     Provision for doubtful accounts........................     9,036      7,794      5,991
  Changes in operating assets and liabilities:
     (Increase) decrease in:
       Receivables..........................................    (6,451)    (9,810)   (13,786)
       Prepaid expenses.....................................    (2,533)    (1,322)    (1,371)
       Other assets.........................................     2,804      2,916      4,568
     Increase (decrease) in:
       Trade accounts payable...............................         3        131     (1,574)
       Accrued expenses.....................................     1,965    (14,641)    (1,910)
       Deferred income......................................     2,051       (173)      (964)
       Other liabilities....................................      (505)       124        196
                                                              --------   --------   --------
          Net cash provided by operating activities.........   249,819    198,702    177,962
                                                              --------   --------   --------
Cash flows from investing activities:
  Capital expenditures......................................   (78,390)   (85,320)   (78,304)
  Purchase of new markets...................................   (78,326)  (298,134)  (355,958)
  Increase in notes receivable..............................    (1,650)        --         --
  Proceeds from sale of property and equipment..............     3,412      4,916      2,827
                                                              --------   --------   --------
          Net cash used in investing activities.............  (154,954)  (378,538)  (431,435)
                                                              --------   --------   --------
Cash flows from financing activities:
  Contribution from parent..................................        --     48,000    200,212
  Proceeds from issuance of long-term debt..................   256,360         --         --
  Deposits for debt extinguishment..........................  (266,657)        --         --
  Principal payments on long-term debt......................  (140,700)   (67,046)    (5,330)
  Debt issuance costs.......................................    (1,183)      (573)    (1,470)
  Increase in notes payable.................................        40         --         --
  Net borrowing under credit agreements.....................    60,000    140,000    124,000
                                                              --------   --------   --------
          Net cash (used in) provided by financing
            activities......................................   (92,140)   120,381    317,412
                                                              --------   --------   --------
          Net increase (decrease) in cash and cash
            equivalents.....................................     2,725    (59,455)    63,939
  Cash and cash equivalents at beginning of period..........    12,885     72,340      8,401
                                                              --------   --------   --------
  Cash and cash equivalents at end of period................  $ 15,610   $ 12,885   $ 72,340
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid for interest....................................  $ 94,729   $119,000   $147,875
                                                              ========   ========   ========
  Cash paid for state and federal income taxes..............  $    745   $  1,189   $  1,936
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SIGNIFICANT ACCOUNTING POLICIES

 (A) NATURE OF BUSINESS

     Lamar Media Corp. is a wholly-owned subsidiary of Lamar Advertising Company. Lamar Media Corp. is engaged in the outdoor advertising business operating approximately 146,000 outdoor advertising displays in 44 states. Lamar Media's operating strategy is to be the leading provider of outdoor advertising services in the markets it serves.

     In addition, Lamar Media operates a logo sign business in 21 states throughout the United States and in one province of Canada. Logo signs are erected pursuant to state-awarded service contracts on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. Included in the Company's logo sign business are tourism signing contracts.

     Certain footnotes are not provided for the accompanying financial statements as the information in notes 2, 4, 6, 11 through 13, 15 and 17 and portions of notes 1, 8 and 10 to the consolidated financial statements of Lamar Advertising Company included elsewhere in this Annual Report are substantially equivalent to that required for the consolidated financial statements of Lamar Media Corp. Earnings per share data is not provided for the operating results of Lamar Media Corp. as it is a wholly-owned subsidiary of Lamar Advertising Company.

 (B) PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include Lamar Media Corp., its wholly-owned subsidiaries, The Lamar Company, LLC, Lamar Central Outdoor, Inc., Lamar Oklahoma Holding Co., Inc., Lamar Advertising Southwest, Inc., Lamar DOA Tennessee Holdings, Inc., and Interstate Logos, LLC. and their majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

(2) NONCASH FINANCING AND INVESTING ACTIVITIES

     A summary of significant noncash financing and investing activities for the years ended December 31, 2002, 2001 and 2000:

                                                           2002      2001      2000
                                                          -------   -------   -------
Parent company stock contributed for acquisitions.......  $56,100    29,000   185,603
Note payable converted to contributed capital...........       --   287,500        --
Debt issuance costs.....................................    3,640        --        --

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

(3) GOODWILL AND OTHER INTANGIBLE ASSETS

     The following is a summary of intangible assets at December 31, 2002 and December 31, 2001:

                                                   2002                        2001
                                         -------------------------   -------------------------
                             ESTIMATED     GROSS                       GROSS
                               LIFE       CARRYING    ACCUMULATED     CARRYING    ACCUMULATED
                              (YEARS)      AMOUNT     AMORTIZATION     AMOUNT     AMORTIZATION
                             ---------   ----------   ------------   ----------   ------------
AMORTIZABLE INTANGIBLE
  ASSETS:
  Debt issuance costs and
     fees..................    7-10      $   29,304     $ 16,992     $   24,625     $ 11,756
  Customer lists and
     contracts.............    7-10         371,787      196,084        359,154      145,180
  Non-competition
     agreements............    3-15          57,023       39,458         56,419       31,841
  Site locations...........      15         937,773      177,016        882,180      115,314
  Other....................    5-15          15,399        5,738         14,605        4,239
                                         ----------     --------     ----------     --------
                                          1,411,286      435,288      1,336,983      308,330
UNAMORTIZABLE INTANGIBLE
  ASSETS:
  Goodwill.................              $1,424,361     $252,766     $1,380,192     $252,766

     The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance as of December 31, 2001.............................  $1,380,192
Goodwill acquired during the year...........................      44,169
Impairment losses...........................................          --
                                                              ----------
Balance as of December 31, 2002.............................  $1,424,361
                                                              ==========

     In accordance with SFAS No. 142, Lamar Media is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. Lamar Media is required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments. If an intangible asset is identified as having an indefinite useful life, Lamar Media will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Based upon it's review, no impairment charge was required upon the adoption of SFAS No. 142 or at its annual test for impairment on December 31, 2002.

     The following table illustrates the effect of the adoption of SFAS No. 142 on prior periods:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2002       2001        2000
                                                     --------   ---------   ---------
Reported net loss applicable to common stock.......  $(24,958)  $ (97,566)  $ (91,930)
Add: goodwill amortization, net of tax.............        --      70,463      60,752
                                                     --------   ---------   ---------
Adjusted net loss applicable to common stock.......  $(24,958)  $ (27,103)  $ (31,178)
                                                     ========   =========   =========

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

(4) ACCRUED EXPENSES

     The following is a summary of accrued expenses at December 31, 2002 and 2001:

                                                               2002      2001
                                                              -------   ------
Payroll.....................................................  $ 7,686    4,982
Interest....................................................    8,618   11,169
Other.......................................................    9,677    6,211
                                                              -------   ------
                                                              $25,981   22,362
                                                              =======   ======

(5) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 2002 and 2001:

                                                                 2002        2001
                                                              ----------   ---------
7 1/4% Senior subordinated notes............................  $  260,000          --
9 5/8% Senior subordinated notes (1996 Notes)...............     255,000     255,000
8 5/8% Senior subordinated notes (1997 Notes)...............     199,230     199,104
Bank Credit Agreement.......................................     975,500     978,500
9 1/4% Senior subordinated notes............................          --      74,073
8% Unsecured subordinated notes.............................       7,333       9,333
Other notes with various rates and terms....................       9,870       8,075
                                                              ----------   ---------
                                                               1,706,933   1,524,085
Less current maturities.....................................    (259,687)    (66,559)
                                                              ----------   ---------
                                                              $1,447,246   1,457,526
                                                              ==========   =========

     Long-term debt matures as follows:

2003........................................................   $  259,687
2004........................................................        4,336
2005........................................................       56,545
2006........................................................       68,624
2007........................................................      281,978
Later years.................................................    1,035,763

     On August 10, 1999, Lamar Media Corp. borrowed from Lamar Advertising Company, its parent, $287,500 in exchange for a note payable bearing interest at 5 1/4% due 2006. The proceeds were used to pay down existing bank debt of the Company.

     Effective January 30, 2001, Lamar Media Corp. and its subsidiaries entered into an amendment to its bank credit agreement for the purposes of increasing "Incremental Loan Commitments" from $400,000 to $1,000,000 and affording Lamar Media Corp. and Lamar Advertising Company more flexibility in incurring debt. The "Total Debt Ratio", previously measured at the Lamar Advertising Company level, is now measured at the Lamar Media Corp. level with the result that the 5 1/4% convertible Notes will be excluded from this ratio. In connection with these changes, the note receivable and notes payable of equal amounts between Lamar Advertising and Lamar Media, its wholly-owned subsidiary, were canceled. The cancellation of the note of $287,500 is treated as capital contributed by the parent on Lamar Media's balance sheet effective January 30, 2001.

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

     The presentation of long-term debt is in accordance with the terms of the new credit agreement discussed in Note 8 to the consolidated financial statements of Lamar Advertising Company.

(6) INCOME TAXES

     Income tax benefit for the years ended December 31, 2002, 2001 and 2000, consists of:

                                                          CURRENT   DEFERRED    TOTAL
                                                          -------   --------   -------
Year ended December 31, 2002:
  U.S. federal..........................................  $(5,068)   (7,090)   (12,158)
  State and local.......................................      870    (1,685)      (815)
  Foreign...............................................       89       450        539
                                                          -------   -------    -------
                                                          $(4,109)   (8,325)   (12,434)
                                                          =======   =======    =======
Year ended December 31, 2001:
  U.S. federal..........................................  $    --   (31,618)   (31,618)
  State and local.......................................      712    (7,513)    (6,801)
  Foreign...............................................       --      (451)      (451)
                                                          -------   -------    -------
                                                          $   712   (39,582)   (38,870)
                                                          =======   =======    =======
Year ended December 31, 2000:
  U.S. federal..........................................  $    --   (28,865)   (28,865)
  State and local.......................................     (142)   (6,872)    (7,014)
                                                          -------   -------    -------
                                                          $  (142)  (35,737)   (35,879)
                                                          =======   =======    =======

     Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2002, 2001 and 2000, differs from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes as follows:

                                                         2002       2001       2000
                                                       --------   --------   --------
Computed expected tax benefit........................  $(12,713)  $(46,388)  $(43,455)
Increase (reduction) in income taxes resulting from:
   Book expenses not deductible for tax purposes.....       689        590        754
   Amortization of non-deductible goodwill...........       (31)    13,402     11,845
   State and local income taxes, net of federal
      income tax benefit.............................      (560)    (4,488)    (4,629)
   Other differences, net............................       181     (1,986)      (394)
                                                       --------   --------   --------
                                                       $(12,434)  $(38,870)  $(35,879)
                                                       ========   ========   ========

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

                                                                2002        2001
                                                              ---------   ---------
Current deferred tax assets:
   Receivables, principally due to allowance for doubtful
      accounts..............................................  $   1,916   $   1,916
   Accrued liabilities not deducted for tax purposes........      2,142       1,578
   Net operating loss carryforward..........................         --         451
   Other....................................................      2,370       2,000
                                                              ---------   ---------
   Net current deferred tax asset...........................  $   6,428   $   5,945
                                                              =========   =========
Non-current deferred tax liabilities:
   Plant and equipment, principally due to differences in
      depreciation..........................................  $ (10,821)  $  (3,550)
   Intangibles, due to differences in amortizable lives.....   (243,680)   (245,587)
                                                              ---------   ---------
                                                               (254,501)   (249,137)
Non-current deferred tax assets:
   Plant and equipment, due to basis differences on
      acquisitions..........................................     47,492      57,349
   Plant and equipment, due to basis differences on
      acquisitions and costs capitalized for tax purposes...      4,288       4,305
   Investment in affiliates and plant and equipment, due to
      gains recognized for tax purposes and deferred for
      financial reporting purposes..........................        941         941
   Accrued liabilities not deducted for tax purposes........      3,062       2,861
   Net operating loss carryforward..........................     68,164      49,470
   Minimum tax credit.......................................         --         331
   Other, net...............................................        630         694
                                                              ---------   ---------
                                                                124,577     115,951
                                                              ---------   ---------
   Net non-current deferred tax liability...................  $(129,924)  $(133,186)
                                                              =========   =========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

     Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Lamar Media will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(7) RELATED PARTY TRANSACTIONS

     Affiliates, as used within these statements, are persons or entities that are affiliated with Lamar Media Corp. or its subsidiaries through common ownership and directorate control.

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

     As of December 31, 2002 and 2001, there was a receivable from Lamar Advertising Company, its parent, in the amount of $6,978 and $9,671, respectively.

(8) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                    FISCAL YEAR 2002 QUARTERS
                                         ------------------------------------------------
                                         MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                         --------   --------   ------------   -----------
Net revenues...........................  $176,538   $202,529     $201,918      $194,697
Net revenues less direct advertising
   expenses............................   109,311    135,897      130,233       125,469
Net (loss) income applicable to common
   stock...............................   (13,331)     2,542       (3,145)      (11,024)

                                                    FISCAL YEAR 2001 QUARTERS
                                         ------------------------------------------------
                                         MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                         --------   --------   ------------   -----------
Net revenues...........................  $170,385   $191,788     $188,267      $178,610
Net revenues less direct advertising
   expenses............................   108,849    130,473      123,674       114,571
Net loss applicable to common stock....   (32,146)   (17,476)     (21,434)      (26,510)

                                                                      SCHEDULE 2

                       LAMAR MEDIA CORP. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                    BALANCE AT    CHARGED TO                BALANCE AT
                                                   BEGINNING OF   COSTS AND                   END OF
                                                      PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                                   ------------   ----------   ----------   ----------
                                                                     (IN THOUSANDS)
Year Ended December 31, 2002
   Deducted in balance sheet from trade accounts
      receivable: Allowance for doubtful
      accounts...................................    $  4,914         9,036       9,036         4,914
   Deducted in balance sheet from intangible
      assets: Amortization of intangible
      assets.....................................    $561,096       126,958          --       688,054
Year Ended December 31, 2001
   Deducted in balance sheet from trade accounts
      receivable: Allowance for doubtful
      accounts...................................    $  4,914         7,794       7,794         4,914
   Deducted in balance sheet from intangible
      assets: Amortization of intangible
      assets.....................................    $352,314       208,782          --       561,096
Year Ended December 31, 2000
   Deducted in balance sheet from trade accounts
      receivable: Allowance for doubtful
      accounts...................................    $  3,928         5,991       5,005         4,914
   Deducted in balance sheet from intangible
      assets: Amortization of intangible
      assets.....................................    $170,410       181,904          --       352,314